SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------
                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    786444109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                            RONALD I. BRENDZEL, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                       SAFEGUARD HEALTH ENTERPRISES, INC.
                            95 ENTERPRISE, SUITE 100
                           ALISO VIEJO, CA 92656-2605
                              TEL:  (949) 425-4300
                              FAX:  (949) 425-4586

 (Name, address and telephone number of person authorized to receive notices for SafeGuard Health Enterprises, Inc. and on behalf of persons filing statement)

     THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

          a.   [X]   The filing of solicitation materials or an information
                     statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of
                     1934.

          b.   [ ]   The filing of a registration statement under the
                     Securities Act of 1933.

          c.   [ ]   A tender offer.

          d.   [ ]   None of the above.

 CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION REFERRED TO
                IN CHECKING BOX (a) ARE PRELIMINARY COPIES: [X]

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS
                            OF THE TRANSACTION: [ ]

                            CALCULATION OF FILING FEE

                                                   AMOUNT OF
             TRANSACTION VALUATION (1)           FILING FEE (2)

             $12,943,985                           $1,640.00

(1) For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $2.25 per share or pro rata portion thereof, before giving effect to a 1-for-1,500 reverse stock split as described herein, for 5,752,882 shares of the Company's common stock, which represents all issued and outstanding shares of the Issuer's common stock acquired pursuant to this transaction.

(2) The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals .0001267 multiplied by the aggregate value of cash or new common stock to be paid and/or issued by the Issuer for the common stock.

     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $69.58
                         -----------------------------
Form or Registration No.:   Schedule 13e-3
                           ---------------------------
Filing Party:    SafeGuard Health Enterprises, Inc.
               ---------------------------------------
Date Filed:    January 9, 2004
             -----------------------------------------
Balance Due:   $ 1,531.04
             -----------------------------------------

ITEM 1.   SUMMARY  TERM  SHEET

The information set forth under the caption "Summary of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM 2.   SUBJECT  COMPANY  INFORMATION

          (a) The information set forth under the caption "General Information" on the cover page of the Information Statement is incorporated herein by reference.

          (b) The information set forth under the caption "General Information" on the cover page of the Information Statement is incorporated herein by reference.

          (c) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" in the Information Statement is incorporated herein by reference.

          (d) The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" in the Information Statement is incorporated herein by reference.

          (e)  Not  applicable.

          (f) The information set forth under the caption "Fairness of the Reverse Stock Split-Factors Considered-Purchase Prices in Previous Transactions" in the Information Statement is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSONS

          (a) The information set forth under the caption "General Information" on the cover page of the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

          (c) The information set forth under the caption "Information Concerning Officers and Directors" in the Information Statement is incorporated herein by reference.

ITEM 4.   TERMS  OF  THE  TRANSACTION

          (a) The information set forth under the caption "Terms of the Reverse Stock Split" and "Effects of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

          (c) The information set forth under the caption "Terms of the Reverse Stock Split" and "Effects of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d) The information set forth under the caption "Terms of the Reverse Stock Split-Dissenters' Rights" in the Information Statement is incorporated herein by reference.

          (e) The information set forth under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to Unaffiliated Stockholders" in the Information Statement is incorporated herein by reference.

          (f)  Not  applicable.

ITEM 5.   PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS

          (a) The information set forth under the captions "Special Factors-Background of the Reverse Stock Split" and "Significant Corporate Events-Contracts with Officers, Directors and Affiliates" in the Information Statement is incorporated herein by reference.

          (b) The information set forth under the caption "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (c) The information set forth under the caption "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d)  Not  applicable.

          (e) The information set forth under the captions "Special Factors-Background of the Reverse Stock Split" and "Significant Corporate Events-Contracts with Officers, Directors and Affiliates" in the Information Statement is incorporated herein by reference.

ITEM 6.   PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS

          (a)  Not  applicable.

          (b) The information set forth under the caption "Federal Income Tax Consequences of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (c)  (1)  Not  applicable.

               (2)  Not  applicable.

               (3)  Not  applicable.

               (4) The information under the captions "Conduct of the Company's Business After the Reverse Stock Split" and "Significant Corporate Events-Contracts with Officers, Directors and
               Affiliates" in the Information Statement is incorporated by reference.

               (5)  Not  applicable.

               (6) The information set forth under the caption "Special Factors-Purposes of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

               (7) The information set forth under the caption "Special Factors-Purposes of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

               (8) The information set forth under the caption "Special Factors-Purposes of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM 7.   PURPOSES,  ALTERNATIVES,  REASONS  AND  EFFECTS

          (a) The information under the caption "Special Factors-Purposes of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b) The information under the captions "Reasons for the Reverse Stock Split-Alternatives Considered" and "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (c) The information under the captions "Special Factors-Background of the Reverse Stock Split" and "Reasons for the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d) The information under the caption "Effects of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM 8.   FAIRNESS  OF  THE  TRANSACTION

          (a) The information under the caption "Fairness of the Reverse Stock Split-Recommendation of the Company's Board" in the Information Statement is incorporated herein by reference.

          (b) The information under the caption "Fairness of the Reverse Stock Split-Factors Considered" in the Information Statement is incorporated herein by reference.

          (c) The information under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to Unaffiliated Stockholders" in the Information Statement is incorporated herein by reference.

          (d) The information under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to Unaffiliated Stockholders" in the Information Statement is incorporated herein by reference.

          (e) The information under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to Unaffiliated Stockholders" in the Information Statement is incorporated herein by reference.

          (f) The information under the caption "Fairness of the Reverse Stock Split-Procedural Fairness to Unaffiliated Stockholders" in the Information Statement is incorporated herein by reference.

ITEM 9.   REPORTS,  OPINIONS,  APPRAISALS  AND  NEGOTIATIONS

          (a) The information under the captions "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion" and "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

          (b) (1) The information under the captions "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion" and "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

               (2) The information under the captions "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion" and "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

               (3) The information under the captions "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion," "Opinion of Investment Banker" and "Significant Corporate Events-Acquisition of Health Net Dental, Inc. and Health Net Vision, Inc." in the Information Statement is incorporated herein by reference.

               (4) The information under the caption "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion" in the Information Statement is incorporated herein by reference.

               (5) The information under the caption "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion" in the Information Statement is incorporated herein by reference.

               (6) The information set forth under the caption "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

          (c) The information under the captions "Fairness of the Reverse Stock Split-Factors Considered-Fairness Opinion" and "Opinion of Investment Banker" in the Information Statement is incorporated herein by reference.

ITEM 10.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          (a) The information under the caption "Financing of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

          (c) The information under the caption "Costs of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (d)  Not  applicable.

ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

          (a) The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement is incorporated herein by reference.

          (b)  Not  applicable.

ITEM 12.  THE  SOLICITATION  OR  RECOMMENDATION

          (a)  Not  applicable.

          (b)  Not  applicable.

          (c)  Not  applicable.

          (d) The information under the captions "General Information" and "Fairness of the Reverse Stock Split-Recommendation of Company's Board" of the Information Statement is incorporated herein by reference.

          (e) The information under the captions "General Information" and "Fairness of the Reverse Stock Split-Recommendation of Company's Board" of the Information Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL  STATEMENTS

          (a) The information under the caption "Financial Statements" in the Information Statement is incorporated herein by reference.

          (b) The information under the caption "Pro Forma Financial Information" in the Information Statement is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED

          (a) The information under the caption "Summary of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

          (b) The information under the caption "Special Factors-Background of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL  INFORMATION

     None.

ITEM 16.  EXHIBITS

          (a) Information Statement. Incorporated by reference to the Issuer's Amendment No. 1 to the Preliminary Schedule 14C Information Statement, filed with the SEC on March 9, 2004.

          (b)  Not  applicable.

          (c) Opinion of Shattuck Hammond Partners LLC. Incorporated by reference to Exhibit B of the Issuer's Amendment No. 1 to the Preliminary
     Schedule 14C Information Statement filed with the SEC on March 9, 2004. A copy of the Presentation Booklet issued by Shattuck Hammond Partners LLC to the Issuer dated as of November 21, 2003 is attached hereto marked Exhibit A.

          (d)  Not  applicable.

          (e)  Not  applicable.

          (f)  None.

          (g)  None.

          (h)  Not  Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2004

                        SAFEGUARD HEALTH ENTERPRISES, INC.

                        By:    /s/  James E. Buncher
                            ----------------------------------------------------
                               JAMES E. BUNCHER
                               President and Chief Executive   Officer

                        By:    /s/  Dennis L. Gates
                            ----------------------------------------------------
                               DENNIS L. GATES
                               Senior Vice President and Chief Financial Officer

                                    EXHIBIT A


SafeGuard Health Enterprises, Inc.

November 21, 2003




             FAIRNESS OPINION PRESENTATION TO THE BOARD OF DIRECTORS





                               [GRAPHIC OMMITTED]


                               SHATTUCK HAMMOND PARTNERS LLC

----------------------------------
SafeGuard Health Enterprises, Inc.

TABLE OF CONTENTS


1.          Introduction
2.          Summary Analysis
3.          Conclusion of Fairness Opinion
4.          Transaction Summary and Rationale
5.          SafeGuard Overview
6.          Financial Summary
7.          Factors Affecting Valuation
8.          Valuation Methodology
Exhibit A. Financial Projections: Years ended December 31, 2004 to 2008 Exhibit B. Selected Acquisitions of Dental/Vision Benefit Companies
Exhibit C.  Selected Acquisitions of Managed Care Companies
Exhibit D. Reverse Stock Split Going Private Transactions: Premium Analysis Exhibit E. Selected Merger and Acquisition Transactions
            of Publicly-Traded Companies: Premium Analysis
Exhibit F.  Shares Owned by Investors and Affiliated Parties


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                    SHATTUCK HAMMOND PARTNERS LLC                             1

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]



                                  INTRODUCTION







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                    SHATTUCK HAMMOND PARTNERS LLC                             2

----------------------------------
SafeGuard Health Enterprises, Inc.

ENGAGEMENT OVERVIEW



     - Shattuck Hammond Partners LLC ("Shattuck Hammond") has been engaged by SafeGuard Health Enterprises, Inc. ("SafeGuard" or the "Company") to serve as an investment banker retained by the Board of Directors (the "Board") in connection with rendering a Fairness Opinion to the Board.

     - Shattuck Hammond's Fairness Opinion addresses the fairness, from a financial point of view, of the per share consideration to be received by the holders of SafeGuard Common Stock ("Common Stock") who will hold fractional shares immediately following the proposed Reverse Stock Split (the "Reverse Stock Split" or "Transaction"), as described below.

     - As contemplated, the proposed terms of the Reverse Stock Split would result in a one for 1,500 conversion rate.

     - Under the contemplated terms of the Reverse Stock Split, each holder of a fractional common share of SafeGuard will receive cash in amount equal to $2.00 per share of Common Stock on a pre-split basis (the "Consideration").



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                    SHATTUCK HAMMOND PARTNERS LLC                             3

----------------------------------
SafeGuard Health Enterprises, Inc.

SHATTUCK HAMMOND REVIEW PROCESS


     -    For the purpose of this Fairness Opinion, we have, among other things:

          - Reviewed a Board of Directors memorandum, dated October 31, 2003, describing the proposed terms of the Transaction;

          - Reviewed certain internal and publicly available financial statements and disclosure documents for SafeGuard;

          - Discussed with SafeGuard management the Company's business operations, capital structure, projections, and the Health Net Transaction, as described below;

          - Reviewed Definitive Agreements related to SafeGuard's acquisition of: (i) Heath Net Dental, Inc.; (ii) Heath Net Vision, Inc.;
               (iii) other selected dental and vision assets; and (iv) the strategic relationship between Health Net, Inc. and SafeGuard ("Health Net Dental", "Health Net Vision" , "Strategic Dental Relationship", or the "Health Net Transaction");

          - Reviewed the certificate and terms for the six percent (6%) Convertible Notes due October 31, 2013;

          - Reviewed information and analysis related to SafeGuard's acquisition of: (i) Ameritas Managed Dental Plan, Inc. (the "Ameritas Acquisition") ; and (ii) Paramount Dental Plan, Inc. ("Paramount Dental Plan");

          - Reviewed an analysis prepared by management related to the integration of the Health Net Transaction.


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                    SHATTUCK HAMMOND PARTNERS LLC                             4

----------------------------------
SafeGuard Health Enterprises, Inc.

SHATTUCK HAMMOND REVIEW PROCESS (CONTINUED)


          - Reviewed pro forma income statements prepared by management for the latest twelve months ("LTM") ended September 30, 2003, estimated year ended December 31, 2003 and projected year ended December, 31, 2004 which assumed that the Health Net Transaction and the Ameritas Acquisition occurred at the beginning of the period and that full synergies were achieved at the beginning of the period;

          - Reviewed management's projections for the estimated year ended December 31, 2003 and the projected years ended December 31, 2004 to 2008;

          - Reviewed certain memos to the Board of Directors which reviewed the rationale for the transaction and various alternatives thereto;

          - Reviewed trading volume and prices for SafeGuard's common stock for various periods from January 28, 2000 through November 20, 2003; and

          - Performed a variety of financial analysis and reviews as presented in more detail in this Report.


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                    SHATTUCK HAMMOND PARTNERS LLC                             5

----------------------------------
SafeGuard Health Enterprises, Inc.

     [GRAPHIC OMITTED]



                                SUMMARY ANALYSIS





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                    SHATTUCK HAMMOND PARTNERS LLC                             6

----------------------------------
SafeGuard Health Enterprises, Inc.


REVERSE STOCK SPLIT GOING PRIVATE SUMMARY



          -    Reverse Stock Split: 1,500:1

          - Fractional shareholders will receive $2.00 per share on a pre-split basis (the "Consideration").




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                    SHATTUCK HAMMOND PARTNERS LLC                             7

----------------------------------
SafeGuard Health Enterprises, Inc.


SUMMARY ANALYSIS


          - The summary analysis presented on the following page should be read in conjunction with the more detailed analysis presented later in this Report.

          - As described in more detail later in this Report, due to the illiquid nature of SafeGuard's common stock, as traded in the OTC Bulletin Board (symbol "SFGD"), we believe a valuation of SafeGuard's common stock based on a premium analysis is of limited analytical value. As a result, we substantially underweight this analysis.



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                    SHATTUCK HAMMOND PARTNERS LLC                             8

----------------------------------
SafeGuard Health Enterprises, Inc.


SUMMARY ANALYSIS (CONTINUED)

- Safeguard's share price on November 20, 2003 was $1.95 bid / $2.20 asked, with a last trade of $1.92.

SUMMARY ANALYSIS
----------------
                                                        Per Fully-Diluted Common
                                                             Share (1), (2)
                                                        -------------------------
                                                         High    Average    Low
                                                        ------  ---------  ------
Comparable Company Publicly-Traded Analysis (4)         $2.00   $   1.40   $0.83
                                                        ------  ---------  ------
Comparable Company Merger and Acquisition Analysis (4)  $2.57   $   1.62   $0,83
Discounted Cash Flow Analysis (4)                       $2.36   $   2.09   $1.85
                                                        ------  ---------  ------
  Average Per Share Valuation                           $2.31   $   1.71   $1.17
                                                        ------  ---------  ------
  Weighting                                              95.0%      95.0%   95.0%
                                                        ------  ---------  ------
Reverse Stock Split Premium Analysis (5)
  1 Day (3)                                             $2.46   $   2.46   $2.46
  30 Day (3)                                            $2.94   $   2.94   $2.94
Merger and Acquisition Premium Analysis (6)
  1 Day (3)                                             $2.63   $   2.62   $2.60
  30 Day (3)                                            $2.66   $   2.50   $2.31
                                                        ------  ---------  ------
  Average Per Share Valuation                           $2.67   $   2.63   $2.58
                                                        ------  ---------  ------
  Weighting                                               5.0%       5.0%    5.0%
                                                        ------  ---------  ------
Weighted Average Per Share Valuation                    $2.33   $   1.75   $1.24
                                                        ======  =========  ======
Proposed Consideration                                  $2.00   $   2.00   $2.00
                                                        ------  ---------  ------

--------------------------------------------------------------------------------
(1) High reflects high of all methodologies utilized; low reflects low of all methodologies utilized; average reflects mean of all methodologies utilized.

(2) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share (49.8 million shares).

(3) Prior to November 21, 2003. SafeGuard closing share price on November 20, 2003 was $1.92.

(4)  See Section 8.

(5)  See Exhibit D.

(6)  See Exhibit E.



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                    SHATTUCK HAMMOND PARTNERS LLC                             9

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]


                         CONCLUSION OF FAIRNESS OPINION





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                    SHATTUCK HAMMOND PARTNERS LLC                            10

----------------------------------
SafeGuard Health Enterprises, Inc.


CONCLUSION OF FAIRNESS OPINION: UPDATE


     - Shattuck Hammond presented this Report to a meeting of the Board of Directors of SafeGuard on November 24, 2003.

     - After considerable questioning of Shattuck Hammond representatives by the Board of SafeGuard and a discussion of the pros and cons of various per share prices, the Board decided to increase the Consideration recommended by management on November 6, 2003 to $2.25 per share of SafeGuard Common Stock from $2.00 per share.

     - Shattuck Hammond restated its opinion that the Consideration(1) to be received by Holders of SafeGuard Common Stock who will hold fractional shares immediately following the Reverse Stock Split is fair, from a financial point of view, to such holders.




     (1) Per Board Resolution, dated November 24, 2003, $2.25 per pre-split share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            11

----------------------------------
SafeGuard Health Enterprises, Inc.


CONCLUSION OF FAIRNESS OPINION


     - The Consideration(1) to be received by holders of SafeGuard Common Stock who will hold fractional shares immediately following the Reverse Stock Split is fair, from a financial point of view, to such holders.



     (1)  $2.00 per pre-split share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            12

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]


                        TRANSACTION SUMMARY AND RATIONALE






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                    SHATTUCK HAMMOND PARTNERS LLC                            13

----------------------------------
SafeGuard Health Enterprises, Inc.


REVERSE STOCK SPLIT/GOING PRIVATE SUMMARY


     - SafeGuard must reduce it stockholders to less than 300 to effect a going private transaction through a Reverse Stock Split.

     - The Reverse Stock Split will be effected through an amendment of SafeGuard's Certificate of Incorporation.

     - Because a majority of fully-diluted shareholders (inclusive of all preferred shareholders) are voting in favor of a going private transaction through a Reverse Stock Split, an information statement rather than a proxy statement will be sent to shareholders.

     -    The Reverse Stock Split is based on a 1,500:1 ratio.

     - As of June 30, 2003, SafeGuard estimates that 441 of its approximately 725 shareholders have less than 500 shares.

          - After the Reverse Stock Split, the Company estimates it will have approximately 212 shareholders, which is less than the number at which the Company would have to remain public, which is 300 shareholders.

     - Stockholders will receive cash in lieu of fractional shares resulting from the Reverse Stock Split.

     - Cash payment for each fractional share will be $2.00 per pre-split share.

          -    Total cash consideration is estimated at $775,000.


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                    SHATTUCK HAMMOND PARTNERS LLC                            14

----------------------------------
SafeGuard Health Enterprises, Inc.

     - Costs of remaining a publicly-traded company and illiquidity of Common Stock support a decision to effect a going private transaction.

     - Cost Savings: Management estimates savings at approximately $1.0 million per year.

          -    Sarbanes-Oxley compliance

          -    D&O liability risk

          -    SEC compliance/financial reporting

          -    Management time

     -    Illiquidity: SafeGuard is "publicly-traded" in name only.

          -    FLOAT ANALYSIS (2)
               --------------------------------------------------------------------------
               Common shares outstanding                                   5.7
               Less shares owned by investors and affiliated parties      (3.9)(1)
                                                                      ------------
               Total shares in float                                       1.8        32%
                                                                      ============
               Total Preferred and Convertible Notes                      42.8
               Total Common, Preferred, and Convertible Notes             48.5
               Total Common and Preferred in float                         1.8       3.7%
               --------------------------------------------------------------------------

          -    Market value of float at November 20, 2003: $3.5 million.

          - Illiquidity of publicly-traded shares provides little benefit for raising capital or using shares as an acquisition currency.

          - Average monthly volume since January 28, 2000 to October 31, 2003 was 100,678(3).


     (1) See Exhibit F. Includes management, Board Members and certain other individuals that the Board considers to be long-term investors in the Company.

     (2)  Excludes options and assumes conversion of notes.

     (3)  Excludes volume of 598,600 during the week of August 31, 2000.


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            15

----------------------------------
SafeGuard Health Enterprises, Inc.

RATIONALE FOR GOING PRIVATE


     -    Benefits of going private through a Reverse Stock Split:

          -    Requires minimal capital outlay and has a predictable cost;

          - Small shareholders can sell shares at a premium and without paying a commission; and

          - Small shareholders have the ability to maintain ownership by acquiring additional shares in the open market prior to effective date of the reverse stock split.



                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            16

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]


                               SAFEGUARD OVERVIEW





                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            17

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD OVERVIEW


     - SafeGuard provides managed care dental plans, PPO and indemnity dental plans, and vision benefit plans. The Company also provides administrative services and preferred provider organization services.

     -    SafeGuard has undergone a transformation over the past few years.

SAFEGUARD OVERVIEW
------------------------------------------------------------------
2000                      2001            2002          2003
- Recapitalization  - Additional new  - Paramount   - Ameritas
                      management        acquisition   acquisition

- New               - Continued       - $2 million  - Health Net
  management          management        private       acquisition
                      turn around       placement
- Management                                        - $19 million
  turn around                                         private
                                                      placement
------------------------------------------------------------------



                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            18

----------------------------------
SafeGuard Health Enterprises, Inc.


Share Price Performance


     - Over the LTM ended October 31, 2003, SafeGuard's share price has increased 25% and, performed similar to the Regional HMOs.

          -    SafeGuard is traded in the OTC Bulletin Board (symbol "SFGD").

          - The average share price over the LTM ended November 20, 2003 is $1.43(1).

          - Based on a closing price of $1.92 on November 20, 2003, SafeGuard's share price has increased 24% since October 31, 2003, the day before the closing of the Health Net Transaction was announced.

          - The average share price over the period from January 28, 2000(2) to November 20, 2003 is $1.31(1).


RELATIVE SHARE PRICE PERFORMANCE: SAFEGUARD VS.
REGIONAL HMOS VS. NASDAQ VS. RUSSELL SMALL CAP (LTM)
----------------------------------------------------

     [GRAPHIC OMITTED]



SAFEGUARD SHARE PRICE (LTM)
----------------------------------------------------

     [GRAPHIC OMITTED]



(1) For the calculation of the average price over the LTM ended November 20, 2003, if the stock did not trade the last closing price is used.

(2) January 28, 2000 is the date that the Company first traded after being delisted from the OTC Bulletin Board. The Company was subsequently relisted on the OTC Bulletin Board on July 11, 2000.


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            19

----------------------------------
SafeGuard Health Enterprises, Inc.


SHARE PRICE PERFORMANCE (CONTINUED)


SAFEGUARD SHARE PRICE (JANUARY 28, 2000 TO CURRENT)
---------------------------------------------------

     [GRAPHIC OMITTED]


(1) For the calculation of the average price over the period from January 28, 2000 to November 20, 2003, if the stock did not trade the last closing price is used.


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            20

----------------------------------
SafeGuard Health Enterprises, Inc.


SHARE PRICE PERFORMANCE (CONTINUED)


     - Since the closing of the Health Net Transaction on October 31, 2003, SafeGuard's share price has increased. While trading volume during this period has been limited, it has been higher than typical trading volume in the Company since January 28, 2000.

          - A more detailed review of SafeGuard's trading volume is presented later in this Report.

                                                            DAILY TRADING VOLUME
SAFEGUARD STOCK PRICE SINCE OCTOBER 31, 2003 (2)            (000'S) (1)
--------------------------------------------------------    --------------------

     [GRAPHIC OMITTED]

          (1)  Volume represents both the buying and the selling of shares.

          (2) For calculation purposes, if the stock did not trade the last closing price is used.


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            21

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]


                                FINANCIAL SUMMARY




                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            22

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD FINANCIAL SUMMARY


     -    See Exhibit A for complete financial projections.

     - 2003 estimated and 2004 to 2008 projected financials are materially impacted by the following transactions:

          -    The closing of the Health Net Transaction on October 31, 2003;

          - $19 million, 6% Convertible Notes financing on October 31, 2003 ("The Convertible Notes");

          -    Acquisition of Ameritas Dental on March 31, 2003; and

          -    Acquisition of Paramount Dental Plan on August 30, 2002.

     -    Fully-diluted shares are calculated as follows:

          SUMMARY OF SHARES OUTSTANDING
          -----------------------------------------------------
          Common Shares Outstanding (1)                   5,737
          Preferred Shares Outstanding (1)               30,000
                                                         ------
          Basic Shares Outstanding                       35,737
          7% Secured Convertible Promissory Notes (2)     1,029
          7% Unsecured Convertible Promissory Notes (1)     947
          6% Unsecured Convertible Promissory Notes (1)  10,857
                                                         ------
                                                         12,833

          Options Outstanding (3)                         1,230
                                                         ------
          Total                                          49,800
                                                         ======
          -----------------------------------------------------

          (1)  As of 9/30/2003

          (2) Includes an additional $140,841 of principal amortization estimated in Q4 2003.

          (3) As of 9/30/2003 assuming treasury method and stock price of $2.00.


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            23

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD FINANCIALS: MEMBERSHIP

                                                 9 Mon. Ending
                       Year Ending December 31,    September                  Year Ending December, 31
                      --------------------------  ----------  ----------------------------------------------------------
                                Actual                                                Projected
                      --------------------------   Estimated  ----------------------------------------------------------
Membership Summary     2001      2002     2003       2003        2004        2005        2006        2007        2008
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
HMO Wholesale
  California                -        -         -          -           -           -           -           -           -
  Florida                   -  198,144   169,340    169,340     169,340     169,340     169,340     169,340     169,340
  Texas                     -        -         -          -           -           -           -           -           -
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
Total HMO Wholesale         -  198,144   169,340    169,340     169,340     169,340     169,340     169,340     169,340
                           NA       NA                -14.5%        0.0%        0,0%        0.0%        0.0%        0.0%


Dental HMO
  California          305,297  274,559   287,274    727,830     750,115     773,100     796,808     821,261     846,483
  HNT Strategic             -        -         -          -      10,000      20,000      30,000      40,000      50,000
  Florida              41,311   83,393    83,925     83,925      88,121      92,527      97,154     102,011     107,112
  Texas               129,528  102,136    99,777     99,777     105,764     112,109     118,836     125,966     133,524
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
Total Dental HMO      476,136  460,088   470,976    911,532     954,000     997,737   1,042,797   1,089,239   1,137,120
                           NA     -3.4%                98.1%        4.7%        4,6%        4.5%        4.5%        4.4%

PPO/ Indemnity
  California           44,794   39,949    38,538     86,679      91,880      97,393     103,236     109,430     115,996
  HNT Strategic             -        -         -          -      20,000      40,000      60,000      80,000     100,000
  Florida              11,740    6,190     9,551      9,551      10,267      11,037      11,865      12,755      13,712
  Texas                30,374   33,629    41,913     41,913      45,266      48,887      52,798      57,022      61,584
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
Total PPO/ Indemnity   86,908   79,768    90,002    138,143     167,413     197,317     227,900     259,207     291,292
                           NA     -8.2%                73.2%       21.2%       17.9%       15.5%       13.7%       12.4%

Vision
  California           17,923   19,812    21,491    171,465     185,182     199,997     215,997     233,276     251,938
  Florida                 720      299       606        606       1,000       5,000      10,000      15,000      20,000
  Texas                20,622   16,664    19,983     19,983      21,981      24,179      26,597      29,257      32,183
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Vision          39,265   36,775    42,080    192,054     208,164     229,176     252,594     277,533     304,121
                           NA     -6.3%               422.2%        8.4%       10.1%       10.2%        9.9%        9.6%

Third-Party
Administrator and
Other
  California           17,132   35,743    42,544     42,544      42,544      42,544      42,544      42,544      42,544
  Florida                   -   10,432     9,813      9,813       9,813       9,813       9,813       9,813       9,813
  Texas                19,922    3,172     3,939      3,939       3,939       3,939       3,939       3,939       3,939
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
 Total Other           37,054   49,347    56,296     56,296      56,296      56,296      56,296      56,296      56,296
                           NA     33.2%                14.1%        0.0%        0.0%        0.0%        0.0%        0.0%

Total By Market
  California          385,146  370,063   389,847  1,028,518   1,099,721   1,173,033   1,248,584   1,326,512   1,406,962
  Florida              53,771  298,458   273,235    273,235     278,542     287,718     298,172     308,919     319,977
  Texas               200,446  155,601   165,612    165,612     176,950     189,115     202,171     216,184     231,230
                      -------  --------  -------  ----------  ----------  ----------  ----------  ----------  ----------
Total Membership      639,363  824,122   828,694  1,467,365   1,555,212   1,649,866   1,748,927   1,851,615   1,958,168
                           NA     28.9%                78.1%        6.0%        6.1%        6.0%        5.9%        5.8%


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            24

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD: FORECAST ASSUMPTIONS

FORECAST ASSUMPTIONS
--------------------------------------------------------------------------------
                                                  Years ending December 31
                                              ----------------------------------
                                                          Projected
                                              ----------------------------------
Membership Growth                             2004    2005   2006   2007   2008
                                              -----  ------  -----  -----  -----
  Dental HMO
    CA                                         3.0%    3.0%   3.0%   3.0%   3.0%
    CA - Health Net (Commercial)               3.0%    3.0%   3.0%   3.0%   3.0%
    CA - Health Net (Medicare)                 0.0%    0.0%   0.0%   0.0%   0.0%
    CA - Health Net (Medicaid)                 3.5%    3.5%   3.5%   3.5%   3.5%
    CA - Health Net (Strategic Relationship)    NA   100.0%  50.0%  33.3%  25.0%
    TX                                         6.0%    6.0%   6.0%   6.0%   6.0%
    FL                                         5.0%    5.0%   5.0%   5.0%   5.0%

  Dental PPO                                  21.2%   17.9%  15.5%  13.7%  12.4%

  Full-Risk: Vision                            8.4%   10.1%  10.2%   9.9%   9.6%

Premium Growth
  Full-Risk: Dental
    HMO (Commercial) (1)                       3.5%    3.5%   3.5%   3.5%   3.5%
    PPO/Indemnity(1)                           5.0%    5.0%   5.0%   5.0%   5.0%
    HMO (Medicare)                             2.0%    2.0%   2.0%   2.0%   2.0%
    HMO (Medicaid)                             2.0%    2.0%   2.0%   2.0%   2.0%

  Full-Risk: Vision
    HMO                                        3.5%    3.5%   3.5%   3.5%   3.5%
    PPO/Indemnity                              3.5%    3.5%   3.5%   3.5%   3.5%

Medical Loss Ratio (2)
    HMO Wholesale                             52.7%   52.7%  52.7%  52.7%  52.7%
    Dental HMO (1)                            62.9%   62.8%  62.7%  62.6%  62.5%
    PPO/ Indemnity (1)                        79.4%   79.4%  79.3%  79.3%  79.2%
    Third-Party Administrator and Other       61.7%   62.0%  62.3%  62.6%  62.9%
    Vision                                    58.5%   58.5%  58.7%  58.8%  58.9%

(1) Includes strategic relationship members.
(2) Includes direct medical expenses only.



                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            25

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD FINANCIALS: INCOME STATEMENT

In Thousands, Except Per Share Data

                                                       9 MON. ENDING
                               YEAR ENDING DECEMBER 31,   SEPTEMBER                   YEAR ENDING DECEMBER, 31
                              --------------------------  ---------  --------------------------------------------------------------
                                            ACTUAL                                                  PROJECTED
                              ------------------------------------  ESTIMATED  ----------------------------------------------------
INCOME STATEMENT                    2001          2002      2003     2003 (1)     2004      2005       2006       2007      2008
----------------------------------------------  --------  --------  ---------  ---------  --------  ----------  --------  ---------
Revenues
   HMO Wholesale              $          -      $ 1,829   $ 3,525   $  4,651   $  4,505   $  4,505   $  4,505   $  4,505  $  4,505
   Dental HMO                       52,103       47,163    37,568     58,314    107,183    115,681    124,771    134,495   144,897
   PPO/Indemnity                    27,253       24,218    20,507     30,009     51,857     66,470     82,644    100,526   120,278
   Third-Party Administrator
    and Other                        2,724        7,562     4,546      6,108      6,542      6,834      7,140      7,461     7,798
   Vision                            2,442        2,051     1,784      3,897     12,591     14,254     16,270     18,551    21,089
   Estimated Bad Debts                 300          220       120        156        156        156        156        156       156
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
     TOTAL REVENUE                  84,822       83,043    68,050    103,135    182,834    207,899    235,486    265,694   298,723
Health Care Expense
   HMO Wholesale                         -          747     1,858      2,452      2,374      2,374      2,374      2,374     2,374
   Dental HMO                       30,044       27,258    21,067     33,738     67,444     72,654     78,219     84,165    90,516
   PPO/Indemnity                    20,961       17,959    16,066     23,588     41,191     52,747     65,538     79,679    95,299
   Third-Party Administrator         1,787        5,429     2,766      3,727      4,036      4,238      4,450      4,673     4,906
   Vision                            1,611        1,275     1,103      2,324      7,362      8,345      9,547     10,908    12,421
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
     Direct Health Care Expense     54,403       52,668    42,860     65,829    122,408    140,359    160,129    181,799   205,516
   Broker Commissions                6,117        5,160     4,602      6,634     10,404     12,075     13,921     15,947    18,168
   Broker Commissions - TPA              -          873       482        643        688        719        751        785       821
   TPA Fees                              -          691       450        600        643        671        701        733       766
   Internal Incentives                 618          259       288        463      1,500      1,706      1,932      2,180     2,451
   Premium Taxes                     1,034        1,042       839      1,189      1,825      2,205      2,626      3,092     3,605
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
     Total Direct Expenses          62,172       60,693    49,521     75,357    137,468    157,735    180,062    204,536   231,327
   Gross Profit                     22,650       22,350    18,529     27,778     45,366     50,163     55,424     61,158    67,396
Administrative Expense              20,074       20,645    15,456     23,149     35,945     37,381     39,658     42,047    44,554
One-Time
 Integration Expenses                    -            -         -        230        310          -          -          -         -
HNT Strategic
Relationship Expense                     -            -         -          -        270        848      1,479      2,167     2,917
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
EBITDA                               2,576        1,705     3,073      4,399      8,841     11,935     14,287     16,944    19,925
   Less Depreciation                 1,837        1,216       921      1,250      1,500      1,500      1,500      1,500     1,500
   Less Amortization                     -          257       422        575      1,193      1,193      1,193      1,194       979
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
   EBIT                                739          232     1,730      2,574      6,148      9,242     11,594     14,250    17,446
   Less: Interest
   Expense - Existing                 (504)        (232)     (262)      (335)      (201)      (108)      (101)       (60)      (13)
   Less: Interest Expense
     - Convertible Note (6%)             -            -         -       (190)    (1,140)    (1,140)    (1,140)    (1,140)   (1,140)
   Plus: Investment Income             722          301       138        254        373        505        663        856     1,084
   Plus: Other Interest Income         338          306        93        124        124        124        124        124       124
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
PRETAX INCOME                        1,295          607     1,699      2,427      5,304      8,623     11,141     14,030    17,502
   Less: Income Tax Expense              -          820      (141)      (188)    (2,309)    (3,624)    (4,621)    (5,765)   (7,098)
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
NET INCOME BEFORE
   EXTRAORDINARY ITEMS               1,295        1,427     1,558      2,239      2,994      4,999      6,520      8,265    10,404
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
   Extraordinary Item               11,251            -         -          -          -          -          -          -         -
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
NET INCOME AFTER
   EXTRAORDINARY ITEMS             $12,546      $ 1,427   $ 1,558   $  2,239   $  2,994   $  4,999   $  6,520   $  8,265  $ 10,404
                              ===============  ========  ========  =========  =========  =========  =========  =========  =========
WEIGHTED AVERAGE
   SHARES OUTSTANDING
   Basic                            32,253       35,130    35,711     35,737     35,737     35,737     37,713     37,713    37,713
   Fully-Diluted                    33,009       35,638    36,272     41,064     49,800     49,800     49,800     49,800    49,800
EPS
   Basic                           $  0.39      $  0.04   $  0.04   $   0.06   $   0.08   $   0.14   $   0.17   $   0.22  $   0.28
   Fully-Diluted                   $  0.38      $  0.04   $  0.04   $   0.06   $   0.08   $   0.12   $   0.14   $   0.18  $   0.22

                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            26

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD FINANCIALS: MARGINS

                                                               9 Mon. Ending
                                      Year Ending December 31,    September                 Year Ending December, 31
                                      -----------------------  --------------  --------------------------------------------------
                                                     Actual                                              Projected
                                      ---------------------------------------  Estimated   --------------------------------------
Ratio Summary                             2001        2002          2003          2003     2004   2005      2006     2007   2008
------------------------------------  ------------  ---------  --------------  ----------  -----  -----  ----------  -----  -----
Margins
  Gross                                      26.7%      26.9%           27.2%       26.9%  24.8%  24.1%       23.5%  23.0%  22.6%
  EBITDA                                      3.0%       2.1%            4.5%        4.3%   4.8%   5.7%        6.1%   6.4%   6.7%
  Pre-Tax                                     1.5%       0.7%            2.5%        2.4%   2.9%   4.2%        4.7%   5.3%   5.9%
  Net Income                                  1.5%       1.7%            2.3%        2.2%   1.7%   2.4%        2.8%   3.1%   3.5%

Medical Loss Ratio (1)
  HMO Wholesale                                NA       40.8%           52.7%       52.7%  52.7%  52.7%       52.7%  52.7%  52.7%
  Dental HMO (2)                             57.7%      57.8%           56.1%       57.9%  62.9%  62.8%       62.7%  62.6%  62.5%
  PPO/ Indemnity (2)                         76.9%      74.2%           78.3%       78.6%  79.4%  79.4%       79.3%  79.3%  79.2%
  Third-Party Administrator and Other        65.6%      71.8%           60.8%       61.0%  61.7%  62.0%       62.3%  62.6%  62.9%
  Vision                                     66.0%      62.2%           61.8%       59.6%  58.5%  58.5%       58.7%  58.8%  58.9%

                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            27

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD FINANCIALS: BALANCE SHEET

In Thousands

                                                                           9 Mon. Ending
                                                 Year Ending December 31,    September
                                                --------------------------  ----------
                                                                 Actual                            Year Ending December, 31
                                                -------------------------------------   Estimated   -----------------------
BALANCE SHEET                                       2001          2002        2003        2003        2004        2005
-------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash & Cash Equivalents                       $     1,497   $     3,036   $  4,461   $    9,426   $  9,426   $   9,426
  Marketable Securities                              13,956         9,668      9,602       15,073     21,681      29,600
  Accounts Receivable net allowances                  2,839         2,554      1,770        4,915      5,514       6,270
  Other Current Assets                                  903           853        463        2,489      2,939       3,056
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Current Assets                        $    19,195   $    16,111   $ 16,296   $   31,903   $ 39,560   $  48,351
  Net PP&E                                            2,348         3,532      3,686        4,138      3,738       3,438
  Restricted Investments                              2,831         3,254      3,091        3,569      3,569       3,569
  Notes Recievable                                      805           457        379          359        299         239
  Goodwill and Intangible Assets                      3,920        10,603     11,004       22,357     21,164      19,971
  Other Assets                                          226           157        210          236        236         236
                                                ------------  ------------  ---------  -----------  ---------  ----------
TOTAL ASSETS                                    $    29,325   $    34,114   $ 34,666   $   62,562   $ 68,566   $  75,805
                                                ============  ============  =========  ===========  =========  ==========
LIABILITIES
  Account Payable                               $     3,168   $     1,661   $  1,070   $    2,077   $  2,453   $   2,551
  Accrued Expenses                                    4,827         3,526      3,842        7,378      8,711       9,059
  Short-Term Debt                                       265         2,430      1,189          198         11          12
  Claims Payable                                      5,905         4,690      5,822        7,744      8,840      10,137
  Deferred Premium Revenue                              823         1,786      1,386        3,301      3,703       4,211
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Current Liabilities                   $    14,988   $    14,093   $ 13,309   $   20,698   $ 23,719   $  25,970
                                                ------------  ------------  ---------  -----------  ---------  ----------
  Long-term Debt and Capital Lease Obligations  $         -   $     2,997   $  2,785   $   22,246   $ 22,235   $  22,223
  Other Long-term Liabilities                           971         1,013        937        1,368      1,368       1,368
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Long Term Liabilities                 $       971   $     4,010   $  3,722   $   23,614   $ 23,603   $  23,591
                                                ------------  ------------  ---------  -----------  ---------  ----------
STOCKHOLDERS' EQUITY
  Convertible Preferred Stock                   $    41,250   $    41,250   $ 41,250   $   41,250   $ 41,250   $  41,250
  Common Stock                                       21,552        22,662     22,742       22,676     22,676      22,676
  Retained Earnings                                 (31,447)      (30,170)   (28,612)     (27,931)   (24,937)    (19,937)
  Treasury Stock                                         63            95         81           81         81          81
  Accumulated Other Comprehensive Income            (18,052)      (17,826)   (17,826)     (17,826)   (17,826)    (17,826)
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Stockholders' Equity                  $    13,366   $    16,011   $ 17,635   $   18,250   $ 21,244   $  26,244
                                                ------------  ------------  ---------  -----------  ---------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $    29,325   $    34,114   $ 34,666   $   62,562   $ 68,566   $  75,805
                                                ============  ============  =========  ===========  =========  ==========
  check                                                   -             -          -            -          -           -


                                                      Projected
                                                ---------------------------------
BALANCE SHEET                                      2006        2007       2008
---------------------------------------------------------------------------------
ASSETS
  Cash & Cash Equivalents                       $    9,426   $  9,426   $  9,426
  Marketable Securities                             39,236     50,655     64,057
  Accounts Receivable net allowances                 7,102      8,013      9,009
  Other Current Assets                               3,243      3,438      3,643
                                                -----------  ---------  ---------
    Total Current Assets                        $   59,006   $ 71,532   $ 86,135
  Net PP&E                                           3,238      3,138      3,138
  Restricted Investments                             3,569      3,569      3,569
  Notes Recievable                                     179        119         59
  Goodwill and Intangible Assets                    18,778     17,584     16,605
  Other Assets                                         236        236        236
                                                -----------  ---------  ---------
TOTAL ASSETS                                    $   85,006   $ 96,178   $109,742
                                                ===========  =========  =========
LIABILITIES
  Account Payable                               $    2,706      2,869   $  3,040
  Accrued Expenses                                   9,611     10,190     10,798
  Short-Term Debt                                       12          0          0
  Claims Payable                                    11,565     13,130     14,843
  Deferred Premium Revenue                           4,770      5,382      6,051
                                                -----------  ---------  ---------
    Total Current Liabilities                   $   28,664   $ 31,570   $ 34,731
                                                -----------  ---------  ---------
  Long-term Debt and Capital Lease Obligations  $   19,000   $ 19,000   $ 19,000
  Other Long-term Liabilities                        1,368      1,368      1,368
                                                -----------  ---------  ---------
    Total Long Term Liabilities                 $   20,368   $ 20,368   $ 20,368
                                                -----------  ---------  ---------
STOCKHOLDERS' EQUITY
  Convertible Preferred Stock                   $   41,250   $ 41,250   $ 41,250
  Common Stock                                      25,887     25,887     25,887
  Retained Earnings                                (13,418)    (5,153)     5,251
  Treasury Stock                                        81         81         81
  Accumulated Other Comprehensive Income           (17,826)   (17,826)   (17,826)
                                                -----------  ---------  ---------
    Total Stockholders' Equity                  $   35,974   $ 44,239   $ 54,643
                                                -----------  ---------  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $   85,006   $ 96,178   $109,742
                                                ===========  =========  =========
  check                                                  -          -          -

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                    SHATTUCK HAMMOND PARTNERS LLC                            28

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD FINANCIALS: CASH FLOW STATEMENT

In Thousands

                                                     Year Ending December, 31
                                          --------------------------------------------------
                                                             Projected
                                          --------------------------------------------------
Cash Flow Statement                         2004      2005      2006      2007       2008
--------------------------------------------------------------------------------------------
  Net Income                              $ 2,994   $ 4,999   $ 6,520   $  8,265   $ 10,404
  Depreciation and Amortization             2,693     2,693     2,693      2,694      2,479
CHANGE IN CURRENT ASSETS AND LIABILITIES
  Accounts Receivable                        (599)     (756)     (832)      (911)      (996)
  Other Current Assets                       (450)     (117)     (186)      (195)      (205)
  Accounts Payable                            375        98       155        163        171
  Accrued Expenses                          1,334       348       552        579        608
  Claims Payable                            1,096     1,296     1,428      1,565      1,713
  Deferred Premium Revenue                    402       508       559        612        669
                                          --------  --------  --------  ---------  ---------
  Change in Current Assets and Liabilities  2,159     1,377     1,676      1,812      1,960
  Change in Other Assets and Liabilities       60        60        60         60         60
                                          --------  --------  --------  ---------  ---------
    Cash From Operations                    7,906     9,129    10,949     12,831     14,902
FINANCING/ INVESTING ACTIVITIES
  Purchase of Property and Equipment       (1,100)   (1,200)   (1,300)    (1,400)    (1,500)
  Conversion of Convertible Debt                -         -     3,211          -          -
  Short-Term Debt                            (187)        1         -        (12)         -
  Change In LTD                               (11)      (12)   (3,223)         -          -
                                          --------  --------  --------  ---------  ---------
    Cash Provided By Financing/ Investing
      Activities                           (1,298)   (1,211)   (1,312)    (1,412)    (1,500)
                                          --------  --------  --------  ---------  ---------
  Increase (Decrease) in Cash             $ 6,608   $ 7,918   $ 9,637   $ 11,419   $ 13,402
                                          ========  ========  ========  =========  =========
  Beginning Cash                          $ 9,426   $ 9,426   $ 9,426   $  9,426   $  9,426
                                          ========  ========  ========  =========  =========
  Transfers to Marketable Securities      $(6,608)  $(7,918)  $(9,637)  $(11,419)  $(13,402)

  Ending Cash                             $ 9,426   $ 9,426   $ 9,426   $  9,426   $  9,426
                                          --------  --------  --------  ---------  ---------


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                    SHATTUCK HAMMOND PARTNERS LLC                            29

----------------------------------
SafeGuard Health Enterprises, Inc.


HEALTH NET TRANSACTION

In Thousands

     -    Health Net Transaction transformed SafeGuard:

          -    Combined purchase price was $14.8 million.

          -    Impact to both income statement and balance sheet(4).

          -    Ownership of a vision business.

PROJECTED 2004 REVENUE
---------------------------------------

     [GRAPHIC OMITTED]


PROJECTED 2004 FULL-RISK MEMBERSHIP
---------------------------------------

     [GRAPHIC OMITTED]


CAPITALIZATION (10/31/2003)
---------------------------------------

     [GRAPHIC OMITTED]


(1) Includes $2.7 million of pro forma revenue related to Strategic Dental Relationship with Health Net.

(2)  Reflects $1.55 per share times 5.7 million shares outstanding.

(3)  LTD as of 8/31/03.

(4)  See page 5 of Exhibit A.


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                    SHATTUCK HAMMOND PARTNERS LLC                            30

----------------------------------
SafeGuard Health Enterprises, Inc.


CONVERTIBLE NOTES

     - Proceeds from the Convertible Notes will be used to finance the Health Net Transaction and for general corporate purposes.

          -    Convertible Notes issued during October 2003.

          -    Converts into 10,857,143 shares.


CONVERTIBLE NOTES
-------------------------------------------------------------------------------
Amount:            $19 million

Conversion price:  $1.75 per common share

Interest rate:     6%

Prepayment:                                      % of par
                                                 --------
                   (i) 0 - 84 months               229%

                   (ii) 85 - 95 months             257%

                   (iii) 97 - 108 months           286%

                   (iv) 109 - 120 months           323%

Term:              2013

Amortization:      15 quarterly payments based on 10 year amortization,
                   commencing 12/31/09 through 6/30/13. Remaining principal due on 10/31/13.
-------------------------------------------------------------------------------


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                    SHATTUCK HAMMOND PARTNERS LLC                            31


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----------------------------------
SafeGuard Health Enterprises, Inc.


Pro Forma Financials

     - For valuation purposes other than the discounted cash flow analysis, the Health Net Transaction and Ameritas Acquisition have been included in SafeGuard's income statement for the LTM ended September 30, 2003 and the estimated year ending December 31, 2003 on a pro forma basis as if the transactions occurred at the beginning of the period and that all expense synergies expected during 2003 and 2004 are realized at the beginning of the period. The $19 million Convertible Notes financing is also assumed to have been in place from the beginning of the period.

          - Numerous assumptions were required, but in our opinion it would be misleading to value SafeGuard for the period without including the pro forma results.

          - The pro forma adjustments are especially important with regard to the Health Net Transaction due to the (i) the size of the transaction relative to Safeguard; (ii) the fact that the Health Net Transaction closed only a short period of time before the Reverse Stock Split is anticipated to be announced; and (iii) the amount of the financing related to the Health Net Transaction compared to Safeguard's capitalization.

          - The pro forma financials do not take into account any potential revenue or profitability related to the Dental Strategic Relationship between Health Net and SafeGuard.


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                    SHATTUCK HAMMOND PARTNERS LLC                            32

----------------------------------
SafeGuard Health Enterprises, Inc.


SAFEGUARD: PRO FORMA INCOME STATEMENT

In Thousands

PRO FORMA LAST TWELVE MONTHS ENDING SEPTEMBER 30, 2003 (3)
-------------------------------------------------------------------------------------------
                                                   HNT Vision
                             Safeguard     HNT      Medicaid    Ameritas (1)   Consolidated
                             -----------  -------  ----------  -------------  -------------
REVENUE                     $    89,548   74,337$  $  (3,317)  $       1,951  $     162,519

Direct Health Care               55,658    52,482     (2,308)          1,325        107,157
Broker Commissions                6,021     3,083                        156          9,260
Broker Commissions - TPA            655         -                                       655
Internal Incentives                 443       485                                       928
TPA Fees                            589         -                                       589
Premium Taxes                     1,101       418                                     1,519
                            ------------  -------  ----------  -------------  -------------
   Total Direct Expenses         64,467    56,468     (2,308)          1,482        120,109
                                                                              -------------
Gross Margin                     25,081    17,869     (1,009)            470         42,411
Administrative Expense (2)                                                           33,141
                                                                               ------------

EBITDA                                                                                9,270

IBNR Adjustment (4)                                                                   (316)
                                                                               ------------

Adjusted EBITDA                                                                $      8,954
                                                                               ============

(1) Results for 9/30/02 to 3/31/03 estimated at three months ending 3/31/03 actual run rate.

(2) Estimated pro forma administrative expenses on a consolidated basis per Management's integration forecast.

(3)  HNT results are for the twelve trailing months ending 8/31/03.

(4)  Adjustment related to release of IBNR from prior period.


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                    SHATTUCK HAMMOND PARTNERS LLC                            33

----------------------------------
SafeGuard Health Enterprises, Inc.


SafeGuard: Pro Forma Income Statement (continued)

In Thousands, Except Per Share Data

ESTIMATED PRO FORMA YEAR ENDING DECEMBER 31
-------------------------------------------------------------------------------------------------------------------------
                                                                          2003                                     2004
                                         ----------------------------------------------------------------------  --------
                                                2003 per      10M       HNT Vision
                                                Forecast     HNT (1)   Medicaid (1)  Ameritas (2)  Consolidated
                                              -----------  ----------  ------------  ------------  ------------
Revenue                                       $  103,135   $  62,393   $    (2,565)  $       836   $   163,799   $182,834

Direct Health Care                                65,829      44,391        (1,830)          568       108,958    122,408
Broker Commissions                                 6,634       2,490                          67         9,191     10,404
Broker Commissions - TPA -                           643           -                                       643        688
Internal Incentives                                  463         394                                       856        643
TPA Fees -                                           600           -                                       600      1,500
Premium Taxes                                      1,189         352                                     1,541      1,825
                                              -----------  ----------  ------------  ------------  ------------  ---------
  Total Direct Expenses                           75,357      47,627        (1,830)          635       121,789    137,468

                                                                                                   ------------  ---------
Gross Margin                                      27,778      14,766          (735)          201        42,010     45,366

Administrative Expense (3)                                                                              33,141     35,117
                                                                                                   ------------  ---------

EBITDA                                                                                                   8,869     10,249

IBNR Adjustment (4)                                                                                        157          -
                                                                                                   ------------  ---------

Adjusted EBITDA                                                                                          9,026     10,249

Less Depreciation                                                                                        1,500      1,500
Less Amortization                                                                                        1,193      1,193

                                                                                                   ------------  ---------
EBIT                                                                                                     6,333      7,556

Less: Interest Expense -Existing                                                                          (201)      (201)
Less: Interest Expense -Convertible Note (6%)                                                           (1,140)    (1,140)
Plus: Investment Income                                                                                    373        373
Plus: Other Interest Income                                                                                124        124
                                                                                                   ------------  ---------

Pretax Income                                                                                            5,489      6,712

Less: Income Tax Expense                                                                                (2,383)    (2,867)
                                                                                                   ------------  ---------

Net Income Before Extraordinary Items                                                                    3,106      3,845
After-Tax effect of Diluted Securities                                                                     805        805
                                                                                                   ------------  ---------
  Adjusted Net Income                                                                              $     3,912   $  4,650
                                                                                                   ============  =========
Fully-Diluted Shares Outstanding                                                                        49,800     49,800
Fully-Diluted EPS                                                                                  $      0.08   $   0.09

(1) 10 Months of HNT Results not in forecast model estimated at 8M actual run rate.

(2)  Results for three months ending 3/31/03.

(3) Estimated pro forma administrative expenses per Management's integration forecast. Administrative expense for 2004 assumes full synergies at beginning of period

(4)  Adjustment related to additional IBNR from prior period.


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                    SHATTUCK HAMMOND PARTNERS LLC                            34

----------------------------------
SafeGuard Health Enterprises, Inc.


TRADING VOLUME

     - Although the share price has increased over the LTM ended October 31, 2003, trading volume and liquidity have been limited.

          - Approximately 1.8 million shares in float with a value of $3.5 million at November 20, 2003.

          -    Average monthly volume is 17,050.


SAFEGUARD SHARE VOLUME (LATEST TWELVE MONTHS)
--------------------------------------------------------------------------------


     [GRAPHIC OMITTED]



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                    SHATTUCK HAMMOND PARTNERS LLC                            35

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]


                           FACTORS AFFECTING VALUATION





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                    SHATTUCK HAMMOND PARTNERS LLC                            36

----------------------------------
SafeGuard Health Enterprises, Inc.


FACTORS AFFECTING VALUATION

     - PRO FORMA FINANCIALS: As previously discussed, SafeGuard's income statement for the LTM ended September 30, 2003 and the estimated year ending December 31, 2003 have been adjusted on a pro forma basis to reflect the Health Net Transaction and Ameritas Acquisition for a full year even though these transactions closed October 31, 2003 and March 31, 2003, respectively. The Health Net Transaction and the associated Convertible Notes financing were so material to SafeGuard with respect to profitability, critical mass, and capitalization, it was our opinion that they had to be taken into account in any valuation of the Company. This was supported by the fact that the Health Net Transaction closed only a short period of time before the reverse stock split is anticipated to be announced.

          Moreover, management estimates that it will take approximately a year to realize the full administrative synergies of the Health Net Transaction. For our valuation analysis that involved the LTM ended September 30, 2003 and the year ended December 31, 2003, we adjusted SafeGuard's income statement to reflect the full amount of projected synergies. In this way, our valuation analysis reflects the full benefit of the Health Net Transaction. However, we also applied a discount to the valuation multiples to reflect, among other things, the significant pro forma assumptions.

          - The pro forma financials do not include any adjustment related to the Dental Strategic Relationship. Under this relationship Health Net will sell Health Net branded dental products underwritten and administered by SafeGuard to Health Net members in California, Oregon, and Arizona.

               - It should be noted that there is no guarantee that this relationship will result in SafeGuard obtaining any new members.


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                    SHATTUCK HAMMOND PARTNERS LLC                            37

----------------------------------
SafeGuard Health Enterprises, Inc.


FACTORS AFFECTING VALUATION (CONTINUED)

     - COMPARABLE PUBLICLY-TRADED COMPANIES: Except SafeGuard, there are no publicly-traded "pure play" dental or vision-benefit companies. As a result, we selected regional managed healthcare companies as the closest proxy for valuation purposes.

     - COMPARABLE MERGERS AND ACQUISITION TRANSACTIONS: There are very few comparable dental merger and acquisitions transaction that have occurred over the last two years, and even fewer vision transactions. Moreover, SafeGuard was the buyer in a number of these transactions, and profitability data was not available in all the transactions. As a result, in addition to dental and vision transactions, we also utilized managed healthcare acquisition transactions involving regional managed healthcare companies, which provided a much broader base of transactions.

     - NET OPERATING LOSS CARRY FORWARD: Although SafeGuard has a NOL outstanding, the use of such NOL is limited to $350,000 per year. Due to the relatively small number and other factors, we deemed it immaterial to our valuation and did not specifically take it into account.


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                    SHATTUCK HAMMOND PARTNERS LLC                            38

----------------------------------
SafeGuard Health Enterprises, Inc.


     [GRAPHIC OMITTED]


                              VALUATION METHODOLOGY




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                    SHATTUCK HAMMOND PARTNERS LLC                            39

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION METHODOLOGIES


     - CONVENTIONAL METHODOLOGIES: There are three general approaches to establishing the value of managed care companies:

          - COMPARABLE COMPANIES ANALYSIS: The value of the company is determined by reference to corresponding valuation multiples of publicly-traded comparables.

          - COMPARABLE TRANSACTIONS ANALYSIS: The value of the company is determined by reference to corresponding valuation multiples of acquisitions of comparable public and private companies.

          - DISCOUNTED CASH FLOW ANALYSIS: The value of the company is determined based on projections of future cash flows of the company that are discounted to a new present value.

     - OTHER METHODOLOGIES: When valuing a publicly-traded company, a premium analysis is another valuation methodology that can be utilized. The analysis reflects the premium that a transaction or offer represents to a company's share price at different points in time. When considering the validity of using this analysis, a company's historical trading volume, public float, and share price must be taken in consideration. For these reasons (low volume, thin float and low share price), despite the fact that SafeGuard is publicly-traded, we substantially discount this methodology.

     -    METHODOLOGY NOT USED: We did not use a liquidation analysis because:
          (i) SafeGuard is a going concern and in our opinion should be valued as one; and (ii) a liquidation analysis generally produces a meaningless valuation for a managed care company that can be valued as a going concern due to the lack of tangible assets and the high costs of winding-down the business.


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                    SHATTUCK HAMMOND PARTNERS LLC                            40

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION METHODOLOGIES: PUBLICLY-TRADED
COMPARABLE COMPANY ANALYSIS


     -    See Regional HMO Common Stock Comparison on the following page.

     - As previously discussed, due to a lack publicly-traded dental and vision managed care companies, the universe of "comparable" companies we utilized consists of managed health care companies that have their business in most instances concentrated in a single regional market or a limited number of states. Shattuck Hammond refers to this as the "Regional HMO" universe. In addition to the regional nature of their business, the Regional HMO's are significantly smaller with regard to revenue than the companies that compose the National HMO universe.

     - When valuing a private company, a net discount is generally applied to the multiples of publicly-traded comparable companies to reflect illiquidity, and issues related to private ownership as well as premium for control. If the private company is smaller in size than the publicly-traded comparables (which the Company is) such net discount is generally 30-50%. Although SafeGuard is publicly-traded, a discount of 10-20% was applied against the valuation multiples of the Regional HMOs for the following reasons: (i) the illiquidity of SafeGuard's stock; (ii) the pro forma calculation of SafeGuard's income statements; and (iii) SafeGuard's relatively small revenue compared to the Regional HMOs. Four valuation multiples were used: revenue, EBITDA, 2003 projected P/E, and 2004 projected P/E. The implied values have been weighted equally.



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                    SHATTUCK HAMMOND PARTNERS LLC                            41

----------------------------------
SafeGuard Health Enterprises, Inc.


Public Market Valuation Analysis

                                              Stock Price                                         Latest Twelve Months (2)
                                        ------------------------                          --------------------------------------
                                                                      Market Value
                                                                  ---------------------
                                                     % Below 52                                                Net       Mem-
COMPANY                                 11/12/2003      wkHi       Equity    Total (1)     Revs      Revs    Income   bers(3)(4)
--------------------------------------  -----------  -----------  ---------  ----------  ---------  -------  -------  ----------

Coventry Corporation                    $     57.38        4.40%  $3,690.00  $ 3,232.00  $4,258.10  $337.70  $220.80       1,930
Oxford Health Plan                      $     41.80       10.40%  $3,645.50  $ 3,146.90  $5,264.10  $469.10  $324.20       1,536
Sierra Health Services                  $     26.73        3.00%  $1,055.00  $   913.00  $1,420.70  $111.60  $ 70.30         477
WellChoice Inc.                         $     32.61        8.10%  $2,722.60  $ 1,769.60  $5,233.20  $286.20  $177.00       2,996
AMERIGROUP Corporation                  $     43.51        8.70%  $1,133.00  $   882.80  $1,501.10  $125.30  $ 64.00         866
Centene Corporation                     $     27.95       21.70%  $  596.70  $    449,0  $  703.80  $ 48.10  $ 29.90         432
Molina Healthcare, Inc                  $     24.50       15.50%  $  635.40  $   458.50  $  758.50  $ 67.60  $ 40.50         530

                                        ----------------------------------------------------------------------------------------
                                        Low                3.00%  $  596.70  $   449.00  $  703.80  $ 48.10  $ 29.90         432
                                        High              21.70%  $3,690.00  $ 3,232.00  $5,264.10  $469.10  $324.20       2,996
                                        Median             8.70%  $1,133.00  $   913.00  $1,501.10  $125.30  $ 70.30         866
                                        Mean              10.30%  $1,925.50  $ 1,550.30  $2,734.20  $206.50  $132.40       1,252
                                        ----------------------------------------------------------------------------------------


SafeGuard Health Enterprises, Inc. (6)         1.92       23.20%  $   70.80  $    72.30  $   89.50  $  4.10  $  1.20         NMF


                                                                      Price / EPS               LTM Margins
                                                                  --------------------  -------------------------
                                             Total Value/LTM               Projected
                                        ------------------------         -------------
                                                                                                 EBITDA     Net
COMPANY                                 Revs   EBITDA   Members    LTM   2003    2004   MLR (5)  Margin   Income
--------------------------------------  -----  ------  ---------  -----  -----  ------  -------  -------  -------

Coventry Corporation                    0.76x    9.6x  $1,674.80  16.7X  14.0x   11.8x   81.70%    7.90%    5.20%
Oxford Health Plan                      0.60X    6.7X  $2,048.50  11.2x   9.8x    9.4x   80.80%    8.90%    6.20%
Sierra Health Services                  0.64x    8.2x  $1,915.40  15.0x  10.1x    8.7x   85.90%    7.90%    5.00%
WellChoice Inc.                         0.34x    6.2x  $  590.60  15.4x  13.6x   11.7X   85.20%    5.50%    3.40%
AMERIGROUP Corporation                  0.59x    7.0x  $1,019.40  17.7x  14.8x   13.8x   80.30%    8.30%    4.30%
Centene Corporation                     0.64x    9.3x  $1,039.80  20,0x  16.3x   14.6x   82.80%    6.80%    4.20%
Molina Healthcare, Inc                  0.60x    6.8x  $  865.10  15.7x  14.0x   13.0x   83.20%    8.90%    5.30%

                                        -------------------------------------------------------------------------
                                        0.34X    6.2x  $  590.60  11.2x   9.8x    8.7x   80.30%    5.50%    3.40%
                                        0.76X    9.6x  $2,048.50  20.0x  16.3x   14.6x   85.90%    8.90%    6.20%
                                        0.60X    7.0x  $1,039.80  15.7x  14.0x   11.8x   82.80%    7.90%    5.00%
                                        0.60x    7.7x  $1,307.70  16.0x  13.2x   11.8x   82.80%    7.80%    4.80%
                                        -------------------------------------------------------------------------

SafeGuard Health Enterprises, Inc. (6)  0.81x   17.7x        NMF  59.2x     NA      NA   68.50%    4.60%    1.30%


(1) Total Market Value = Total Enterprise Value (TEV) = Market Value of Equity plus Total Debt and Long-Term Liabilities minus Working Capital.

(2)  LTM =9/30/03.

(3) Commercial Equivalent Members in thousands. Derived by converting Medicare-risk members at 5:4, Medicaid-risk members at 1:1, full-risk PPO/POS members at 1:1, Partial Risk members at 1:5,Tricare/Champus/Medicare Supplemental at 1:5, and non-risk (ASO/TPA) members at 1:10.

(4)  Excludes specialty healthcare members and all non-healthcare members.

(5)  MLR = Medical Loss Ratio: Medical Expenses divided by Net Premium Revenue.

(6)  Excludes all pro forma adjustments, including the Health Net Transaction.


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                    SHATTUCK HAMMOND PARTNERS LLC                            42

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SafeGuard Health Enterprises, Inc.


PUBLICLY-TRADED COMPARABLE COMPANY
VALUATION: REVENUE

$ In Millions

PUBLICLY-TRADED COMPARABLE COMPANY VALUATION: REVENUE
-----------------------------------------------------------
                                 HIGH     AVERAGE     LOW
                                -------  ---------  -------
Pro Forma Revenue
  LTM Ended 9/30/03 (1)         $162.5   $  162.5   $162.5
Estimated Year 2003             $163,8   $  163.8   $163.8
Revenue Multiple                 0.60x      0.60x    0.60x
Discount                          10.0%      15.0%    20.0%
                                -------  ---------  -------
Adjusted Revenue Multiple        0.54x      0.51x    0.48x
                                -------  ---------  -------
Business Enterprise Value
  LTM Ended 9/30/03               87.8       82.9     78.0
  Estimated Year 2003             88.5       83.5     78.6
Less: Debt (2)                    (0.2)      (0.2)    (0.2)
Plus: Working Capital (2), (3)    11.4       11.4     11.4
                                -------  ---------  -------
Equity Value
  LTM Ended 9/30/03             $ 98.9   $   94.1   $ 89.2
  Estimated Year 2003           $ 99.6   $   94.7   $ 89.8
Fully-Diluted Shares (4)          49.8       49.8     49.8
                                -------  ---------  -------
Equity Value Per Share
  LTM Ended 9/30/03             $ 1.99   $   1.89   $ 1.79
                                =======  =========  =======
  Estimated Year 2003           $ 2.00   $   1.90   $ 1.80
                                =======  =========  =======

--------------------------------------------------------------------------------

(1)  HNT results are for the twelve trailing months ending 8/31/03.

(2) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(3)  Working capital equals current assets less non debt current liabilities.

(4) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            43

----------------------------------
SafeGuard Health Enterprises, Inc.


PUBLICLY-TRADED COMPARABLE COMPANY
VALUATION: EBITDA

$ In Millions

PUBLICLY-TRADED COMPARABLE COMPANY VALUATION: EBITDA
-----------------------------------------------------------
                                 HIGH     AVERAGE     LOW
                                -------  ---------  -------
Pro Forma EBITDA
  LTM Ended 9/30/03 (1)         $  9.0   $    9.0   $  9.0
  Estimated Year 2003           $  9.0   $    9.0   $  9.0
Revenue Multiple                 7.70x      7.70x    7.70x
Discount                          10.0%      15.0%    20.0%
                                -------  ---------  -------
Adjusted EBITDA Multiple         6.93x      6.55x    6.16x
                                -------  ---------  -------
Business Enterprise Value
  LTM Ended 9/30/03               62.0       58.6     55.2
  Estimated Year 2003             62.6       59.1     55.6
Less: Debt (2)                    (0.2)      (0.2)    (0.2)
Plus: Working Capital (2), (3)    11.4       11.4     11.4
                                -------  ---------  -------
Equity Value
  LTM Ended 9/30/03             $ 73.2   $   69.8   $ 66.3
  Estimated Year 2003           $ 73.7   $   70.2   $ 66.8
Fully-Diluted Shares (4)          49.8       49.8     49.8
                                -------  ---------  -------
Equity Value Per Share
  LTM Ended 9/30/03             $ 1.47   $   1.40   $ 1.33
                                =======  =========  =======
  Estimated Year 2003           $ 1.48   $   1.41   $ 1.34
                                =======  =========  =======

(1)  HNT results are for the twelve trailing months ending 8/31/03.

(2) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(3)  Working capital equals current assets less non debt current liabilities.

(4) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.



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                    SHATTUCK HAMMOND PARTNERS LLC                            44

----------------------------------
SafeGuard Health Enterprises, Inc.


Publicly-Traded Comparable Company
Valuation: EPS


PUBLICLY-TRADED COMPARABLE COMPANY VALUATION: EPS
-----------------------------------------------------
                           High     Average     Low
                         --------  ---------  -------
Pro Forma EPS (1)
  Estimated Year 2003    $  0.08   $   0.08   $ 0.08
  Projected Year 2004    $  0.09   $   0.09   $ 0.09
P/E Multiple
  2003                     13.2x      13.2x    13.2x
  2004                     11.8x      11.8x    11.8x
Discount                    10.0%      15.0%    20.0%
                         --------  ---------  -------
Adjusted P/E Multiple
  2003                     11.9x      11.2x    10.6x
  2004                     10.6x      10.0x     9.4x
Equity Value Per Share
  Estimated Year 2003    $  0.93   $   0.88   $ 0.83
  Projected Year 2004    $  0.99   $   0.94   $ 0.88
-----------------------------------------------------

(1) Fully diluted common shares based on common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            45

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION MULTIPLES: MERGERS AND ACQUISITION
COMPARABLE TRANSACTION ANALYSIS

     -    See Exhibit B and C for Merger and Acquisitions Comparable
          Transactions.

     - Similar to the Publicly-Traded Comparable Company Analysis, Mergers and Acquisition Comparable Transaction Analysis is another commonly used form of valuation analysis.

     - As previously discussed, as part of this analysis we valued SafeGuard based on comparable dental and vision transactions as well as regional regional managed healthcare transactions. The universe of dental and vision transactions since January 1, 2001 was very limited and SafeGuard was involved in many of the transactions that did occur. Regional managed healthcare transactions have a much broader group of transactions. The transactions utilized include transactions announced since January 1, 2001.

     - In general, there is a dichotomy between merger and acquisitions valuations of private companies and publicly-traded companies in the managed healthcare industry. Publicly-traded companies are generally valued at higher multiples. With the exception of publicly-traded Blue Cross companies, there had been only one recent acquisition of a non-Blue publicly-traded managed healthcare company. Moreover, even among publicly-traded companies, due to the franchise value, Blue Cross companies are often valued at a premium. As a result, we have excluded these transactions from our analysis. Furthermore, reliable financial information for private companies is very limited or derived from a variety of sources. As a result, it is important to focus on averages.

     - Due to availability of information, two valuation multiples were used: revenue and EBITDA.


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                    SHATTUCK HAMMOND PARTNERS LLC                            46

----------------------------------
SafeGuard Health Enterprises, Inc.


TRANSACTION SUMMARY


TRANSACTIONS SUMMARY
-------------------------------------------------------
                                   High    Low    Mean
                                  ------  -----  ------
Dental/Vision (1), (2)
  EBITDA                           7.17x  6.32x   6.75x
  Revenue                          0.91x  0.17x   0.61x
Managed Care - Includes BCBS(2)
  EBITDA (3)                      17.31X  3.48X  10.82x
  Revenue                          1.09x  0.08x   0.39x
Managed Care - Excluded BCBS (2)
  EBITDA (4)                      12.74x  3.48x   7.91x
  Revenue                          1.03x  0.08x   0.28x
-------------------------------------------------------

1. Includes five dental transactions and one vision transaction. SafeGuard was the acquirer in four of the transactions.

2.   Only includes transactions where financial information was available.

3.   Includes ten transactions.

4.   Includes five transactions.


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                    SHATTUCK HAMMOND PARTNERS LLC                            47

----------------------------------
SafeGuard Health Enterprises, Inc.


MERGERS AND ACQUISITIONS TRANSACTIONS
VALUATION: REVENUE - DENTAL/VISION

$ In Millions

MERGERS AND ACQUISITIONS TRANSACTIONS VALUATION:
REVENUE - DENTAL/VISION
-----------------------------------------------------------
                                  HIGH    AVERAGE     LOW
                                -------  ---------  -------
Pro Forma Revenue
  LTM Ended 9/30/03 (1)         $162.5   $  162.5   $162.5
  Estimated Year 2003           $163.8   $  163.8   $163.8
Revenue Multiple                 0.71x      0.61x    0.51x
                                -------  ---------  -------
Business Enterprise Value
  LTM Ended 9/30/03              115.9       99.6     83.4
  Estimated Year 2003            116.8      100.4     84.0
Less: Debt (2)                    (0.2)      (0.2)    (0.2)
Plus: Working Capital (2), (3)    11.4       11.4     11.4
                                -------  ---------  -------
Equity Value
LTM Ended 9/30/03               $127.1   $  110.8   $ 66.3
Estimated Year 2003             $128.0   $  111.6   $ 95.2
Fully-Diluted Shares (4)          49.8       49.8     49.8
                                -------  ---------  -------
Equity Value Per Share
  LTM Ended 9/30/03             $ 2.55   $   2.22   $ 1.90
                                =======  =========  =======
  Estimated Year 2003           $ 2.57   $   2.24   $ 1.91
                                =======  =========  =======

-----------------------------------------------------------
(1)  HNT results are for the twelve trailing months ending 8/31/03.

(2) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(3)  Working capital equals current assets less non debt current liabilities.

(4) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.



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                    SHATTUCK HAMMOND PARTNERS LLC                            48

----------------------------------
SafeGuard Health Enterprises, Inc.


MERGERS AND ACQUISITIONS TRANSACTIONS
VALUATION: EBITDA - DENTAL/VISION

$ In Millions

MERGERS AND ACQUISITIONS TRANSACTIONS VALUATION:
EBITDA - DENTAL/VISION
-----------------------------------------------------------
                                 HIGH     AVERAGE     LOW
                                -------  ---------  -------
Pro Forma EBITDA
  LTM Ended 9/30/03 (1)         $  9.0   $    9.0   $  9.0
  Estimated Year 2003           $  9.0   $    9.0   $  9.0
EBITDA Multiple                  7.75x      6.75x    5.75x
                                -------  ---------  -------
Business Enterprise Value
  LTM Ended 9/30/03               69.3       60.4     51.4
  Estimated Year 2003             69.9       60.9     51.9
Less: Debt (2)                    (0.2)      (0.2)    (0.2)
Plus: Working Capital (2), (3)    11.4       11.4     11.4
                                -------  ---------  -------
Equity Value
  LTM Ended 9/30/03             $ 80.5   $   71.6   $ 62.6
  Estimated Year 2003           $ 81.1   $   72.1   $ 63.0
Fully-Diluted Shares (4)          49.8       49.8     49.8
                                -------  ---------  -------
Equity Value Per Share
  LTM Ended 9/30/03             $ 1.62   $   1.44   $ 1.26
                                =======  =========  =======
  Estimated Year 2003           $ 1.63   $   1.45   $ 1.27
                                =======  =========  =======

-----------------------------------------------------------
(1)  HNT results are for the twelve trailing months ending 8/31/03.

(2) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(3)  Working capital equals current assets less non debt current liabilities.

(4) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            49

----------------------------------
SafeGuard Health Enterprises, Inc.


MERGERS AND ACQUISITIONS TRANSACTIONS
VALUATION: REVENUE - MANAGED CARE

$ In Millions

MERGERS AND ACQUISITIONS TRANSACTIONS VALUATION:
REVENUE - MANAGED CARE
-----------------------------------------------------------
                                  HIGH    AVERAGE     LOW
                                -------  ---------  -------
Pro Forma Revenue
  LTM Ended 9/30/03 (1)         $162.5   $  162.5   $162.5
  Estimated Year 2003           $163.8   $  163.8   $163.8
Revenue Multiple                 0.38x      0.28x    0.18x
                                -------  ---------  -------
Business Enterprise Value
  LTM Ended 9/30/03               62.6       46.3     30.1
  Estimated Year 2003             63.1       46.7     30.3
Less: Debt (2)                    (0.2)      (0.2)    (0.2)
Plus: Working Capital (2), (3)    11.4       11.4     11.4
                                -------  ---------  -------
Equity Value
LTM Ended 9/30/03               $ 73.7   $   57.5   $ 41.2
Estimated Year 2003             $ 74.2   $   57.8   $ 41.5
Fully-Diluted Shares (4)          49.8       49.8     49.8
                                -------  ---------  -------
Equity Value Per Share
  LTM Ended 9/30/03             $ 1.48   $   1.15   $ 0.83
                                =======  =========  =======
  Estimated Year 2003           $ 1.49   $   1.16   $ 0.83
                                =======  =========  =======

-----------------------------------------------------------
(1)  HNT results are for the twelve trailing months ending 8/31/03.

(2) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(3)  Working capital equals current assets less non debt current liabilities.

(4) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.

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                    SHATTUCK HAMMOND PARTNERS LLC                            50

----------------------------------
SafeGuard Health Enterprises, Inc.


MERGERS AND ACQUISITIONS TRANSACTIONS
VALUATION: EBITDA - MANAGED CARE

$ In Millions

MERGERS AND ACQUISITIONS TRANSACTIONS VALUATION:
 EBITDA - MANAGED CARE
-----------------------------------------------------------
                                 HIGH     AVERAGE     LOW
                                -------  ---------  -------
Pro Forma EBITDA
  LTM Ended 9/30/03 (1)         $  9.0   $    9.0   $  9.0
  Estimated Year 2003           $  9.0   $    9.0   $  9.0
EBITDA Multiple                  8.91x      7.91x    6.91x
                                -------  ---------  -------
Business Enterprise Value
  LTM Ended 9/30/03               79.8       70.9     61.9
  Estimated Year 2003             80.5       71.4     62.4
Less: Debt (2)                    (0.2)      (0.2)    (0.2)
Plus: Working Capital (2), (3)    11.4       11.4     11.4
                                -------  ---------  -------
Equity Value
  LTM Ended 9/30/03             $ 91.0   $   82.0   $ 73.1
  Estimated Year 2003           $ 91.6   $   82.6   $ 73.6
Fully-Diluted Shares (4)          49.8       49.8     49.8
                                -------  ---------  -------
Equity Value Per Share
  LTM Ended 9/30/03             $ 1.83   $   1.65   $ 1.47
                                =======  =========  =======
  Estimated Year 2003           $ 1.84   $   1.66   $ 1.48
                                =======  =========  =======

-----------------------------------------------------------
(1)  HNT results are for the twelve trailing months ending 8/31/03.

(2) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(3)  Working capital equals current assets less non debt current liabilities.

(4) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.

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                    SHATTUCK HAMMOND PARTNERS LLC                            51

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION METHODOLOGIES: DISCOUNTED CASH FLOW
ANALYSIS


     -    See Exhibit A for Five Year Projection, and Discounted Cash Flow
          Valuation.

     - Valuing an enterprise based on the discounted value of its cash flows ("DCF Analysis") is a universally recognized valuation methodology.

     - Unlike the market-based approaches, DCF Analysis utilizes estimates of future rather than historical financial performance. The methodology seeks to derive empirically the value of an organization by computing the present value of its future cash flow stream.

     - Specifically, DCF Analysis combines the present value of five-year projections of free cash flow with the present value of the estimated "terminal" value, which reflects the value of the business beyond the forecast period.

          - The terminal value is estimated by discounting back to the present a multiple of the fifth year EBITDA or another valuation parameter.

          - For companies which are projected to have significant increases in EBITDA (such as the Company), the majority of the present value is determined by the terminal value.

          - Free cash flow represents the earnings of a business which are available for distribution to providers of debt and equity capital, and is defined as EBIT adjusted for taxes payable, plus depreciation and amortization, less capital expenditures, and finally adjusted for non-cash working capital.


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                    SHATTUCK HAMMOND PARTNERS LLC                            52

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION METHODOLOGIES: DISCOUNTED CASH FLOW
ANALYSIS (CONTINUED)

     - The greatest challenge to this approach is its high dependence on the assumptions used in projecting free cash flows. The forecast should reflect industry trends and other external factors, as well as strategic and financial plans currently in place.

     - Determination of discount rates and terminal multiples is a crucial component of DCF Analysis. Shattuck Hammond believes that discount rates of 14-16% are appropriate for valuing SafeGuard. The terminal multiples of EBITDA used for the DCF analysis were 6.0x, 7.0x, and 8.0x. The middle multiple is based on an average of the EBITDA multiples used for the Publicly-Traded and Merger and Acquisition Analyses.

     - As part of our analysis, we also performed a sensitivity analysis and reduced EBITDA by 15% per year from management's projections.


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                    SHATTUCK HAMMOND PARTNERS LLC                            53

----------------------------------
SafeGuard Health Enterprises, Inc.


DISCOUNTED CASH FLOW VALUATION

$ In Millions

-    Based on management's projections.

DISCOUNTED CASH FLOW VALUATION
-------------------------------------------------------------------------
                        Business Enterprise Value
-------------------------------------------------------------------------
                                               Discount Rate
                                -----------------------------------------
Term EBITDA Multiple                 14.0%            15.0%        16.0%
------------------------------  ---------------  ---------------  -------

     8.0x                       $        106.3   $        101.7   $ 97.3
     7.0x                       $         97.2   $         93.1   $ 89.2
     6.0x                       $         88.1   $         84.4   $ 81.0
Less: Debt(1)                             (0.2)            (0.2)    (0.2)
Plus: Working Capital (1), (2)            11.4             11.4     11.4
                                ---------------  ---------------  -------


                             Equity Value
-------------------------------------------------------------------------
                                               Discount Rate
                                -----------------------------------------

Term EBITDA Multiple                  14.0%            15.0%       16.0%
------------------------------  ---------------  ---------------  -------
     8.0x                       $        117.4   $        112.8   $108.5
     7.0x                       $        108.3   $        104.2   $100.3
     6.0x                       $         99.3   $         95.6   $ 92.1
Fully-Diluted Shares (3)                  49.8             49.8     49.8
                                ---------------  ---------------  -------

                        Equity Value Per Share
-------------------------------------------------------------------------
                                               Discount Rate
                                -----------------------------------------
Term EBITDA Multiple                 14.0%            15.0%        16.0%
                                ---------------  ---------------  -------
     8.0x                       $         2.36   $         2.27   $ 2.18
     7.0x                       $         2.18   $         2.09   $ 2.01
     6.0x                       $         1.99   $         1.92   $ 1.85
-------------------------------------------------------------------------

(1) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(2)  Working capital equals current assets less non debt current liabilities.

(3) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            54

----------------------------------
SafeGuard Health Enterprises, Inc.


DISCOUNTED CASH FLOW

BASED ON A 15% REDUCTINO IN EBITDA FROM MANAGEMENT'S PROJECTIONS
DISCOUNTED CASH FLOW
-------------------------------------------------------------------------
                        Business Enterprise Value
-------------------------------------------------------------------------
                                               Discount Rate
                                -----------------------------------------
Term EBITDA Multiple                 14.0%            15.0%        16.0%
------------------------------  ---------------  ---------------  -------

     8.0x                       $         92.0   $         88.0   $ 84.3
     7.0x                       $         84.2   $         80.7   $ 77.4
     6.0x                       $         76.5   $         73.4   $ 70.4
Less: Debt(1)                             (0.2)            (0.2)    (0.2)
Plus: Working Capital (1), (2)            11.4             11.4     11.4
                                ---------------  ---------------  -------


                             Equity Value
-------------------------------------------------------------------------
                                               Discount Rate
                                -----------------------------------------

Term EBITDA Multiple                  14.0%            15.0%       16.0%
------------------------------  ---------------  ---------------  -------
     8.0x                       $        103.1   $         99.2   $ 95.5
     7.0x                       $         95.4   $         91.9   $ 88.5
     6.0x                       $         87.7   $         84.5   $ 81.6
Fully-Diluted Shares (3)                  49.8             49.8     49.8
                                ---------------  ---------------  -------

                        Equity Value Per Share
-------------------------------------------------------------------------
                                               Discount Rate
                                -----------------------------------------
Term EBITDA Multiple                 14.0%            15.0%        16.0%
                                ---------------  ---------------  -------
     8.0x                       $         2.07   $         1.99   $ 1.92
     7.0x                       $         1.92   $         1.84   $ 1.78
     6.0x                       $         1.76   $         1.70   $ 1.64
-------------------------------------------------------------------------

(1) Estimated Balance Sheet for 12/31/03 used, however it should be noted that all convertible debt is assumed to be converted.

(2)  Working capital equals current assets less non debt current liabilities.

(3) Fully diluted common shares based on estimated December 31, 2003 common shares outstanding, all convertible securities on an as if converted basis and options on a treasury method basis at $2.00 per share.


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                    SHATTUCK HAMMOND PARTNERS LLC                            55

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION METHOD: PREMIUM ANALYSIS


     - As previously discussed, due to the illiquidity of SafeGuard's stock, we substantially underweighted this analysis in our summary.

          - We believe that to a large extent, SafeGuard's share price reflects the scarcity of its shares rather than the inherent value of the Company.

          - We also note that: (i) there is no research coverage on the Company; (ii) on many days no shares trade; (iii) there is a very limited sample of reverse stock split going private transactions;
               (iv) the bid/ask spread on November 20 was 13.0%; and (v) there is a limited number of market makers in the Company's common stock.

     -    Our premium analysis was broken into two categories:

          - Going Private Transactions through a Reverse Stock Split: this group contained a limited number of samples (see Exhibit D).

          -    Merger and Acquisition Transactions of Selected Traded Public
               Companies: Because SafeGuard has an estimated enterprise value of approximately $75 million at October 31, 2003, we limited our analysis to acquisitions of publicly-traded companies with enterprise values of $75 million to $300 million.


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                    SHATTUCK HAMMOND PARTNERS LLC                            56

----------------------------------
SafeGuard Health Enterprises, Inc.


VALUATION METHOD: PREMIUM ANALYSIS


     -    On many days SafeGuard's stock has no trading volume.

SAFEGUARD STOCK VOLUME AND PRICE: LAST 60 DAYS
------------------------------------------------------------------------------------
    Date       Volume  Close    % Change       Date    Volume     Close    % Change
-------------  ------  ------  -----------  ---------  ---------  -------  ---------
29-Aug-03           -       -           -   10-Oct-03        -        -          -
1-Sep-03            -       -           -   13-Oct-03      500  $  1.65       0.00%
2-Sep-03            -       -           -   14-Oct-03        -          -       -
3-Sep-03            -       -           -   15-Oct-03        -          -       -
4-Sep-03            -       -           -   16-Oct-03        -          -       -
5-Sep-03            -       -           -   17-Oct-03        -          -       -
8-Sep-03       10,000  $ 1.46           -   20-Oct-03        -          -       -
9-Sep-03       18,000  $ 1.50        2.74%  21-Oct-03        -          -       -
10-Sep-03         200  $ 1.45       -3.33%  22-Oct-03        -          -       -
11-Sep-03       7,500  $ 1.46        0.69%  23-Oct-03        -          -       -
12-Sep-03           -       -        8.90%  24-Oct-03        -          -       -
15-Sep-03       1,500  $ 1.59           -   27-Oct-03      200  $    1.65    0.00%
16-Sep-03           -       -           -   28-Oct-03      300  $    1.55   -6.06%
17-Sep-03           -       -           -   29-Oct-03        -          -
18-Sep-03           -       -           -   30-Oct-03        -          -
19-Sep-03         100  $ 1.47       -7.55%  31-Oct-03        -          -
22-Sep-03       3,000  $ 1.50        2.04%   3-NOV-03    2,000  $    1.65    6.45%
23-Sep-03           -       -           -    4-Nov-03   15,000  $    2.04   23.64%
24-Sep-03           -       -           -    5-Nov-03    2,000  $    2.09    2.45%
25-Sep-03           -       -           -    6-Nov-03    4,800  $    2.00   -4.31%
26-Sep-03           -       -           -    7-Nov-03        -          -       -
29-Sep-03       3,000  $ 1.47       -2.00%  10-Nov-03    1,000  $    2.00    0.00%
30-Sep-03       6,500  $ 1.55        5.44%  11-Nov-03        -          -
1-Oct-03          800  $ 1.57        1.29%  12-Nov-03   21,320  $    2.32   16.00%
2-Oct-03            -       -               13-Nov-03   46,500  $    2.50    7.76%
3-Oct-03       13,700  $ 1.58        0.64%  14-Nov-03    7,300  $    2.20  -12.00%
6-Oct-03            -       -               17-Nov-03      270  $    2.25    2.27%
7-Oct-03            -       -               18-Nov-03    2,400  $    1.92   -14.67%
8-Oct-03          500  $ 1.65        4.43%  19-Nov-03        -          -        -
9-Oct-03            -       -               20-NOV-03        -          -        -
-------------  ------  ------  ---------------------------  ---------  -------  ----------

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                    SHATTUCK HAMMOND PARTNERS LLC                            57

----------------------------------
SafeGuard Health Enterprises, Inc.


Premium Analysis Valuation



                          PREMIUM  ANALYSIS  VALUATION
                          -----------------------------------------------------

                                                                  Average (1)
                                                 -----------------------------------------
                                                    1 Day      30 Day    60 Day    1 Year
                                                 -----------------------------------------
Going Private: Reverse Stock Split Transactions          28.2%     61.1%     47.8%   21.8%

Acquisitions with Enterprise Value: $75-150              37.2%     45.5%     49.3%   49.6%
                                                  ------------
Acquisitions with Enterprise Value: $150-300             35.5%     26.2%     46.4%   47.3%

Acquisitions with Enterprise Value: $75-300              36.5%     38.0%     48.2%   48.7%
                                                 -----------------------------------------
Average.                                                 34.3%     42.7%     47.9%   41.8%


                                                                  Average (1)
                                                 -----------------------------------------
                                                    1 Day      30 Day    60 Day    1 Year
                                                 -----------------------------------------
SafeGuard                                         $      1.92   $  1.83   $  1.67   $1.43
------------------------------------------------------------------------------------------
SafeGuard Indicators of Value
------------------------------------------------------------------------------------------
                                                                  Average (1)
                                                 -----------------------------------------
                                                    1 Day      30 Day    60 Day    1 Year
                                                 -----------------------------------------
                                                  $      2.46   $  2.94   $  2.47   $1.75

Acquisitions with Enterprise Value: $75-150$             2.63   $  2.66   $  2.50   $2.15

Acquisitions with Enterprise Value: $150-300$            2.60   $  2.31   $  2.45   $2.11

Acquisitions with Enterprise Value: $75-300       $      2.62   $  2.52   $  2.48   $2.13
                                                 -----------------------------------------
Average.                                          $      2.58   $  2.61   $  2.48   $2.04
------------------------------------------------------------------------------------------

(1) For the calculation of the average price over the period, if he stock did not trade the last closing price is used.

                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            58

----------------------------------
SafeGuard Health Enterprises, Inc.


                                    EXHIBITS




                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            59

----------------------------------
SafeGuard Health Enterprises, Inc.


SELECTED ACQUISITIONS OF DENTAL/VISION BENEFIT COMPANIES - SELECT COMPARABLE TRANSACTIONS


$ In Millions

Selected  Acquisitions  of  Dental/Vision  Benefit  Companies
-------------------------------------------------------------
                    Latest     Twelve       Months     BEV  as  a      Multiple     Of  LTM  (5)
                    ----------------------------------------------------------------------------
                                                         Purchase
                                               Date        Price                               Members                     Members
Target                     Acquirer          Announced     (BEV)          Revenue  EBITDA       Total    Rev   EBITDA        Total
----------------------------------------------------------------------------------------------------------------------------------

Health Net Vision          SafeGuard           Apr-03    $     4.4   (1)     $5.4    NA        102,200   0.81     NA      23,227.3
Health Net Dental          SafeGuard           Apr-03    $    10.4   (1)   $ 60.0    NA        415,000   0.17     NA      39,903.8
Ameritas Managed Care      SafeGuard           Mar-03    $     1.3   (2)     $3.7    NA         30,000   0.35     NA      23,076.9
Paramount Dental.          SafeGuard           Apr-02    $     6.6   (3)     $7.2   1.0   (4)  200,000   0.91   6.32      30,303.0
Protective Life Dental     Fortis              Jul-01    $   300.0         $334.4    NA             NA   0.90     NA            NA
Healthplex.                DentAcquisition     Feb-00    $     8.6         $ 16.1   1.2             NA   0.53   7.17            NA
----------------------------------------------------------------------------------------------------------------------------------

                                                                                    SUMMARY  OF
                                                                               SELECTED  TRANSACTIONS
                                                                               LOW     0.17 X  6.32 X
                                                                               MEAN    0.61 X  6.75 X
                                                                               MEDIAN  0.67 X  6.75 X
                                                                               HIGH    0.91 X  7.17 X

(1)  As stated in 8K.

(2) Includes $1.1 million paid at closing and estimated contingent payments of $176,000.

(3) Consideration involves $3.0 million in cash; $2.6 million convertible note and 770,000 shares of stock.

(4)  Based on run rate.

(5)  Assumes no excess working capital and no debt.

                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            60

----------------------------------
SafeGuard Health Enterprises, Inc.


Selected Acquisitions of Managed Care
Companies - Selected Comparable Transactions

$ In Millions


                        SELECTED  ACQUISITIONS  OF  MANAGED  CARE  COMPANIES
                        ----------------------------------------------------

                                                                   Latest Twelve Months         BEV  as  a Multiple  of  LTM
                                                     -----------------------------------------------------------------------------
                                                Purchase                        Members                               Members
                                                                         ---------------------                 -------------------
                                   Date         Price                                  Comm                                 Comm
Target          Acquirer         Announced      (BEV)  Revenue   EBITDA   Total       Equity     Rev   EBITDA    Total     Equity
----------------------------------------------------------------------------------------------------------------------------------
WellPoint
Health
Networks        Anthem , Inc.        Oct-03    14,965.7  17,560.4   864.4   13,377,798  9,203,542   0.85   17.3  1,118.7   1,626.1
Mid Atlantic    United Health
Medical Svcs    Group                Oct-03     2,611.2   2,523.9   204.9    1,975,100  1,744,816   1.03   12.7  1,322,1   1,496.5
University
Health
Plans           Centene              Oct-03        13.0        NA      NA       53,000     53,000     NA     NA    245.3     245.3
Family Health
Plan            Centene              Sep-03         6.5      42.0      NA       24,000     24,000   0.15     NA    270.8     270.8
St. Augustine   Amerigroup,
Medicaid        Inc.                 Jul-03        10.0      40.0      NA       30,000     30,000   0.25     NA    333.3     333.3
Altius Health   Coventry
Plans           Health
                Care                 Jul-03        41.0     235.0      NA      160,000    120,000   0.17     NA    256.3     341.7
Cobalt          Wellpoint            Jun-03       861.5   1,559.5    61.5      808,852    434,471   0.55   14.0  1,065.1   1,982.9
Corporation     Health
                Networks             Jun-03       861.5   1,559.5    61.5      808,852    434,471   0.55   14.0  1,065.1   1,982.9
Keystone Plan.  Capital Blue
Central         Cross                May-03        58.0        NA      NA      200,000    200,000     NA     NA    290.0     290.0
University
Health
Plans           Centene              Aug-02        10.3     114.0     3,0       50,000     50,000   0.09    3.5    205.4     205.4
Physicians
Healthcare      Amerigroup,
Plans           Inc.                 Aug-02       121.0     300.0      NA      190,000    190,000   0.40     NA    636.3     636.8
AmeriChoice     UnitedHealth
                Group                Jun-02       515.2     667.6    61.0      370,000    370,000   0.77    8.4  1,392.4   1,392.4
WellCare        WellCare
                Acquisition
                Comp.                May-02        11.8      99.0    (0.6)      61,000     61,000   0.12     NA    192.6     192.6
Trigon          Anthem, Inc.         Apr-02     2,907.9   3,031.1   176.5    2,137,936  1,345,695   0.96   16.5  1,360,1   2,160.9
New Affiance    Coventry             Apr-02         9.3      69.0      NA       46,226     46,226   0.13     NA    201.0     201.0
Health Plan     Health
                Care
MedSpan         Oxford Health
                Plans                Dec-01        24.8     131.8      NA      101,205     57,374   0.19     NA    245,2     432.5
CareFirst       WellPoint            Nov-01       821.0   4,984.7    98.1    2,997,312  2,436,815   0.16    8.4    273.9     336.9
BCBS            Health
Networks
RightChoice     WellPoint
Managed Care    Health
                Networks             Nov-01       821.0   4,984.7    98.1    2,997,312  2,436,815   0.16    8.4    273.9     336.9
Ochsner Health  Alton Ochsner
Plan            Med Found            Aug-01        9D.O     533.4     8.4      197,071    206,172   0.17   10.7    456.6     436.1
Blue Ridge                           Aug-01        14.9     117.2      NA      110,000    110,000   0.13     NA    135.5     135.5
Health          Coventry Health
Alliance        Care                 Aug-01        14.9     117.2      NA      110,000    110,000   0.13     NA    135.5     135.5
PARTERS
National        Blue Cress Blue
Health Plan     Shield of N.C.       Jun-01       202.0     623.4      NA      400,000    400,000   0.32     NA    505.0     505.0
SelectCare      Heath Affiance
                Plan                 Mar-01        73.1     267.8      NA      332,241    155,259   0,27     NA    220.1     470.9
Florida Health  Florida Health
Plan            Plan Holdings II     Feb-01        49.0     607.6      NA      169,786    181,305   0.08     NA    288.6     270.3
ConnectiCare    Private Investor
                Group                Jan-01       139.4     525.6    33.3      210,476    215,575   0.27    4.2    662.4     646.7
----------------------------------------------------------------------------------------------------------------------------------

                                                    Summary of Selected
                                                       Transactions
Notes: BCBS companies in red                       Low     0.08 x   3.5 x
                                                   Mean    0.39 x  10.8 x
                                                   Median  0.25 x  11.6 x
                                                   High    1.09 x  17.3 X

                                                    SUMMARY OF SELECTED
                                                   TRANSACTIONS (W/O BCBS
                                                       TRANSACTIONS)
                                                   LOW     0.08 X   3.5 X
                                                   MEAN    0.28 X   7.9 X
                                                   MEDIAN  0.18 X   8.4 X
                                                   HIGH    1.03 X  12.7 X


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            61

----------------------------------
SafeGuard Health Enterprises, Inc.


Reverse Split Going Private Transactions:
Premium Analysis

REVERSE  SPLIT  GOING  PRIVATE  TRANSACTIONS:  PREMIUM  ANALYSIS
----------------------------------------------------------------------------------------------------------------------------------
    Date                                   Price at     Proposed                 Average  Payment  Premium  (1)
  Announced   Company           Symbol   Announcement    Payment   1  Day    5  Day    30  Day    60  Day    100  Day    1  Year
----------------------------------------------------------------------------------------------------------------------------------
11/20/2002  Avaya. . . . . . . .  AV        $2.85        $3.00       5%          21%        55%         57%         44%      -46%
6/10/2003   Siena Holdings . . .  SIENE     $1.20        $1.28       7%           7%         8%         13%         16%        7%
4/30/2003   PML. . . . . . . . .  PMLN      $1.01        $1.50      49%          73%       120%         57%         89%       26%
3/17/2003   IFX Corporation. . .  IFXCV     $0.03        $0.12     287%         198%       121%        103%      . -26%      -76%
5/5/2003    Moyco Technologies .  MOYC      $0.03        $0.45    1400%         959%       806%        674%        377%       15%
1/9/2003    Avery Communications  AVYC      $0.85        $1.27      49%          98%       113%         83%         41%       -2%
11/18/2003  Kimmins Corporation.  KMMN      $0.57        $1.00      76%          95%       165%        166%        198%      245%
8/18/2003   Cal-Maine Foods. . .  CALM      $7.15        $7.35       3%           3%        16%         25%         39%       75%
9/12/2003   Golden State Vitners  VINT      $2.08        $3.25     56%           57%        55%         51%         46%       72%
---------------------------------------------------------------------------------------------------------------------------------

                                                                    Summary of Premium Analysis
                                                 High           1400%   959%   806%   674%   377%    245%
                                                  Low              3%     3%     8%    13%   -26%    -76%
                                               Median             49%    73%   113%    57%    44%     15%
                                              Average            215%    43%   162%   137%    92%     35%
                                        Adjusted Mean      (2)    28%   168%    61%    48%    46%     22%
                                      Adjusted Median      (2)    28%    39%    55%    54%    43%     17%

(1)     Average for period.
(2)     Excludes transactions with proposed payments equal to or less than $1.00.
Source: Company Filing; Bloomberg.


                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            62

----------------------------------
SafeGuard Health Enterprises, Inc.


SHARES OWNED BY INVESTORS AND AFFILIATED PARTIES


                 SHARES  OWNED  BY  INVESTORS  AND
                 AFFILIATED  PARTIES
                -----------------------------------------------------
                                                              COMMON
                                                               STOCK
                                                            ---------
                John Hancock                                      -
                CAI Advisors                                      -
                Les Daniels                                    84,500
                Jack and RM Anderson                          326,000

                Baileys Trusts and Foundation               1,153,767

                Steve Baileys                                 645,000

                Burton Partnerships                           658,800
                Management:
                  J. Buncher                                   59,000

                  S. Baker                                     21,200

                  R, Brendzel                                 130,673

                  D. Gates                                        -
                  K.  Keating                                   6,000

                  B. Lucci                                        -
                  M. Lauffenburger                             11,666

                  R. Muck                                       1,800

                  N. Kavouklis                                711,091

                  T. Wild                                         -
                401K  PIan                                    138,987
                                                            ---------

                  Total  Shares  Owned  by
                  Investors  and  Affiliated  Parties       3,948,484
                                                            ---------
                  Other  Shareholders                       1,788,516
                                                            --------
                  Total  Shares  Outstanding                5,737,000
                                                            =========
                 ----------------------------------------------------
                    -----------------------------------------------------------
                    SHATTUCK HAMMOND PARTNERS LLC                            63

-----------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
Consolidated

                                                       9 MON. ENDING
                               YEAR ENDING DECEMBER 31,   SEPTEMBER                   YEAR ENDING DECEMBER, 31
                              --------------------------  ---------  --------------------------------------------------------------
                                            ACTUAL                                                  PROJECTED
                              ------------------------------------  ESTIMATED  ----------------------------------------------------
INCOME STATEMENT                    2001          2002      2003     2003 (1)     2004      2005       2006       2007      2008
----------------------------------------------  --------  --------  ---------  ---------  --------  ----------  --------  ---------
Revenues
   HMO Wholesale              $          -      $ 1,829   $ 3,525   $  4,651   $  4,505   $  4,505   $  4,505   $  4,505  $  4,505
   Dental HMO                       52,103       47,163    37,568     58,314    107,183    115,681    124,771    134,495   144,897
   PPO/Indemnity                    27,253       24,218    20,507     30,009     51,857     66,470     82,644    100,526   120,278
   Third-Party Administrator
    and Other                        2,724        7,562     4,546      6,108      6,542      6,834      7,140      7,461     7,798
   Vision                            2,442        2,051     1,784      3,897     12,591     14,254     16,270     18,551    21,089
   Estimated Bad Debts                 300          220       120        156        156        156        156        156       156
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
     TOTAL REVENUE                  84,822       83,043    68,050    103,135    182,834    207,899    235,486    265,694   298,723
Health Care Expense
   HMO Wholesale                         -          747     1,858      2,452      2,374      2,374      2,374      2,374     2,374
   Dental HMO                       30,044       27,258    21,067     33,738     67,444     72,654     78,219     84,165    90,516
   PPO/Indemnity                    20,961       17,959    16,066     23,588     41,191     52,747     65,538     79,679    95,299
   Third-Party Administrator         1,787        5,429     2,766      3,727      4,036      4,238      4,450      4,673     4,906
   Vision                            1,611        1,275     1,103      2,324      7,362      8,345      9,547     10,908    12,421
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
     Direct Health Care Expense     54,403       52,668    42,860     65,829    122,408    140,359    160,129    181,799   205,516
   Broker Commissions                6,117        5,160     4,602      6,634     10,404     12,075     13,921     15,947    18,168
   Broker Commissions - TPA              -          873       482        643        688        719        751        785       821
   TPA Fees                              -          691       450        600        643        671        701        733       766
   Internal Incentives                 618          259       288        463      1,500      1,706      1,932      2,180     2,451
   Premium Taxes                     1,034        1,042       839      1,189      1,825      2,205      2,626      3,092     3,605
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
     Total Direct Expenses          62,172       60,693    49,521     75,357    137,468    157,735    180,062    204,536   231,327
   Gross Profit                     22,650       22,350    18,529     27,778     45,366     50,163     55,424     61,158    67,396
Administrative Expense              20,074       20,645    15,456     23,149     35,945     37,381     39,658     42,047    44,554
One-Time
 Integration Expenses                    -            -         -        230        310          -          -          -         -
HNT Strategic
Relationship Expense                     -            -         -          -        270        848      1,479      2,167     2,917
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
EBITDA                               2,576        1,705     3,073      4,399      8,841     11,935     14,287     16,944    19,925
   Less Depreciation                 1,837        1,216       921      1,250      1,500      1,500      1,500      1,500     1,500
   Less Amortization                     -          257       422        575      1,193      1,193      1,193      1,194       979
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
   EBIT                                739          232     1,730      2,574      6,148      9,242     11,594     14,250    17,446
   Less: Interest                     (504)        (232)     (262)      (335)      (201)      (108)      (101)       (60)      (13)
   Expense - Existing
   Less: Interest Expense                -            -         -       (190)    (1,140)    (1,140)    (1,140)    (1,140)   (1,140)
   - Convertible Note (6%)
   Plus: Investment Income             722          301       138        254        373        505        663        856     1,084
   Plus: Other Interest Income         338          306        93        124        124        124        124        124       124
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
PRETAX INCOME                        1,295          607     1,699      2,427      5,304      8,623     11,141     14,030    17,502
   Less: Income Tax Expense              -          820      (141)      (188)    (2,309)    (3,624)    (4,621)    (5,765)   (7,098)
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
NET INCOME BEFORE
EXTRAORDINARY ITEMS                  1,295        1,427     1,558      2,239      2,994      4,999      6,520      8,265    10,404
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
   Extraordinary Item               11,251            -         -          -          -          -          -          -         -
                              ---------------  --------  --------  ---------  ---------  ---------  ----------  --------  ---------
NET INCOME AFTER
EXTRAORDINARY ITEMS                $12,546      $ 1,427   $ 1,558   $  2,239   $  2,994   $  4,999   $  6,520   $  8,265  $ 10,404
                              ===============  ========  ========  =========  =========  =========  ==========  ========  =========
WEIGHTED AVERAGE
SHARES OUTSTANDING
   Basic                            32,253       35,130    35,711     35,737     35,737     35,737     37,713     37,713    37,713
   Fully-Diluted                    33,009       35,638    36,272     41,064     49,800     49,800     49,800     49,800    49,800
EPS
   Basic                           $  0.39      $  0.04   $  0.04   $   0.06   $   0.08   $   0.14   $   0.17   $   0.22  $   0.28
   Fully-Diluted                   $  0.38      $  0.04   $  0.04   $   0.06   $   0.08   $   0.12   $   0.14   $   0.18  $   0.22

(1)   2003 Includes two months of HNT.


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SHATTUCK HAMMOND PARTNERS LLC                                            1 of 26

---------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CONSOLIDATED

                                                               9 Mon. Ending
                                      Year Ending December 31,    September                 Year Ending December, 31
                                      -----------------------  --------------  --------------------------------------------------
                                                     Actual                                              Projected
                                      ---------------------------------------  Estimated   --------------------------------------
Ratio Summary                             2001        2002          2003          2003     2004   2005      2006     2007   2008
------------------------------------  ------------  ---------  --------------  ----------  -----  -----  ----------  -----  -----
Margins
  Gross                                      26.7%      26.9%           27.2%       26.9%  24.8%  24.1%       23.5%  23.0%  22.6%
  EBITDA                                      3.0%       2.1%            4.5%        4.3%   4.8%   5.7%        6.1%   6.4%   6.7%
  Pre-Tax                                     1.5%       0.7%            2.5%        2.4%   2.9%   4.2%        4.7%   5.3%   5.9%
  Net Income                                  1.5%       1.7%            2.3%        2.2%   1.7%   2.4%        2.8%   3.1%   3.5%

Medical Loss Ratio (1)
  HMO Wholesale                                NA       40.8%           52.7%       52.7%  52.7%  52.7%       52.7%  52.7%  52.7%
  Dental HMO (2)                             57.7%      57.8%           56.1%       57.9%  62.9%  62.8%       62.7%  62.6%  62.5%
  PPO/ Indemnity (2)                         76.9%      74.2%           78.3%       78.6%  79.4%  79.4%       79.3%  79.3%  79.2%
  Third-Party Administrator and Other        65.6%      71.8%           60.8%       61.0%  61.7%  62.0%       62.3%  62.6%  62.9%
  Vision                                     66.0%      62.2%           61.8%       59.6%  58.5%  58.5%       58.7%  58.8%  58.9%




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SHATTUCK HAMMOND PARTNERS LLC                                            2 of 26

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
-------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.

                                                     9 MON.
                                   YEAR ENDING       ENDING
                                   DECEMBER 31,     SEPTEMBER                        YEAR ENDING DECEMBER, 31
                               -------------------  ---------- ----------------------------------------------------------------
                                           ACTUAL              ESTIMATED                        PROJECTED
                               -----------------------------             ------------------------------------------------------
MEMBERSHIP SUMMARY               2001       2002       2003       2003       2004       2005       2006       2007       2008
-----------------------------  ---------  ---------  -------  ---------- ------------------------------------------------------
HMO Wholesale
  California                         -          -          -          -          -          -          -          -          -
  Florida                            -    198,144    169,340    169,340    169,340    169,340    169,340    169,340    169,340
  Texas                              -          -          -          -          -          -          -          -          -
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
Total HMO Wholesale                  -    198,144    169,340    169,340    169,340    169,340    169,340    169,340    169,340
                                    NA         NA                 -14.5%       0.0%       0.0%       0.0%       0.0%       0.0%

Dental HMO
  California                   305,297    274,559    287,274    727,830    750,115    773,100    796,808    821,261    846,483
  HNT Strategic                      -          -          -          -     10,000     20,000     30,000     40,000     50,000
  Florida                       41,311     83,393     83,925     83,925     88,121     92,527     97,154    102,011    107,112
  Texas                        129,528    102,136     99,777     99,777    105,764    112,109    118,836    125,966    133,524
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
Total Dental HMO               476,136    460,088    470,976    911,532    954,000    997,737  1,042,797  1,089,239  1,137,120
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
                                    NA       -3.4%                 98.1%       4.7%       4.6%       4.5%       4.5%       4.4%

PPO/Indemnity
  California                    44,794     39,949     38,538     86,679     91,880     97,393    103,236    109,430    115,996
  HNT Strategic                      -          -          -          -     20,000     40,000     60,000     80,000    100,000
  Florida                       11,740      6,190      9,551      9,551     10,267     11,037     11,865     12,755     13,712
  Texas                         30,374     33,629     41,913     41,913     45,266     48,887     52,798     57,022     61,584
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
Total PPO/Indemnity             86,908     79,768     90,002    138,143    167,413    197,317    227,900    259,207    291,292
                                    NA       -8.2%                 73.2%      21.2%      17.9%      15.5%      13.7%      12.4%

Vision
  California                    17,923     19,812     21,491    171,465    185,182    199,997    215,997    233,276    251,938
  Florida                          720        299        606        606      1,000      5,000     10,000     15,000     20,000
  Texas                         20,622     16,664     19,983     19,983     21,981     24,179     26,597     29,257     32,183
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
Total Vision                    39,265     36,775     42,080    192,054    208,164    229,176    252,594    277,533    304,121
                                    NA       -6.3%                422.2%       8.4%      10.1%      10.2%       9.9%       9.6%

Third Party Administrator
and Other
  California                    17,132     35,743      2,544     42,544     42,544     42,544     42,544     42,544     42,544
  Florida-                           -     10,432      9,813      9,813      9,813      9,813      9,813      9,813      9,813
  Texas                         19,922      3,172      3,939      3,939      3,939      3,939      3,939      3,939      3,939
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
Total Other                     37,054     49,347     56,296     56,296     56,296     56,296     56,296     56,296     56,296
                                    NA       33.2%                 14.1%       0.0%       0.0%       0.0%       0.0%       0.0%

Total By Market
  California                   385,146    370,063    389,847  1,028,518  1,099,721  1,173,033  1,248,584  1,326,512  1,406,962
  Florida                       53,771    298,458    273,235    273,235    278,542    287,718    298,172    308,919    319,977
  Texas                        200,446    155,601    165,612    165,612    176,950    189,115    202,171    216,184    231,230
                               --------  ---------  --------  ---------- ---------- ---------- ---------- ---------- ----------
  Total Membership             639,363    824,122    828,694  1,467,365  1,555,212  1,649,866  1,748,927  1,851,615  1,958,168
                                    NA       28.9%                 78.1%       6.0%       6.1%       6.0%       5.9%       5.8%


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SHATTUCK HAMMOND PARTNERS LLC                                            3 of 26

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
---------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.

                                                                           9 Mon. Ending
                                                 Year Ending December 31,    September
                                                --------------------------  ----------
                                                                 Actual                            Year Ending December, 31
                                                -------------------------------------   Estimated   -----------------------
BALANCE SHEET                                       2001          2002        2003        2003        2004        2005
-------------------------------------------------------------------------------------------------------------------------
ASSETS
  Cash & Cash Equivalents                       $     1,497   $     3,036   $  4,461   $    9,426   $  9,426   $   9,426
  Marketable Securities                              13,956         9,668      9,602       15,073     21,681      29,600
  Accounts Receivable net allowances                  2,839         2,554      1,770        4,915      5,514       6,270
  Other Current Assets                                  903           853        463        2,489      2,939       3,056
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Current Assets                        $    19,195      16,111 $   $ 16,296   $   31,903   $ 39,560    48,351 $
  Net PP&E                                            2,348         3,532      3,686        4,138      3,738       3,438
  Restricted Investments                              2,831         3,254      3,091        3,569      3,569       3,569
  Notes Recievable                                      805           457        379          359        299         239
  Goodwill and Intangible Assets                      3,920        10,603     11,004       22,357     21,164      19,971
  Other Assets                                          226           157        210          236        236         236
                                                ------------  ------------  ---------  -----------  ---------  ----------
TOTAL ASSETS                                    $    29,325      34,114 $   $ 34,666   $   62,562   $ 68,566    75,805 $
                                                ============  ============  =========  ===========  =========  ==========
LIABILITIES
  Account Payable                               $     3,168       1,661 $   $  1,070   $    2,077   $  2,453   $   2,551
  Accrued Expenses                                    4,827         3,526      3,842        7,378      8,711       9,059
  Short-Term Debt                                       265         2,430      1,189          198         11          12
  Claims Payable                                      5,905         4,690      5,822        7,744      8,840      10,137
  Deferred Premium Revenue                              823         1,786      1,386        3,301      3,703       4,211
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Current Liabilities                   $    14,988   $    14,093   $ 13,309   $   20,698   $ 23,719   $  25,970
                                                ------------  ------------  ---------  -----------  ---------  ----------
  Long-term Debt and Capital Lease Obligations  $         -   $     2,997   $  2,785   $   22,246   $ 22,235   $  22,223
  Other Long-term Liabilities                           971         1,013        937        1,368      1,368       1,368
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Long Term Liabilities                 $       971   $     4,010   $  3,722   $   23,614   $ 23,603   $  23,591
                                                ------------  ------------  ---------  -----------  ---------  ----------
STOCKHOLDERS' EQUITY
  Convertible Preferred Stock                   $    41,250   $    41,250   $ 41,250   $   41,250   $ 41,250   $  41,250
  Common Stock                                       21,552        22,662     22,742       22,676     22,676      22,676
  Retained Earnings                                 (31,447)      (30,170)   (28,612)     (27,931)   (24,937)    (19,937)
  Treasury Stock                                         63            95         81           81         81          81
  Accumulated Other Comprehensive Income            (18,052)      (17,826)   (17,826)     (17,826)   (17,826)    (17,826)
                                                ------------  ------------  ---------  -----------  ---------  ----------
    Total Stockholders' Equity                  $    13,366   $    16,011   $ 17,635   $   18,250   $ 21,244   $  26,244
                                                ------------  ------------  ---------  -----------  ---------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $    29,325   $    34,114   $ 34,666   $   62,562   $ 68,566   $  75,805
                                                ============  ============  =========  ===========  =========  ==========
  check                                                   -             -          -            -          -           -


                                                     Year Ending December, 31
                                                ---------------------------------
                                                            Projected
                                                ---------------------------------
BALANCE SHEET                                      2006        2007       2008
---------------------------------------------------------------------------------
ASSETS
  Cash & Cash Equivalents                       $    9,426   $  9,426   $  9,426
  Marketable Securities                             39,236     50,655     64,057
  Accounts Receivable net allowances                 7,102      8,013      9,009
  Other Current Assets                               3,243      3,438      3,643
                                                -----------  ---------  ---------
    Total Current Assets                        $   59,006   $ 71,532   $ 86,135
  Net PP&E                                           3,238      3,138      3,138
  Restricted Investments                             3,569      3,569      3,569
  Notes Recievable                                     179        119         59
  Goodwill and Intangible Assets                    18,778     17,584     16,605
  Other Assets                                         236        236        236
                                                -----------  ---------  ---------
TOTAL ASSETS                                    $   85,006   $ 96,178   $109,742
                                                ===========  =========  =========
LIABILITIES
  Account Payable                               $    2,706      2,869   $  3,040
  Accrued Expenses                                   9,611     10,190     10,798
  Short-Term Debt                                       12          0          0
  Claims Payable                                    11,565     13,130     14,843
  Deferred Premium Revenue                           4,770      5,382      6,051
                                                -----------  ---------  ---------
    Total Current Liabilities                   $   28,664   $ 31,570   $ 34,731
                                                -----------  ---------  ---------
  Long-term Debt and Capital Lease Obligations  $   19,000   $ 19,000   $ 19,000
  Other Long-term Liabilities                        1,368      1,368      1,368
                                                -----------  ---------  ---------
    Total Long Term Liabilities                 $   20,368   $ 20,368   $ 20,368
                                                -----------  ---------  ---------
STOCKHOLDERS' EQUITY
  Convertible Preferred Stock                   $   41,250   $ 41,250   $ 41,250
  Common Stock                                      25,887     25,887     25,887
  Retained Earnings                                (13,418)    (5,153)     5,251
  Treasury Stock                                        81         81         81
  Accumulated Other Comprehensive Income           (17,826)   (17,826)   (17,826)
                                                -----------  ---------  ---------
    Total Stockholders' Equity                  $   35,974   $ 44,239   $ 54,643
                                                -----------  ---------  ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $   85,006   $ 96,178   $109,742
                                                ===========  =========  =========
  check                                                  -          -          -

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SHATTUCK HAMMOND PARTNERS LLC                                            4 of 26

--------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
PRO FORMA 2003 BALANCE SHEET

                                                                       FISCAL YEAR ENDED DECEMBER 31, 2003
                                              ----------------------------------------------------------------------------------
                                                EST 2003         HNT      ACQUISITION   FINANCING     HNT POST-  WORKING CAPITAL
     BALANCE SHEET                              SAFEGUARD      SEP-03     ADJUSTMENTS  ADJUSTMENTS  ACQUISITION  ADJUSTMENTS (1)
--------------------------------------------  -------------  -----------  -----------  -----------  -----------  ---------------
ASSETS
Cash & Cash Equivalents                       $      5,760   $     4,838  $     4,838  $        -   $     4,838  $       (1,173)
Marketable Securities                                9,668         2,688        2,688       2,717         5,405               -
Accounts Receivable net allowances                   3,172         2,111        2,111                     2,111            (368)
Other Current Assets                                   956         1,636        1,636                     1,636            (103)
                                              -------------  -----------  -----------  -----------  -----------  ---------------
Total Current Assets                          $     19,557   $    11,273  $    11,273  $    2,717   $    13,991   $      (1,644)
Net PP&E                                             3,282           856          856                       856               -
Restricted Investments                               3,091           478          478                       478               -
Notes Receivable                                       359             -            -           -             -             359
Goodwill                                            10,028           691          691      11,638        12,329               -
Other Assets                                           210            26           26          26             -             236
                                              -------------  -----------  -----------  -----------  -----------  ---------------
TOTAL ASSETS                                  $     36,527   $    13,325  $    13,325  $   14,355  $    27,680   $      (1,644)
                                              =============  ===========  ===========  ===========  ===========  ===============
LIABILITIES
Account Payable                                      1,862           416          416                       416            (201)
Accrued Expenses/Other                               3,954         3,852        3,852                     3,852            (428)
Short-Term Debt                                        198             -            -                         -               -
Claims Payable                                       5,862         2,640        2,640                     2,640            (758)
Deferred Premium Revenue                             2,218         1,340        1,340                     1,340            (257)
                                              -------------  -----------  -----------  -----------  -----------  ---------------
Total Current Liabilities                     $     14,094   $     8,248  $     8,248  $        -   $     8,248   $      (1,644)
                                              -------------  -----------  -----------  -----------  -----------  ---------------
Long-term Debt and Capital Lease Obligations  $      3,246   $         -            -      19,000        19,000               -
Other Long-term Liabilities                            937           431          431                       431               -
                                              -------------  -----------  -----------  -----------  -----------  ---------------
Total Long Term Liabilities                   $      4,183   $       431  $       431  $   19,000   $    19,431   $           -
                                              -------------  -----------  -----------  -----------  -----------  ---------------
STOCKHOLDERS' EQUITY
Convertible Preferred Stock                         41,250             -            -                         -               -
Common Stock                                        22,676         2,753            -                         -               -
Retained Earnings                                  (27,931)        1,794            -                         -               -
Treasury Stock                                          81             -            -                         -               -
Accumulated Other Comprehensive Income             (17,826)           99            -                         -               -
                                              -------------  -----------  -----------  -----------  -----------  ---------------
Total Stockholders' Equity                    $     18,250   $     4,645  $         -  $        -   $         -   $           -
                                              -------------  -----------  -----------  -----------  -----------  ---------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $     36,527   $    13,325  $     8,680      19,000   $    27,680   $      (1,644)
                                              =============  ===========  ===========  ===========  ===========  ===============
check                                                    -             -        4,645      (4,645)            -               -

                                                 COMBINED
                                                 PRO FORMA
                                              ----------------
ASSETS
Cash & Cash Equivalents                       $         9,426
Marketable Securities                                  15,073
Accounts Receivable net allowances                      4,915
Other Current Assets                                    2,489
Total Current Assets                          $        31,903
                                              ----------------
Net PP&E                                                4,138
Restricted Investments                                  3,569
Notes Receivable                                          359
Goodwill                                               22,357
Other Assets                                              236
TOTAL ASSETS                                  $        62,562
                                              ----------------
LIABILITIES
Account Payable                                         2,077
Accrued Expenses/Other                                  7,378
Short-Term Debt                                           198
Claims Payable                                          7,744
Deferred Premium Revenue                                3,301
Total Current Liabilities                     $        20,698
                                              ----------------
Long-term Debt and Capital Lease Obligations           22,246

Other Long-term Liabilities                             1,368
Total Long Term Liabilities                   $        23,614
                                              ----------------
STOCKHOLDERS' EQUITY
Convertible Preferred Stock                            41,250
Common Stock                                           22,676
Retained Earnings                                     (27,931)
Treasury Stock                                             81
Accumulated Other Comprehensive Income                (17,826)
Total Stockholders' Equity                    $        18,250
                                              ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $        62,562

check                                                       -
                                              ----------------

1) Adjustment to remove two months of HNT working capital.

                                     Days  HNT 2M 2003  WC Change
                                     ----  -----------  ---------
            Accounts Receivable        11       11,965        368
              Other Current Assets     15        2,504        103
              Accounts Payable         29        2,504        201
              Accrued Expenses         62        2,504        428
              Claims Payable           33        8,512        758
              Def. Premium Rev.         8       11,965        257


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SHATTUCK HAMMOND PARTNERS LLC                                            5 of 26

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
-----------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
PRO FORMA POST-ACQUISITION TANGIBLE NET EQUITY CALCULATION

                                                            HNT Dental   HNT Vision   Combined
                                                            -----------  -----------  ---------
Stockholder's equity                                             2,177        2,468      4,645
Receivable from affilates over 90 days                              (1)           -         (1)
Intangible assets and goodwill                                       -         (691)      (691)
                                                            -----------  -----------  ---------
Tangible net worth                                               2,177        1,777      3,954
Minimum TNE requirement*                                           792          354      1,146
                                                            -----------  -----------  ---------
  Excess TNE                                                     1,385        1,423      2,808
  *Per Closing Balance Sheet

GOODWILL CALCULATION
  Agreed Apon Amount                                             9,000        3,000     12,000
  Plus: Excess TNE                                               1,385        1,423      2,808
  Plus: Severance Liability                                                              1,225
  Plus: Transaction Expenses                                                               250
                                                                                      ---------
  Purchase Price                                                                        16,283
  Actual Book Value                                                                      4,645
  Adjustments                                                                                -
                                                                                      ---------
  Adjusted Book Value                                                                    4,645
  Goodwill                                                                              11,638

Excess Cash Calculation
  Amount Raised                                                                         19,000
  Purchase Price                                                                       (16,283)
                                                                                      ---------
  Excess Cash                                                                            2,717


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SHATTUCK HAMMOND PARTNERS LLC                                            6 of 26

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
---------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.

                                                                           9 MON.
                                                                           ENDING
                                                        YEAR ENDING        SEPT-
                                                        DECEMBER ,31       EMBER              YEAR ENDING DECEMBER , 31
                                                  ---------------------------------  --------------------------------------------
                                                               ACTUAL                 ESTIMATED            PROJECTED
                                                  ---------------------------------               -------------------------------
BALANCE SHEET ASSUMPTIONS                            2001       2002        2003        2003        2004      2005       2006
------------------------------------------------  ----------  ---------  ----------  -----------  --------  --------  -----------

ASSETS
  Days Accounts Receivable                               12         11                       11        11        11           11
  Days Other Current Assets                              16         15                       15        30        30           30

With HealthNet
  Days Accounts Receivable                                                                   11
  Days Other Current Assets                                                                  30

NET PROPERTY, PLANT AND EQUIPMENT
  Leasehold Improvements                          $     841   $    842         844
  Furniture and Office Equipment                     11,161      1,504       1,511
  Computer Hardware and Software                                 7,767       8,821
  Gross Property, Plant and Equipment             $  12,002   $ 10,113   $  11,176   $   11,113   $13,069   $14,269   $   15,569
  Accumulated Depreciation                            9,654      6,581       7,490        7,831     9,331    10,831       12,331
  Net Property, Plant and Equipment                   2,348      3,532       3,686        3,282     3,738     3,438        3,238
  Acquired HNT PP&E                                                                         856

    Depreciation                                  $   1,837   $  1,216
    Depreciation Expense                          $   1,837   $  1,216   $     921   $    1,250   $ 1,500   $ 1,500   $    1,500
    Routine Capex                                     1,109        237                    1,000     1,100     1,200        1,300

  Amortization
    Intangible Assets - Existing                                 2,013       2,267        2,113     1,585     1,057          529
    Amortization Expense - Existing                                257   $     422          575       528       528          528


                                                  ----------
  Intangible Assets -(HNT Transaction)                33.33%                              3,216     2,551     1,886        1,221
                                                  ----------
  Amortization Expense - (HNT Transaction)                                                            665       665          665

Prior Period Marketable Security Balance (Incl.
  Restricted Investments)                                       16,787      12,922       12,693    18,643    25,251       33,169
  Investment Income                                                301         138          254       373       505          663
  Earnings %                                                      1.80%       1.10%        2.00%     2.00%     2.00%        2.00%

LIABILITIES
  Days Accounts Payable                                  58         29                       29        25        25           25
  Days Accrued Expenses                                  88         62                       62        88        88           88
  Days Claims Payable                                    40         33                       33        26        26           26
  Days Deferred Premium                                   4          8                        8         7         7            7

With HealthNet
  Days Accounts Payable                                                                      25
  Days Accrued Expenses                                                                      88
  Days Claims Payable                                                                        26
  Days Deferred Premium                                                                       7
  Est. TTM 2003

                                                                         Medical
                                                              Revenue    Expenses    Admin
                                                              ---------  ----------  -----------
                                                  HNT           74,000      52,482       13,030
                                                  SafeGard      88,979      54,748       17,412
                                                              ---------  ----------  -----------
                                                               162,979     107,230       30,442


                                                     YEAR ENDING
                                                    DECEMBER , 31
                                                  --------  --------
                                                      PROJECTED
                                                  --------  --------
BALANCE SHEET ASSUMPTIONS                           2007      2008
------------------------------------------------  --------  --------

ASSETS
  Days Accounts Receivable                             11        11
  Days Other Current Assets                            30        30

With HealthNet
  Days Accounts Receivable
  Days Other Current Assets

NET PROPERTY, PLANT AND EQUIPMENT
  Leasehold Improvements
  Furniture and Office Equipment
  Computer Hardware and Software
  Gross Property, Plant and Equipment             $16,969   $18,469
  Accumulated Depreciation                         13,831    15,331
  Net Property, Plant and Equipment                 3,138     3,138
  Acquired HNT PP&E

    Depreciation
    Depreciation Expense                          $ 1,500   $ 1,500
    Routine Capex                                   1,400     1,500

  Amortization
    Intangible Assets - Existing                               -423
    Amortization Expense - Existing                   529       423


  Intangible Assets -(HNT Transaction)                556
------------------------------------------------
  Amortization Expense - (HNT Transaction)            665       556
------------------------------------------------

Prior Period Marketable Security Balance (Incl.
  Restricted Investments)                          42,805    54,225
  Investment Income                                   856     1,084
  Earnings %                                         2.00%     2.00%

LIABILITIES
  Days Accounts Payable                                25        25
  Days Accrued Expenses                                88        88
  Days Claims Payable                                  26        26
  Days Deferred Premium                                 7         7

With HealthNet
  Days Accounts Payable
  Days Accrued Expenses
  Days Claims Payable
  Days Deferred Premium
  Est. TTM 2003


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SHATTUCK HAMMOND PARTNERS LLC                                            7 of 26

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
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SAFEGUARD HEALTH ENTERPRISES, INC.
CONSOLIDATED

                                                      9 MON.
                                                      ENDING
                                       Year Ending    SEPT-
                                       December ,31   EMBER                        YEAR ENDING DECEMBER , 31
                                       -------------  ------  -------------------------------------------------------------------
                                               ACTUAL           ESTIMATED                             PROJECTED
-------------------------------------  ---------------------                   --------------------------------------------------
LONG TERM DEBT ASSUMPTIONS             2001     2002   2003         2003           2004       2005        2006      2007    2008
-------------------------------------  ----  -------  ------  ---------------  -----------  --------  -----------  ------  ------
Unsecured Convertible Promissory Note
  Beginning Balance                                           $        1,798        1,539   $ 1,539   $    1,539   $   -   $   -
  Payments                                                              (259)           -         -            -       -       -
  Conversion to Equity                                                     -            -         -       (1,539)
                                                              ---------------  -----------  --------  -----------  ------  ------
  Ending Balance                                              $        1,539        1,539   $ 1,539   $        -   $   -   $   -

  Interest                                                             ($112)        (108)    ($108)       ($101)   ($60)   ($13)

Secured Convertible Promissory Note
  Beginning Balance                                           $        2,427        1,672   $ 1,672   $    1,672   $   -   $   -
  Payments                                                              (755)           -         -            -       -       -
  Conversion to Equity                                                     -            -         -       (1,672)
                                                              ---------------  -----------  --------  -----------  ------  ------
  Ending Balance                                              $        1,672        1,672   $ 1,672   $        -   $   -   $   -

  Interest                                                             ($144)         (84)  $     -   $        -   $   -   $   -

Leases
  Intestel Lease
  Beginning Balance                                           $           52           45   $    35   $       24   $  12   $   -
  Payments                                                                (7)         (10)      (11)         (12)    (12)      -
                                                              ---------------  -----------  --------  -----------  ------  ------
  Ending Balance                                              $           45           35   $    24   $       12   $   -   $   -

  Interest                                                    $            -            -   $     -   $        -   $   -   $   -

Celtic Lease
  Beginning Balance                                           $          443          188   $     -   $        -   $   -   $   -
  Payments                                                              (255)        (188)        -            -       -       -
                                                              ---------------  -----------  --------  -----------  ------  ------
  Ending Balance                                              $          188            -   $     -   $        -   $   -   $   -

  Interest                                                              ($35)          -9   $     -   $        -   $   -   $   -

Cal First
  Beginning Balance                                           $          707
  Payments                                                              (707)
                                                              ---------------
  Ending Balance                                              $            -

  Interest                                                               (44)

TOTAL
  Beginning Balance                                           $        5,427   $    3,444   $ 3,246   $    3,235   $  12   $   -
  Payments                                                            (1,983)       ($198)      (11)         (12)    (12)      -
                                                              ---------------  -----------  --------  -----------  ------  ------
  Ending Balance                               $ 5,427        $        3,444   $    3,246   $ 3,235   $       12   $   -   $   -

  Interest                                                             ($335)       ($201)    ($108)       ($101)   ($60)   ($13)


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SHATTUCK HAMMOND PARTNERS LLC                                            8 of 26

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
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SAFEGUARD HEALTH ENTERPRISES, INC.
CONSOLIDATED

                                                      Year Ending December, 31
                                          --------------------------------------------------
                                                             Projected
                                          --------------------------------------------------
Cash Flow Statement                         2004      2005      2006      2007       2008
----------------------------------------  --------------------------------------------------
  Net Income                              $ 2,994   $ 4,999   $ 6,520   $  8,265   $ 10,404
  Depreciation and Amortization             2,693     2,693     2,693      2,694      2,479
CHANGE IN CURRENT ASSETS AND LIABILITIES
  Accounts Receivable                        (599)     (756)     (832)      (911)      (996)
  Other Current Assets                       (450)     (117)     (186)      (195)      (205)
  Accounts Payable                            375        98       155        163        171
  Accrued Expenses                          1,334       348       552        579        608
  Claims Payable                            1,096     1,296     1,428      1,565      1,713
  Deferred Premium Revenue                    402       508       559        612        669
                                          --------  --------  --------  ---------  ---------
  Change in Current Assets and Liabilities  2,159     1,377     1,676      1,812      1,960
  Change in Other Assets and Liabilities       60        60        60         60         60
                                          --------  --------  --------  ---------  ---------
    Cash From Operations                    7,906     9,129    10,949     12,831     14,902
FINANCING/ INVESTINGACTIVITIES
  Purchase of Property and Equipment       (1,100)   (1,200)   (1,300)    (1,400)    (1,500)
  Conversion of Convertible Debt                -         -     3,211          -          -
  Short-Term Debt                            (187)        1         -        (12)         -
  Change In LTD                               (11)      (12)   (3,223)         -          -
                                          --------  --------  --------  ---------  ---------
    Cash Provided By Financing/ Investing
      Activities                           (1,298)   (1,211)   (1,312)    (1,412)    (1,500)
                                          --------  --------  --------  ---------  ---------
  Increase (Decrease) in Cash             $ 6,608   $ 7,918   $ 9,637   $ 11,419   $ 13,402
                                          ========  ========  ========  =========  =========
  Beginning Cash                          $ 9,426   $ 9,426   $ 9,426   $  9,426   $  9,426
                                          ========  ========  ========  =========  =========
  Transfers to Marketable Securities      $(6,608)  $(7,918)  $(9,637)  $(11,419)  $(13,402)

  Ending Cash                             $ 9,426   $ 9,426   $ 9,426   $  9,426   $  9,426
                                          --------  --------  --------  ---------  ---------


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SHATTUCK HAMMOND PARTNERS LLC                                            9 of 26

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
---------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
INCLUDES HNT MEMBERSHIP
                                                        9 MON.
                                       YEAR ENDING      ENDING
                                       DECEMBER ,31    SEPTEMBER                              YEAR ENDING DECEMBER, 31
                                    ---------------  --------------  ---------  -------------------------------------------------
                                                ACTUAL                ESTIMATED                     PROJECTED
                                    -------------------------------              ------------------------------------------------
INCOME STATEMENT                    2001     2002         2003          2003       2004      2005      2006      2007      2008
---------------------------------  -------  -------  --------------  ----------  --------  --------  --------  --------  --------
REVENUES
HMO Wholesale                      $     -  $     -  $            -  $        -  $      -  $      -  $      -  $      -  $      -
Dental HMO (1)                      35,626   33,104          25,481      42,155    89,859    96,756   104,098   111,911   120,226
PPO/Indemnity                       19,593   15,011          11,757      18,111    38,115    50,903    65,010    80,551    97,649
Third-Party Administrator
  and Other                          2,818    7,239           3,963       5,341     5,773     6,048     6,336     6,639     6,958
Vision                               1,114    1,031             920       2,713    11,184    12,501    13,974    15,620    17,460
                                   -------  -------  --------------  ----------  --------  --------  --------  --------  --------
Total Revenue                       59,151   56,385          42,121      68,321   144,930   166,209   189,419   214,722   242,293

DIRECT HEALTH CARE EXPENSE
HMO Wholesale                            -        -               -           -         -         -         -         -         -
Dental HMO (1)                      21,713   20,211          15,252      25,965    59,111    63,550    68,273    73,298    78,644
PPO/Indemnity                       15,450   11,822           9,275      14,355    30,527    40,667    51,854    64,178    77,738
Third-Party Administrator            1,787    5,335           2,626       3,541     3,843     4,035     4,237     4,449     4,671
Vision                                 735      641             568       1,591     6,491     7,255     8,110     9,065    10,133
                                   -------  -------  --------------  ----------  --------  --------  --------  --------  --------
Total Direct Health Care Expense    39,685   38,009          27,721      45,451    99,971   115,508   132,474   150,990   171,186
                                   -------  -------  --------------  ----------  --------  --------  --------  --------  --------
Gross Profit                       $19,466  $18,376  $       14,400  $   22,869  $ 44,959  $ 50,701  $ 56,945  $ 63,732  $ 71,107
                                   =======  =======  ==============  ==========  ========  ========  ========  ========  ========


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SHATTUCK HAMMOND PARTNERS LLC                                           10 of 26

---------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
EXISTING MEMBERSHIP ONLY

                                                           9 MON.
                                                           ENDING
                                         YEAR ENDING       SEPT-
                                         DECEMBER ,31      EMBER                   YEAR ENDING DECEMBER , 31
                                        ----------------  -------  --------------------------------------------------------------
                                                 ACTUAL            ESTIMATED                       PROJECTED
                                        -------------------------              --------------------------------------------------
INCOME STATEMENT                         2001     2002     2003       2003       2004      2005       2006       2007      2008
--------------------------------------  -------  -------  -------  ----------  --------  --------  ----------  --------  --------

REVENUES
  HMO Wholesale                         $     -  $     -  $     -  $        -  $      -  $      -  $        -  $      -  $      -
  Dental HMO (1)                        $35,626   33,104   25,481      42,155    89,859    96,756     104,098   111,911   120,226
  PPO/Indemnity                          19,593   15,011   11,757      18,111    38,115    50,903      65,010    80,551    97,649
  Third-Party Administrator and Other     2,818    7,239    3,963       5,341     5,773     6,048       6,336     6,639     6,958
  Vision                                  1,114    1,031      920       2,713    11,184    12,501      13,974    15,620    17,460
                                        -------  -------  -------  ----------  --------  --------  ----------  --------  --------
  Total Revenue                          59,151   56,385   42,121      68,321   144,930   166,209     189,419   214,722   242,293

DIRECT HEALTH CARE EXPENSE
  HMO Wholesale                               -        -        -           -         -         -           -         -         -
  Dental HMO (1)                         21,713   20,211   15,252      25,965    59,111    63,550      68,273    73,298    78,644
  PPO/Indemnity                          15,450   11,822    9,275      14,355    30,527    40,667      51,854    64,178    77,738
  Third-Party Administrator               1,787    5,335    2,626       3,541     3,843     4,035       4,237     4,449     4,671
  Vision                                    735      641      568       1,591     6,491     7,255       8,110     9,065    10,133
                                        -------  -------  -------  ----------  --------  --------  ----------  --------  --------
  Total Direct Health Care               39,685   38,009   27,721      45,451    99,971   115,508     132,474   150,990   171,186
                                        -------  -------  -------  ----------  --------  --------  ----------  --------  --------
  Expense Gross Profit                  $19,466  $18,376  $14,400  $   22,869  $ 44,959  $ 50,701  $   56,945  $ 63,732  $ 71,107
                                        =======  =======  =======  ==========  ========  ========  ==========  ========  ========


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SHATTUCK HAMMOND PARTNERS LLC                                           11 of 26

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
-------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
HNT ONLY

                                                    9 MON.
                                                    ENDING
                                     YEAR ENDING    SEPT-
                                     DECEMBER ,31   EMBER                     YEAR ENDING DECEMBER , 31
                                    --------------  -------  ------------------------------------------------------------
                                           ACTUAL            ESTIMATED                     PROJECTED
                                    -----------------------              ------------------------------------------------
INCOME STATEMENT                    2001    2002     2003       2003      2004     2005       2006       2007      2008
----------------------------------  -----  -------  -------  ----------  -------  -------  ----------  --------  --------



REVENUES
  HMO Wholesale                     $   -  $     -  $     -  $        -  $     -  $     -  $        -  $      -  $      -
  Dental HMO                            -        -        -       7,971   51,124   55,463      60,078    64,984    70,198
  PPO/Indemnity                         -        -        -       2,534   21,587   32,508      44,536    57,763    72,287
  Third-Party Administrator             -        -        -           -        -        -           -         -         -
  Vision                                -        -        -       1,461    9,754   10,903      12,187    13,623    15,227
  Total Revenue                         -        -        -      11,965   82,465   98,873     116,801   136,369   157,712
                                    -----  -------  -------  ----------  -------  -------  ----------  --------  --------

DIRECT HEALTH CARE EXPENSE
  HMO Wholesale                         -        -        -           -        -        -           -         -         -
  Dental HMO                            -        -        -       5,629   36,068   38,985      42,086    45,382    48,883
  PPO/Indemnity                         -        -        -       2,066   17,488   26,155      35,702    46,200    57,730
  Third-Party Administrator             -        -        -           -        -        -           -         -         -
  Vision                                -        -        -         818    5,607    6,268       7,006     7,832     8,754
  Total Direct Health Care              -        -  $     -       8,512   59,164   71,408      84,794    99,414   115,367
                                    -----  -------  -------  ----------  -------  -------  ----------  --------  --------
  Expense Gross Profit              $   -  $     -           $    3,453  $23,301  $27,465  $   32,006  $ 36,955  $ 42,345
                                    -----  -------           ----------  -------  -------  ----------  --------  --------


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SHATTUCK HAMMOND PARTNERS LLC                                           12 of 26

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
----------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
                                                         9 MON.
                                                         ENDING
                              YEAR ENDING DECEMBER 31,  SEPTEMBER                            YEAR ENDING DECEMBER, 31
                              -----------------------  -----------  --------------------------------------------------
                                             ACTUAL                                                  PROJECTED
                              ------------------------------------   ESTIMATED   -------------------------------------
REVENUE AND MEMBERSHIP           2001        2002         2003         2003         2004         2005         2006
                              ----------  -----------  -----------  -----------  -------------------------------------
DENTAL HMO
  Members at Period End          305,297     274,559      287,274      308,274      317,522      327,048      336,859
    % Increase (Decrease)             NA       -10.1%          NA         12.3%         3.0%         3.0%         3.0%
  Average Membership             315,059     283,932      315,736      285,809      312,898      322,285      331,954
    % Increase (Decrease)             NA        -9.9%          NA          0.7%         9.5%         3.0%         3.0%
  Member Months                3,780,712   3,407,181    2,525,891    3,429,713    3,754,777    3,867,421    3,983,443
    % Increase (Decrease)             NA        -9.9%          NA          0.7%         9.5%         3.0%         3.0%
  Average Net Premium PMPM    $     9.42  $     9.72   $    10.09   $     9.97   $    10.32   $    10.68   $    11.05
    % Increase (Decrease)             NA         3.1%         3.8%         2.6%         3.5%         3.5%         3.5%
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total Revenue               $   35,626  $   33,104   $   25,481   $   34,185   $   38,735   $   41,293   $   44,020

PPO/INDEMNITY
  Members at Period End           44,794      39,949       38,538       38,538       40,850       43,301       45,899
    % Increase (Decrease)             NA       -10.8%          NA         -3.5%         6.0%         6.0%         6.0%
  Average Membership              49,106      39,310       44,472       39,283       39,694       42,076       44,600
    % Increase (Decrease)             NA       -19.9%          NA         -0.1%         1.0%         6.0%         6.0%
  Member Months                  589,271     471,724      355,776      471,390      476,330      504,909      535,204
    % Increase (Decrease)             NA       -19.9%          NA         -0.1%         1.0%         6.0%         6.0%
  Average Net Premium PMPM    $    33.25  $    31.82   $    33.05   $    33.05   $    34.70   $    36.43   $    38.25
    % Increase (Decrease)                       -4.3%         3.8%         3.8%         5.0%         5.0%         5.0%
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total Revenue               $   19,593  $   15,011   $   11,757   $   15,578   $   16,528   $   18,396   $   20,474

VISION
  Members at Period End           17,923      19,812       21,491       21,491       23,210       25,067       27,072
    % Increase (Decrease)             NA        10.5%          NA          8.5%         8.0%         8.0%         8.0%
  Average Membership              18,827      19,199       22,320       20,253       22,351       24,139       26,070
    % Increase (Decrease)             NA         2.0%          NA          5.5%        10.4%         8.0%         8.0%
  Member Months                  225,920     230,391      178,558      243,031      268,208      289,664      312,837
    % Increase (Decrease)             NA         2.0%          NA          5.5%        10.4%         8.0%         8.0%
  Average Net Premium PMPM    $     4.93  $     4.48   $     5.15   $     5.15   $     5.33   $     5.52   $     5.71
    % Increase (Decrease)             NA        -9.2%        15.1%        15.1%         3.5%         3.5%         3.5%
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total Revenue               $    1,114  $    1,031   $      920   $    1,252   $    1,430   $    1,599   $    1,787

TPA AND OTHER
  Members at Period End           17,132      35,743       42,544       42,544       42,544       42,544       42,544
    % Increase (Decrease)             NA       108.6%          NA         19.0%         0.0%         0.0%         0.0%
  Average Membership              23,869      46,609       45,785       41,159       42,544       42,544       42,544
    % Increase (Decrease)             NA        95.3%          NA        -11.7%         3.4%         0.0%         0.0%
  Member Months                  286,433     559,306      366,277      493,909      510,528      510,528      510,528
    % Increase (Decrease)             NA        95.3%          NA        -11.7%         3.4%         0.0%         0.0%
  PMPM                        $     9.28  $    12.54   $    10.25   $    10.25   $    10.77   $    11.31   $    11.87
    % Increase (Decrease)             NA        35.1%       -18.2%       -18.2%         5.0%         5.0%         5.0%
  Third-Party Administrator   $    2,658  $    7,011   $    3,756   $    5,065   $    5,497   $    5,772   $    6,060
  ASO and PPO Rental          $      160         228          207          276          276          276          276
                              ----------  -----------  -----------  -----------  -----------  -----------  -----------
  Total Revenue               $    2,818  $    7,239   $    3,963   $    5,341   $    5,773   $    6,048   $    6,336


                              YEAR ENDING DECEMBER, 31
                                      PROJECTED
                              ------------------------
REVENUE AND MEMBERSHIP           2007         2008
----------------------------  ------------------------
DENTAL HMO
  Members at Period End          346,965      357,374
    % Increase (Decrease)            3.0%         3.0%
  Average Membership             341,912      352,170
    % Increase (Decrease)            3.0%         3.0%
  Member Months                4,102,947    4,226,035
    % Increase (Decrease)            3.0%         3.0%
  Average Net Premium PMPM    $    11.44   $    11.84
    % Increase (Decrease)            3.5%         3.5%
                              -----------  -----------
  Total Revenue               $   46,928   $   50,027

PPO/INDEMNITY
  Members at Period End           48,653       51,573
    % Increase (Decrease)            6.0%         6.0%
  Average Membership              47,276       50,113
    % Increase (Decrease)            6.0%         6.0%
  Member Months                  567,316      601,355
    % Increase (Decrease)            6.0%         6.0%
  Average Net Premium PMPM    $    40.17   $    42.18
    % Increase (Decrease)            5.0%         5.0%
                              -----------  -----------
  Total Revenue               $   22,788   $   25,363

VISION
  Members at Period End           29,238       31,577
    % Increase (Decrease)            8.0%         8.0%
  Average Membership              28,155       30,408
    % Increase (Decrease)            8.0%         8.0%
  Member Months                  337,864      364,894
    % Increase (Decrease)            8.0%         8.0%
  Average Net Premium PMPM    $     5.91   $     6.12
    % Increase (Decrease)            3.5%         3.5%
                              -----------  -----------
  Total Revenue               $    1,998   $    2,233

TPA AND OTHER
  Members at Period End           42,544       42,544
    % Increase (Decrease)            0.0%         0.0%
  Average Membership              42,544       42,544
    % Increase (Decrease)            0.0%         0.0%
  Member Months                  510,528      510,528
    % Increase (Decrease)            0.0%         0.0%
  PMPM                        $    12.46   $    13.09
    % Increase (Decrease)            5.0%         5.0%
  Third-Party Administrator   $    6,363   $    6,682
  ASO and PPO Rental                 276          276
                              -----------  -----------
  Total Revenue               $    6,639   $    6,958


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SHATTUCK HAMMOND PARTNERS LLC                                           13 of 26

-------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
                                                             9 MON.
                                                             ENDING
                                  YEAR ENDING DECEMBER 31,  SEPTEMBER                          YEAR ENDING DECEMBER, 31
                                  ------------------------  ----------  -------------------------------------------------
                                                  ACTUAL                                                      PROJECTED
                                   -----------------------------------   ESTIMATED  -------------------------------------
REVENUE AND MEMBERSHIP                 2001        2002        2003        2003        2004         2005         2006
                                  -------------  ---------  ----------  ----------  -------------------------------------
HNT DENTAL - COMMERCIAL
  Members at Period End                       -          -           -     221,432     228,075      234,917      241,965
    % Increase (Decrease)                    NA         NA          NA          NA         3.0%         3.0%         3.0%
  Average Membership                          -          -           -     224,251     224,753      231,496      238,441
    % Increase (Decrease)                    NA         NA          NA          NA         0.2%         3.0%         3.0%
  Member Months                               -          -           -     448,502   2,697,042    2,777,953    2,861,292
    % Increase (Decrease)                    NA         NA          NA          NA          NA          3.0%         3.0%
  Average Net Premium PMPM                   NA         NA          NA  $     8.62  $     8.92   $     9.24   $     9.56
    % Increase (Decrease)                    NA         NA          NA          NA         3.5%         3.5%         3.5%
                                  -------------  ---------  ----------  ----------  -----------  -----------  -----------
  Total Revenue                   $           -  $       -  $        -  $    3,867  $   24,066   $   25,656   $   27,351

HNT DENTAL - FEDERAL HEALTH PLAN
  Members at Period End                       -          -           -      15,452      15,452       15,452       15,452
    % Increase (Decrease)                    NA         NA          NA          NA         0.0%         0.0%         0.0%
  Average Membership                          -          -           -      15,610      15,452       15,452       15,452
    % Increase (Decrease)                    NA         NA          NA          NA        -1.0%         0.0%         0.0%
  Member Months                               -          -           -      31,220     185,424      185,424      185,424
    % Increase (Decrease)                    NA         NA          NA          NA          NA          0.0%         0.0%
  Average Net Premium PMPM                   NA         NA          NA  $     3.88  $     3.95   $     4.03   $     4.11
    % Increase (Decrease)                    NA         NA          NA          NA         2.0%         2.0%         2.0%
                                  -------------  ---------  ----------  ----------  -----------  -----------  -----------
  Total Revenue                   $           -  $       -  $        -  $      121  $      733   $      748   $      763

HNT DENTAL - STATE HEALTH PLAN
  Members at Period End                       -          -           -     182,672     189,066      195,683      202,532
    % Increase (Decrease)                    NA         NA          NA          NA         3.5%         3.5%         3.5%
  Average Membership                          -          -           -     176,242     185,869      192,374      199,107
    % Increase (Decrease)                    NA         NA          NA          NA         5.5%         3.5%         3.5%
  Member Months                               -          -           -     352,484   2,230,425    2,308,490    2,389,287
    % Increase (Decrease)                    NA         NA          NA          NA          NA          3.5%         3.5%
  Average Net Premium PMPM                   NA         NA          NA  $    11.30  $    11.53   $    11.76   $    11.99
    % Increase (Decrease)                    NA         NA          NA          NA         2.0%         2.0%         2.0%
                                  -------------  ---------  ----------  ----------  -----------  -----------  -----------
  Total Revenue                   $           -  $       -  $        -  $    3,983  $   25,706   $   27,138   $   28,649


                                   YEAR ENDING DECEMBER, 31
                                          PROJECTED
                                   ------------------------
REVENUE AND MEMBERSHIP                2007         2008
---------------------------------  ------------------------
HNT DENTAL - COMMERCIAL
  Members at Period End               249,224      256,700
    % Increase (Decrease)                 3.0%         3.0%
  Average Membership                  245,594      252,962
    % Increase (Decrease)                 3.0%         3.0%
  Member Months                     2,947,130    3,035,544
    % Increase (Decrease)                 3.0%         3.0%
  Average Net Premium PMPM         $     9.89   $    10.24
    % Increase (Decrease)                 3.5%         3.5%
                                   -----------  -----------
  Total Revenue                    $   29,157   $   31,083

HNT DENTAL - FEDERAL HEALTH PLAN
  Members at Period End                15,452       15,452
    % Increase (Decrease)                 0.0%         0.0%
  Average Membership                   15,452       15,452
    % Increase (Decrease)                 0.0%         0.0%
  Member Months                       185,424      185,424
    % Increase (Decrease)                 0.0%         0.0%
  Average Net Premium PMPM         $     4.20   $     4.28
    % Increase (Decrease)                 2.0%         2.0%
                                   -----------  -----------
  Total Revenue                    $      778   $      793

HNT DENTAL - STATE HEALTH PLAN
  Members at Period End               209,620      216,957
    % Increase (Decrease)                 3.5%         3.5%
  Average Membership                  206,076      213,289
    % Increase (Decrease)                 3.5%         3.5%
  Member Months                     2,472,912    2,559,464
    % Increase (Decrease)                 3.5%         3.5%
  Average Net Premium PMPM         $    12.23   $    12.48
    % Increase (Decrease)                 2.0%         2.0%
                                   -----------  -----------
  Total Revenue                    $   30,245   $   31,930

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SHATTUCK HAMMOND PARTNERS LLC                                           14 of 26

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
-------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
                                                                     9 MON.
                                                                     ENDING
                                       YEAR ENDING DECEMBER 31,    SEPTEMBER                     YEAR ENDING DECEMBER, 31
                                      ---------------------------  ----------  ------------------------------------------
                                                       ACTUAL                                          PROJECTED
                                      ---------------------------------------   ESTIMATED  ------------------------------
REVENUE AND MEMBERSHIP                    2001          2002          2003        2003        2004            2005
                                      ------------  -------------  ----------  ----------  ------------------------------
HNT VISION - COMMERCIAL
  Members at Period End                          -              -           -      98,249     106,109            114,598
    % Increase (Decrease)                       NA             NA          NA          NA         8.0%               8.0%
  Average Membership                             -              -           -     100,574     102,179            110,353
    % Increase (Decrease)                       NA             NA          NA          NA         1.6%               8.0%
  Member Months                                  -              -           -     201,147   1,226,148          1,324,239
    % Increase (Decrease)                       NA             NA          NA          NA          NA                8.0%
  Average Net Premium PMPM                      NA             NA          NA  $     4.99  $     5.16   $           5.35
    % Increase (Decrease)                       NA             NA          NA          NA         3.5%               3.5%
                                      ------------  -------------  ----------  ----------  -----------  -----------------
  Total Revenue                       $          -  $           -  $        -  $    1,004  $    6,333   $          7,079

HNT LIFE (DENTAL ONLY) - COMMERCIAL
  Members at Period End                          -              -           -      48,141      51,029             54,091
    % Increase (Decrease)                       NA             NA          NA          NA         6.0%               6.0%
  Average Membership                             -              -           -      45,429      49,585             52,560
    % Increase (Decrease)                       NA             NA          NA          NA         9.1%               6.0%
  Member Months                                  -              -           -      90,858     595,023            630,724
    % Increase (Decrease)                       NA             NA          NA          NA          NA                6.0%
  Average Net Premium PMPM                      NA             NA          NA  $    27.89  $    29.28   $          30.75
    % Increase (Decrease)                       NA             NA          NA          NA         5.0%               5.0%
                                      ------------  -------------  ----------  ----------  -----------  -----------------
  Total Revenue                       $          -  $           -  $        -  $    2,534  $   17,423   $         19,392

HNT LIFE (VISION) -COMMERCIAL
  Members at Period End                          -              -           -      51,725      55,863             60,332
    % Increase (Decrease)                       NA             NA          NA          NA         8.0%               8.0%
  Average Membership                             -              -           -      44,652      53,794             58,098
    % Increase (Decrease)                       NA             NA          NA          NA        20.5%               8.0%
  Member Months                                  -              -           -      89,305     645,528            697,170
    % Increase (Decrease)                       NA             NA          NA          NA          NA                8.0%
  Average Net Premium PMPM                      NA             NA          NA  $     5.12  $     5.30   $           5.48
    % Increase (Decrease)                       NA             NA          NA          NA         3.5%               3.5%
                                      ------------  -------------  ----------  ----------  -----------  -----------------
  Total Revenue                       $          -  $           -  $        -  $      457  $    3,421   $          3,824


                                            YEAR ENDING DECEMBER, 31
                                      -------------------------------------
                                       PROJECTED
                                      -------------------------------------
REVENUE AND MEMBERSHIP                   2006         2007         2008
                                      -------------------------------------
HNT VISION - COMMERCIAL
  Members at Period End                  123,765      133,667      144,360
    % Increase (Decrease)                    8.0%         8.0%         8.0%
  Average Membership                     119,182      128,716      139,013
    % Increase (Decrease)                    8.0%         8.0%         8.0%
  Member Months                        1,430,178    1,544,593    1,668,160
    % Increase (Decrease)                    8.0%         8.0%         8.0%
  Average Net Premium PMPM            $     5.53   $     5.73   $     5.93
    % Increase (Decrease)                    3.5%         3.5%         3.5%
                                      -----------  -----------  -----------
  Total Revenue                       $    7,913   $    8,845   $    9,887

HNT LIFE (DENTAL ONLY) - COMMERCIAL
  Members at Period End                   57,337       60,777       64,424
    % Increase (Decrease)                    6.0%         6.0%         6.0%
  Average Membership                      55,714       59,057       62,600
    % Increase (Decrease)                    6.0%         6.0%         6.0%
  Member Months                          668,568      708,682      751,203
    % Increase (Decrease)                    6.0%         6.0%         6.0%
  Average Net Premium PMPM            $    32.28   $    33.90   $    35.59
    % Increase (Decrease)                    5.0%         5.0%         5.0%
                                      -----------  -----------  -----------
  Total Revenue                       $   21,583   $   24,022   $   26,736

HNT LIFE (VISION) -COMMERCIAL
  Members at Period End                   65,159       70,371       76,001
    % Increase (Decrease)                    8.0%         8.0%         8.0%
  Average Membership                      62,745       67,765       73,186
    % Increase (Decrease)                    8.0%         8.0%         8.0%
  Member Months                          752,944      813,179      878,234
    % Increase (Decrease)                    8.0%         8.0%         8.0%
  Average Net Premium PMPM            $     5.68   $     5.88   $     6.08
    % Increase (Decrease)                    3.5%         3.5%         3.5%
                                      -----------  -----------  -----------
  Total Revenue                       $    4,274   $    4,778   $    5,341


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SHATTUCK HAMMOND PARTNERS LLC                                           15 of 26

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
------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
                                                              9 MON.
                                       YEAR ENDING            ENDING
                                       DECEMBER ,31          SEPTEMBER                 YEAR ENDING DECEMBER, 31
                                  -----------------------  ---------------  --------------------------------------------------
                                          ACTUAL                             ESTIMATED                PROJECTED
                                  -----------------------                   ----------  --------------------------------------
INCOME STATEMENT                   2001    2002    2003         2003           2004        2005      2006     2007     2008
--------------------------------  ------  ------  -------  ---------------  ----------  ---------  --------  --------  --------
Increase in Total Strategic
  Membership Per Q                7,500
% of Strategic Membership HMO      33.3%
% of Strategic Membership PPO      66.7%

HMO

Members at Period End                                                           10,000    20,000     30,000     40,000      50,000
    % Increase (Decrease)                                                           NA     100.0%      50.0%      33.3%       25.0%
Average Membership                                                               5,000    15,000     25,000     35,000      45,000
    % Increase (Decrease)                                                           NA     200.0%      66.7%      40.0%       28.6%
Member Months                                                                   60,000   180,000    300,000    420,000     540,000
    % Increase (Decrease)                                                           NA     200.0%      66.7%      40.0%       28.6%
Average Net Premium PMPM                                                    $    10.32  $  10.68   $  11.05   $  11.44   $   11.84
    % Increase (Decrease)                                                           NA       3.5%       3.5%       3.5%        3.5%
Total Revenue                                                               $      619  $  1,922   $  3,315   $  4,804   $   6,392
PMPM Direct Medical Expense                                                 $     6.14  $   6.35   $   6.57   $   6.80   $    7.04
    % Increase (Decrease)                                                           NA      3.5%        3.5%       3.5%        3.5%
Total Direct Medical Expense                                                $      368  $  1,143   $  1,972   $  2,858   $   3,803
HNT Administrative Costs                                                    $       62  $    192   $    332   $    480   $     639
    % of Revenue                                                                  10.0%     10.0%      10.0%      10.0%       10.0%

PPO

Members at Period End                                                           20,000    40,000     60,000     80,000     100,000
    % Increase (Decrease)                                                           NA     100.0%      50.0%      33.3%       25.0%
Average Membership                                                              10,000    30,000     50,000     70,000      90,000
    % Increase (Decrease)                                                           NA     200.0%      66.7%      40.0%       28.6%
Member Months                                                                  120,000   360,000    600,000    840,000   1,080,000
    % Increase (Decrease)                                                           NA     200.0%      66.7%      40.0%       28.6%
Average Net Premium PMPM                                                    $    34.70  $  36.43   $  38.25   $  40.17   $   42.18
    % Increase (Decrease)                                                           NA       5.0%       5.0%       5.0%        5.0%
Total Revenue                                                               $    4,164  $ 13,116   $ 22,953   $ 33,741   $  45,550
PMPM Direct Medical Expense                                                 $    27.37  $  28.74   $  30.18   $  31.69   $   33.27
    % Increase (Decrease)                                                           NA       5.0%       5.0%       5.0%        5.0%
Total Direct Medical Expense                                                $    3,285  $ 10,347   $ 18,107   $ 26,618   $  35,934
HNT Administrative Costs                                                    $      208  $    656   $  1,148   $  1,687   $   2,278
    % of Revenue                                                                   5.0%      5.0%       5.0%       5.0%        5.0%





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SHATTUCK HAMMOND PARTNERS LLC                                           16 of 26

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
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SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
                                                            9 MON.
                                                            ENDING
                               YEAR ENDING DECEMBER,31     SEPTEMBER                     YEAR ENDING DECEMBER , 31
                               -----------------------  ----------------  --------------------------------------------------
                                       ACTUAL                              ESTIMATED                PROJECTED
                               -----------------------                    -----------  -------------------------------------
DIRECT MEDICAL EXPENSES           2001        2002            2003            2003        2004         2005         2006
-----------------------------  ----------  -----------  ----------------  -----------  -----------  -----------  -----------

DENTAL HMO
-----------------------------
Member Months                   3,780,712   3,407,181         2,525,891    3,429,713    3,754,777    3,867,421    3,983,443
PMPM Direct Medical Expense    $     5.74  $     5.93   $          6.04   $     5.93   $     6.14   $     6.35   $     6.57
    % Increase (Decrease)                         3.3%              1.8%         0.0%         3.5%         3.5%         3.5%
  Dental Capitation                12,876      11,537             8,828       11,771
  Supplementals                     2,319       2,412             1,828        2,437
  UCR Based Claims                  1,223         909               351          468
  Other Direct Healthcare               -          81               131          175
  Specialty Referrals               5,166       5,213             4,114        5,485
  Member Reimbursement                129          59                 -            -
Total Direct Medical Expense   $   21,713  $   20,211   $        15,252   $   20,336   $   23,043   $   24,565   $   26,187
                               ----------  -----------  ----------------  -----------  -----------  -----------  -----------
PPO/INDEMNITY CLAIMS
Member Months                     589,271     471,724           355,776      471,390      476,330      504,909      535,204
PMPM Direct Medical Expense    $    26.22  $    25.06   $         26.07   $    26.07   $    27.37   $    28.74   $    30.18
    % Increase (Decrease)      NA                -4.4%              4.0%         4.0%         5.0%         5.0%         5.0%
Total Direct Medical Expense   $   15,450  $   11,822   $         9,275   $   12,289   $   13,039   $   14,512   $   16,152
                               ----------  -----------  ----------------  -----------  -----------  -----------  -----------
THIRD-PARTY ADMINISTRATOR
  EXPENSE
Member Months                     286,433     559,306           366,277      493,909      510,528      510,528      510,528
PMPM Direct Medical Expense    $     6.24  $     9.54   $          7.17   $     7.17   $     7.53   $     7.90   $     8.30
    % Increase (Decrease)      NA                52.9%            -24.8%       -24.8%         5.0%         5.0%         5.0%
Total Direct Medical Expense   $    1,787  $    5,335   $         2,626   $    3,541   $    3,843   $    4,035   $    4,237
                               ----------  -----------  ----------------  -----------  -----------  -----------  -----------
VISION CLAIMS
Member Months                     225,920     230,391           178,558      243,031      268,208      289,664      312,837
PMPM Direct Medical Expense    $     3.25  $     2.78   $          3.18   $     3.18   $     3.29   $     3.41   $     3.53
  % Increase (Decrease)        NA               -14.5%             14.3%        14.3%         3.5%         3.5%         3.5%
Total Direct Medical Expense   $      735  $      641   $           568   $      773   $      883   $      987   $    1,103
                               ----------  -----------  ----------------  -----------  -----------  -----------  -----------


                               YEAR ENDING DECEMBER, 31
                               ------------------------
                                       PROJECTED
                               ------------------------
DIRECT MEDICAL EXPENSES           2007         2008
-----------------------------  -----------  -----------

DENTAL HMO
-----------------------------
Member Months                   4,102,947    4,226,035
PMPM Direct Medical Expense    $     6.80   $     7.04
    % Increase (Decrease)             3.5%         3.5%
  Dental Capitation
  Supplementals
  UCR Based Claims
  Other Direct Healthcare
  Specialty Referrals
  Member Reimbursement
Total Direct Medical Expense   $   27,917   $   29,761
                               -----------  -----------
PPO/INDEMNITY CLAIMS
Member Months                     567,316      601,355
PMPM Direct Medical Expense    $    31.69   $    33.27
    % Increase (Decrease)             5.0%         5.0%
Total Direct Medical Expense   $   17,977   $   20,009
                               -----------  -----------
THIRD-PARTY ADMINISTRATOR
  EXPENSE
Member Months                     510,528      510,528
PMPM Direct Medical Expense    $     8.71   $     9.15
    % Increase (Decrease)             5.0%         5.0%
Total Direct Medical Expense   $    4,449   $    4,671
                               -----------  -----------
VISION CLAIMS
Member Months                     337,864      364,894
PMPM Direct Medical Expense    $     3.65   $     3.78
  % Increase (Decrease)               3.5%         3.5%
Total Direct Medical Expense   $    1,233   $    1,379
                               -----------  -----------


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SHATTUCK HAMMOND PARTNERS LLC                                           17 of 26

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
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SAFEGUARD HEALTH ENTERPRISES, INC.
CALIFORNIA MARKET
                                                            9 MON.
                                     YEAR ENDING            ENDING
                                       DECEMBER, 31        SEPTEMBER                     YEAR ENDING DECEMBER , 31
                                   -------------------  --------------  --------------------------------------------------
                                         ACTUAL                          ESTIMATED              PROJECTED
                                   -------------------                  -----------  -------------------------------------

DIRECT MEDICAL EXPENSES            2001   2002   2003         2003         2004         2005         2006         2007
---------------------------------  -----  -----  -----  --------------  -----------  -----------  -----------  -----------
HNT DENTAL - COMMERCIAL
---------------------------------
Member Months                          -      -      -         448,502   2,697,042    2,777,953    2,861,292    2,947,130
PMPM Direct Medical Expense           NA     NA     NA            5.82        6.02   $     6.23   $     6.45   $     6.67
% Increase (Decrease)                 NA     NA     NA              NA         3.5%         3.5%         3.5%         3.5%
Total Direct Medical Expense       $   -  $   -  $   -  $        2,608  $   16,234   $   17,306   $   18,449   $   19,667
                                   -----  -----  -----  --------------  -----------  -----------  -----------  -----------
HNT DENTAL - FEDERAL HEALTH PLAN
Member Months                          -      -      -          31,220     185,424      185,424      185,424      185,424
PMPM Direct Medical Expense           NA     NA     NA            2.18        2.22   $     2.27   $     2.31   $     2.36
    % Increase (Decrease)             NA     NA     NA              NA         2.0%         2.0%         2.0%         2.0%
Total Direct Medical Expense       $   -  $   -  $   -  $           68  $      412   $      420   $      429   $      437
                                   -----  -----  -----  --------------  -----------  -----------  -----------  -----------
HNT DENTAL - STATE HEALTH PLAN
Member Months                          -      -      -         352,484   2,230,425    2,308,490    2,389,287    2,472,912
PMPM Direct Medical Expense           NA     NA     NA            8.38        8.54   $     8.71   $     8.89   $     9.07
    % Increase (Decrease)             NA     NA     NA              NA         2.0%         2.0%         2.0%         2.0%
Total Direct Medical Expense       $   -  $   -  $   -  $        2,952  $   19,055   $   20,116   $   21,236   $   22,419
                                   -----  -----  -----  --------------  -----------  -----------  -----------  -----------
HNT VISION - COMMERCIAL
Member Months                          -      -      -         201,147   1,226,148    1,324,239    1,430,178    1,544,593
PMPM Direct Medical Expense           NA     NA     NA  $         2.17  $     2.25   $     2.33   $     2.41   $     2.49
    % Increase (Decrease)             NA     NA     NA              NA         3.5%         3.5%         3.5%         3.5%
Total Direct Medical Expense       $   -  $   -  $   -  $          437  $    2,757   $    3,082   $    3,445   $    3,851
                                   -----  -----  -----  --------------  -----------  -----------  -----------  -----------
HNT LIFE (DENTAL ONLY) -
  COMMERCIAL
Member Months                          -      -      -          90,858     595,023      630,724      668,568      708,682
PMPM Direct Medical Expense           NA     NA     NA  $        22.73  $    23.87   $    25.06   $    26.32   $    27.63
    % Increase (Decrease)             NA     NA     NA              NA         5.0%         5.0%         5.0%         5.0%
Total Direct Medical Expense       $   -  $   -  $   -  $        2,066  $   14,203   $   15,808   $   17,594   $   19,583
                                   -----  -----  -----  --------------  -----------  -----------  -----------  -----------
HNT LIFE (VISION) -COMMERCIAL
Member Months                          -      -      -          89,305     645,528      697,170      752,944      813,179
PMPM Direct Medical Expense           NA     NA     NA            4.27  $     4.42   $     4.57   $     4.73   $     4.90
    % Increase (Decrease)             NA     NA     NA              NA         3.5%         3.5%         3.5%         3.5%
Total Direct Medical Expense       $   -  $   -  $   -  $          381  $    2,850   $    3,186   $    3,562   $    3,981
                                   -----  -----  -----  --------------  -----------  -----------  -----------  -----------

                                   YEAR ENDING
                                   DECEMBER, 31
                                   ------------
                                    PROJECTED
                                   ------------
DIRECT MEDICAL EXPENSES               2008
---------------------------------  -----------

HNT DENTAL - COMMERCIAL
---------------------------------
Member Months                       3,035,544
PMPM Direct Medical Expense        $     6.91
% Increase (Decrease)                     3.5%
Total Direct Medical Expense       $   20,966
                                   -----------
HNT DENTAL - FEDERAL HEALTH PLAN
Member Months                         185,424
PMPM Direct Medical Expense        $     2.40
    % Increase (Decrease)                 2.0%
Total Direct Medical Expense       $      446
                                   -----------
HNT DENTAL - STATE HEALTH PLAN
Member Months                       2,559,464
PMPM Direct Medical Expense        $     9.25
    % Increase (Decrease)                 2.0%
Total Direct Medical Expense       $   23,668
                                   -----------
HNT VISION - COMMERCIAL
Member Months                       1,668,160
PMPM Direct Medical Expense        $     2.58
    % Increase (Decrease)                 3.5%
Total Direct Medical Expense       $    4,304
                                   -----------
HNT LIFE (DENTAL ONLY) -
  COMMERCIAL
Member Months                         751,203
PMPM Direct Medical Expense        $    29.01
    % Increase (Decrease)                 5.0%
Total Direct Medical Expense       $   21,795
                                   -----------
HNT LIFE (VISION) -COMMERCIAL
Member Months                         878,234
PMPM Direct Medical Expense        $     5.07
    % Increase (Decrease)                 3.5%
Total Direct Medical Expense       $    4,450
                                   -----------

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SHATTUCK HAMMOND PARTNERS LLC                                           18 of 26

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
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SAFEGUARD HEALTH ENTERPRISES, INC.
FLORIDA MARKET
                                                              9 MON.
                                       YEAR ENDING            ENDING
                                       DECEMBER ,31          SEPTEMBER               YEAR ENDING DECEMBER, 31
                                  -----------------------  ---------------  ----------------------------------------------
                                          ACTUAL                             ESTIMATED              PROJECTED
                                  -----------------------                   ----------  ----------------------------------
INCOME STATEMENT                   2001    2002    2003         2003           2004       2005     2006     2007     2008
--------------------------------  ------  ------  -------  ---------------  ----------  -------  -------  -------  -------
REVENUES
--------------------------------
HMO Wholesale                     $    -  $1,829  $ 3,525  $         4,651  $    4,505  $ 4,505  $ 4,505  $ 4,505  $ 4,505
Dental HMO                         3,782   5,387    5,487            7,356       7,933    8,621    9,369   10,182   11,065
PPO/Indemnity                      2,250   2,149    1,545            2,271       3,164    3,572    4,032    4,551    5,137
ASO and PPO Rental                     -     163      324              429         418      418      418      418      418
Vision                                19      34       23               33          52      202      523      902    1,308
Total Revenue                      6,051   9,562   10,904           14,740      16,072   17,318   18,847   20,558   22,432
                                  ------  ------  -------  ---------------  ----------  -------  -------  -------  -------
DIRECT HEALTH CARE EXPENSE
HMO Wholesale                          -     747    1,858            2,452       2,374    2,374    2,374    2,374    2,374
Dental HMO                         1,754   2,391    2,567            3,442       3,711    4,033    4,383    4,763    5,176
PPO/Indemnity                      1,608   1,609    1,197            1,760       2,452    2,767    3,123    3,526    3,980
Third-Party Administrator              -       -        -                -           -        -        -        -        -
Vision                                12      21       15               21          34      132      341      589      853
Total Direct Health Care Expense   3,374   4,768    5,637            7,674       8,571    9,307   10,222   11,252   12,383
                                  ------  ------  -------  ---------------  ----------  -------  -------  -------  -------
Gross Profit                      $2,677  $4,794  $ 5,267  $         7,066  $    7,501  $ 8,011  $ 8,625  $ 9,306  $10,049
                                  ------  ------  -------  ---------------  ----------  -------  -------  -------  -------

--------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS LLC                                           19 of 26

-------------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
FLORIDA MARKET
                                                    9 MON.
                                YEAR ENDING         ENDING
                                DECEMBER 31,       SEPTEMBER                           YEAR ENDING DECEMBER, 31
                           ---------------------  -----------  ---------------------------------------------------------------
                                       ACTUAL                                                   PROJECTED
                           ----------------------------------   ESTIMATED   --------------------------------------------------
REVENUE AND MEMBERSHIP       2001       2002         2003         2003         2004         2005         2006         2007
-------------------------  --------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

DENTAL HMO
Members at Period End        41,311      83,393       83,925       83,925       88,121       92,527       97,154      102,011
  % Increase (Decrease)          NA       101.9%          NA          0.6%         5.0%         5.0%         5.0%         5.0%
Average Membership           40,489      55,505       92,375       82,565       86,023       90,324       94,840       99,583
  % Increase (Decrease)          NA        37.1%          NA         48.8%         4.2%         5.0%         5.0%         5.0%
Member Months               485,864     666,055      739,003      990,778    1,032,278    1,083,891    1,138,086    1,194,990
  % Increase (Decrease)          NA        37.1%          NA         48.8%         4.2%         5.0%         5.0%         5.0%
Average Net Premium PMPM   $   7.78  $     8.09   $     7.42   $     7.42   $     7.68   $     7.95   $     8.23   $     8.52
  % Increase (Decrease)          NA         3.9%        -8.2%        -8.2%         3.5%         3.5%         3.5%         3.5%
                           --------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Revenue              $  3,782  $    5,387   $    5,487   $    7,356   $    7,933   $    8,621   $    9,369   $   10,182

PPO/INDEMNITY
Members at Period End        11,740       6,190        9,551        9,551       10,267       11,037       11,865       12,755
  % Increase (Decrease)          NA       -47.3%          NA         54.3%         7.5%         7.5%         7.5%         7.5%
Average Membership           11,732       8,104        7,620        7,468        9,909       10,652       11,451       12,310
  % Increase (Decrease)          NA       -30.9%          NA         -7.8%        32.7%         7.5%         7.5%         7.5%
Member Months               140,784      97,243       60,962       89,615      118,910      127,828      137,415      147,721
  % Increase (Decrease)          NA       -30.9%          NA         -7.8%        32.7%         7.5%         7.5%         7.5%
Average Net Premium PMPM   $  15.98  $    22.10   $    25.34   $    25.34   $    26.61   $    27.94   $    29.34   $    30.81
  % Increase (Decrease)          NA        38.3%        14.7%        14.7%         5.0%         5.0%         5.0%         5.0%
                           --------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Revenue              $  2,250  $    2,149   $    1,545   $    2,271   $    3,164   $    3,572   $    4,032   $    4,551

VISION
Members at Period End           720         299          606          606        1,000        5,000       10,000       15,000
  % Increase (Decrease)          NA       -58.5%          NA        102.7%        65.0%       400.0%       100.0%        50.0%
Average Membership              413         766          548          517          803        3,000        7,500       12,500
  % Increase (Decrease)          NA        85.3%          NA        -32.5%        55.3%       273.6%       150.0%        66.7%
Member Months                 4,960       9,193        4,387        6,205        9,636       36,000       90,000      150,000
  % Increase (Decrease)          NA        85.3%          NA        -32.5%        55.3%       273.6%       150.0%        66.7%
Average Net Premium PMPM   $   3.83  $     3.70   $     5.24   $     5.24   $     5.43   $     5.62   $     5.81   $     6.02
  % Increase (Decrease)          NA        -3.5%        41.8%        41.8%         3.5%         3.5%         3.5%         3.5%
                           --------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Revenue              $     19  $       34   $       23   $       33   $       52   $      202   $      523   $      902

HMO WHOLESALE
Members at Period End             -     198,144      169,340      169,340      169,340      169,340      169,340      169,340
  % Increase (Decrease)          NA          NA           NA        -14.5%         0.0%         0.0%         0.0%         0.0%
Average Membership                -      65,663      198,767      174,846      169,340      169,340      169,340      169,340
  % Increase (Decrease)          NA          NA           NA        166.3%        -3.1%         0.0%         0.0%         0.0%
Member Months                     -     787,951    1,590,137    2,098,157    2,032,080    2,032,080    2,032,080    2,032,080
  % Increase (Decrease)          NA          NA           NA        166.3%        -3.1%         0.0%         0.0%         0.0%
Average Net Premium PMPM         NA  $     2.32   $     2.22   $     2.22   $     2.22   $     2.22   $     2.22   $     2.22
  % Increase (Decrease)          NA          NA         -4.5%        -4.5%         0.0%         0.0%         0.0%         0.0%
HMO Wholesale              $      -  $    1,829   $    3,525   $    4,651
                           --------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Revenue              $      -  $    1,829   $    3,525   $    4,651   $    4,505   $    4,505   $    4,505   $    4,505

                           YEAR ENDING
                           DECEMBER, 31
                           ------------
                            PROJECTED
                           ------------
REVENUE AND MEMBERSHIP        2008
                           -----------
DENTAL HMO
Members at Period End         107,112
  % Increase (Decrease)           5.0%
Average Membership            104,562
  % Increase (Decrease)           5.0%
Member Months               1,254,740
  % Increase (Decrease)           5.0%
Average Net Premium PMPM   $     8.82
  % Increase (Decrease)           3.5%
                           -----------
Total Revenue              $   11,065

PPO/INDEMNITY
Members at Period End          13,712
  % Increase (Decrease)           7.5%
Average Membership             13,233
  % Increase (Decrease)           7.5%
Member Months                 158,801
  % Increase (Decrease)           7.5%
Average Net Premium PMPM   $    32.35
  % Increase (Decrease)           5.0%
                           -----------
Total Revenue              $    5,137

VISION
Members at Period End          20,000
  % Increase (Decrease)          33.3%
Average Membership             17,500
  % Increase (Decrease)          40.0%
Member Months                 210,000
  % Increase (Decrease)          40.0%
Average Net Premium PMPM   $     6.23
  % Increase (Decrease)           3.5%
                           -----------
Total Revenue              $    1,308

HMO WHOLESALE
Members at Period End         169,340
  % Increase (Decrease)           0.0%
Average Membership            169,340
  % Increase (Decrease)           0.0%
Member Months               2,032,080
  % Increase (Decrease)           0.0%
Average Net Premium PMPM   $     2.22
  % Increase (Decrease)           0.0%
HMO Wholesale
                           -----------
Total Revenue              $    4,505

----------------------------------------------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS                                                                                     20 of 26

----------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
FLORIDA MARKET

                                                         9 MON.
                                     YEAR ENDING         ENDING
                                     DECEMBER 31,       SEPTEMBER                      YEAR ENDING DECEMBER, 31
                                 --------------------  -----------               -------------------------------------
                                             ACTUAL                                            PROJECTED
                                 ---------------------------------   ESTIMATED   -------------------------------------
-------------------------------  ---------  ---------  -----------  -----------  -----------  -----------  -----------
REVENUE AND MEMBERSHIP (CONT'D)    2001       2002        2003         2003         2004         2005         2006
ASO AND PPO RENTAL
Members at Period End                    -    10,432        9,813        9,813        9,813        9,813        9,813
  %Increase (Decrease)                  NA        NA           NA         -5.9%         0.0%         0.0%         0.0%
Average Membership                       -     3,451       11,399       10,052        9,813        9,813        9,813
  %Increase (Decrease)                  NA        NA           NA        191.3%        -2.4%         0.0%         0.0%
Member Months                            -    41,413       91,188      120,627      117,756      117,756      117,756
  %Increase (Decrease)                  NA        NA           NA        191.3%        -2.4%         0.0%         0.0%
Average Net Premium PMPM         $       -  $   3.94   $     3.55   $     3.55   $     3.55   $     3.55   $     3.55
  %Increase (Decrease)                  NA        NA         -9.7%        -9.7%         0.0%         0.0%         0.0%
ASO and PPO Rental                       -       163          324   $      429
                                 ---------  ---------  -----------  -----------  -----------  -----------  -----------
Total Revenue                    $       -  $    163   $      324   $      429   $      418   $      418   $      418

DIRECT MEDICAL EXPENSES
DENTAL HMO EXPENSE
-------------------------------
Member Months                      485,864   666,055      739,003      990,778    1,032,278    1,083,891    1,138,086
PMPM Direct Medical Expense      $    3.61  $   3.59   $     3.47   $     3.47   $     3.60   $     3.72   $     3.85
  %Increase (Decrease)                  NA      -0.6%        -3.2%        -3.2%         3.5%         3.5%         3.5%
Dental Capitation                $   1,595  $  2,015   $    1,990   $        -
Supplementals                           42        53          235            -
UCR Based Claims                         -         9            6            -
Other Direct Healthcare                  -        72           67            -
Specialty Referrals                     99       222          269            -
Member Reimbursement                    18        20            -            -
                                 ---------  ---------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense     $   1,754  $  2,391   $    2,567   $    3,442   $    3,711   $    4,033   $    4,383

PPO/INDEMNITY CLAIMS
Member Months                      140,784    97,243       60,962       89,615      118,910      127,828      137,415
PMPM Direct Medical Expense      $   11.42  $  16.55   $    19.64   $    19.64   $    20.62   $    21.65   $    22.73
  %Increase (Decrease)                  NA      44.9%        18.7%        18.7%         5.0%         5.0%         5.0%
                                 ---------  ---------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense     $   1,608  $  1,609   $    1,197   $    1,760   $    2,452   $    2,767   $    3,123

VISION CLAIMS
Member Months                        4,960     9,193        4,387        6,205        9,636       36,000       90,000
PMPM Direct Medical Expense      $    2.42  $   2.28   $     3.42   $     3.42   $     3.54   $     3.66   $     3.79
  %Increase (Decrease)                  NA      -5.6%        49.7%        49.7%         3.5%         3.5%         3.5%
                                 ---------  ---------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense     $      12  $     21   $       15   $       21   $       34   $      132   $      341

HMO WHOLESALE CLAIMS
Member Months                            -   787,951    1,590,137    2,098,157    2,032,080    2,032,080    2,032,080
PMPM Direct Medical Expense             NA  $   0.95   $     1.17   $     1.17   $     1.17   $     1.17   $     1.17
  %Increase (Decrease)                  NA        NA         23.3%        23.3%         0.0%         0.0%         0.0%
                                 ---------  ---------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense     $       -  $    747   $    1,858   $    2,452   $    2,374   $    2,374   $    2,374

----------------------------------------------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS                                                                                     21 of 26


                                 YEAR ENDING DECEMBER, 31
                                 ------------------------
                                        PROJECTED
                                 ------------------------
REVENUE AND MEMBERSHIP (CONT'D)     2007         2008
                                 -----------  -----------
ASO AND PPO RENTAL
Members at Period End                 9,813        9,813
  %Increase (Decrease)                  0.0%         0.0%
Average Membership                    9,813        9,813
  %Increase (Decrease)                  0.0%         0.0%
Member Months                       117,756      117,756
  %Increase (Decrease)                  0.0%         0.0%
Average Net Premium PMPM         $     3.55   $     3.55
  %Increase (Decrease)                  0.0%         0.0%
ASO and PPO Rental
                                 -----------  -----------
Total Revenue                    $      418   $      418

DIRECT MEDICAL EXPENSES
DENTAL HMO EXPENSE
-------------------------------
Member Months                     1,194,990    1,254,740
PMPM Direct Medical Expense      $     3.99   $     4.13
  %Increase (Decrease)                  3.5%         3.5%
Dental Capitation
Supplementals
UCR Based Claims
Other Direct Healthcare
Specialty Referrals
Member Reimbursement
                                 -----------  -----------
Total Direct Medical Expense     $    4,763   $    5,176

PPO/INDEMNITY CLAIMS
Member Months                       147,721      158,801
PMPM Direct Medical Expense      $    23.87   $    25.06
  %Increase (Decrease)                  5.0%         5.0%
                                 -----------  -----------
Total Direct Medical Expense     $    3,526   $    3,980

VISION CLAIMS
Member Months                       150,000      210,000
PMPM Direct Medical Expense      $     3.92   $     4.06
  %Increase (Decrease)                  3.5%         3.5%
                                 -----------  -----------
Total Direct Medical Expense     $      589   $      853

HMO WHOLESALE CLAIMS
Member Months                     2,032,080    2,032,080
PMPM Direct Medical Expense      $     1.17   $     1.17
  %Increase (Decrease)                  0.0%         0.0%
                                 -----------  -----------
Total Direct Medical Expense     $    2,374   $    2,374

----------------------------------------------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS                                                                                     21 of 26

--------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
TEXAS MARKET
                                                                   9 MON.
                                          YEAR ENDING              ENDING
                                           DECEMBER 31,           SEPTEMBER          YEAR ENDING DECEMBER, 31
                                    --------------------------  ------------  --------------------------------------
                                               ACTUAL                                        PROJECTED
                                    --------------------------   ESTIMATED    ---------------------------------------
Income Statement                        2001          2002          2003          2003          2004          2005
                                    -----------   ------------  ------------  -----------   -----------   -----------

Revenues
HMO Wholesale                       $          -  $          -  $          -  $          -  $          -  $          -
  Dental HMO                              12,695         8,686         6,600         8,802         9,392        10,304
  PPO/Indemnity                            7,902         7,058         7,205         9,627        10,578        11,995
  Third-Party Administrator                   66           160           259           338           351           367
  Vision                                   1,309           986           841         1,151         1,355         1,550
  Total Revenue                           21,972        16,890        14,905        19,919        21,675        24,216
DIRECT HEALTH CARE EXPENSE
HMO Wholesale                                  -             -             -             -             -             -
  Dental HMO                               6,556         4,648         3,248         4,332         4,622         5,071
  PPO/Indemnity                            5,690         4,528         5,594         7,474         8,213         9,313
  Third-Party Administrator                    -            94           140           186           193           203
  Vision                                     864           613           520           712           838           958
  Total Direct Health Care Expense        13,110         9,883         9,502        12,704        13,866        15,545
  Gross Profit                      $      8,862  $      7,007  $      5,403  $      7,215  $      7,810  $      8,671

                                    ----------------------------------------

                                    ----------------------------------------
Income Statement                        2006          2007          2008
                                    ------------  ------------  ------------

Revenues
HMO Wholesale                       $          -  $          -  $          -
  Dental HMO                              11,304        12,402        13,606
  PPO/Indemnity                           13,602        15,425        17,492
  Third-Party Administrator                  385           403           422
  Vision                                   1,773         2,029         2,321
  Total Revenue                           27,065        30,259        33,841
DIRECT HEALTH CARE EXPENSE
HMO Wholesale                                  -             -             -
  Dental HMO                               5,563         6,103         6,696
  PPO/Indemnity                           10,561        11,976        13,581
  Third-Party Administrator                  213           224           235
  Vision                                   1,096         1,254         1,435
  Total Direct Health Care Expense        17,434        19,557        21,947
  Gross Profit                      $      9,631  $     10,701  $     11,895

--------------------------------------------------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS
                                                                                                                  22 of 26

--------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
TEXAS MARKET
                                                            9 MON.
                                        YEAR ENDING          ENDING
                                        DECEMBER 31,        SEPTEMBER                   YEAR ENDING DECEMBER, 31
                                  -----------------------  -----------  --------------------------------------------------
                                             ACTUAL                                            PROJECTED
                                  ------------------------------------   ESTIMATED   -------------------------------------
REVENUE AND MEMBERSHIP (CONT'D)      2001        2002         2003         2003         2004         2005         2006
--------------------------------  ----------  -----------  -----------  -----------  -----------  -----------  -----------
DENTAL HMO
Members at Period End                129,528     102,136       99,777       99,777      105,764      112,109      118,836
  % Increase (Decrease)                   NA       -21.1%          NA         -2.3%         6.0%         6.0%         6.0%
Average Membership                   147,736      99,586      112,122       99,693      102,770      108,937      115,473
  % Increase (Decrease)                   NA       -32.6%          NA          0.1%         3.1%         6.0%         6.0%
Member Months                      1,772,828   1,195,027      896,979    1,196,310    1,233,244    1,307,238    1,385,673
  % Increase (Decrease)                   NA       -32.6%          NA          0.1%         3.1%         6.0%         6.0%
PMPM                                    7.16        7.27         7.36         7.36         7.62         7.88         8.16
  % Increase (Decrease)                   NA         1.5%         1.2%         1.2%         3.5%         3.5%         3.5%
Dental HMO (TX)                   $   10,876  $    8,686   $    6,600   $    8,802   $    9,392   $   10,304   $   11,304
Dental HMO (MO)                        1,819           -            -            -            -            -            -
                                  ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Dental HMO                  $   12,695  $    8,686   $    6,600   $    8,802   $    9,392   $   10,304   $   11,304

PPO/INDEMNITY
Members at Period End                 30,374      33,629       41,913       41,913       45,266       48,887       52,798
  % Increase (Decrease)                   NA        10.7%          NA         24.6%         8.0%         8.0%         8.0%
Average Membership                    32,334      30,616       46,764       41,654       43,590       47,077       50,843
  % Increase (Decrease)                   NA        -5.3%          NA         36.1%         4.6%         8.0%         8.0%
Member Months                        388,010     367,386      374,109      499,848      523,074      564,920      610,114
  % Increase (Decrease)                   NA        -5.3%          NA         36.1%         4.6%         8.0%         8.0%
PMPM                                   20.37       19.21        19.26        19.26        20.22        21.23        22.29
  % Increase (Decrease)                   NA        -5.7%         0.2%         0.2%         5.0%         5.0%         5.0%
PPO/Indemnity (TX)                $    6,674  $    7,058   $    7,205   $    9,627
PPO/Indemnity (MO)                     1,228           -            -            -
                                  ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total PPO/Indemnity               $    7,902  $    7,058   $    7,205   $    9,627   $   10,578   $   11,995   $   13,602

VISION
Members at Period End                 20,622      16,664       19,983       19,983       21,981       24,179       26,597
  % Increase (Decrease)                   NA       -19.2%          NA         19.9%        10.0%        10.0%        10.0%
Average Membership                    22,303      13,947       20,316       18,540       20,982       23,080       25,388
  % Increase (Decrease)                   NA       -37.5%          NA         32.9%        13.2%        10.0%        10.0%
Member Months                        267,637     167,358      162,528      222,477      251,786      276,964      304,661
  % Increase (Decrease)                   NA       -37.5%          NA         32.9%        13.2%        10.0%        10.0%
PMPM                              $     4.89  $     5.89   $     5.17         5.17   $     5.38   $     5.60   $     5.82
  % Increase (Decrease)                   NA        20.5%       -12.2%       -12.2%         4.0%         4.0%         4.0%
                                  ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Vision                      $    1,309  $      986   $      841   $    1,151   $    1,355   $    1,550   $    1,773

TEXAS OTHER PRODUCTS MEMBERSHIP
Members at Period End                 19,922       3,172        3,939        3,939        3,939        3,939        3,939
  % Increase (Decrease)                   NA       -84.1%          NA         24.2%         0.0%         0.0%         0.0%
Average Membership                    12,654       6,603        4,494        3,981        3,939        3,939        3,939
  % Increase (Decrease)                   NA       -47.8%          NA        -39.7%        -1.0%         0.0%         0.0%
Member Months                        151,852      79,235       35,951       47,768       47,268       47,268       47,268
  % Increase (Decrease)                   NA       -47.8%          NA        -39.7%        -1.0%         0.0%         0.0%
PMPM                              $     0.43  $     2.02   $     6.70   $     6.70   $     7.04   $     7.39   $     7.76
  % Increase (Decrease)                   NA       364.6%       232.0%       232.0%         5.0%         5.0%         5.0%
Third-Party Administrator         $        -  $      160   $      241   $      320   $      333   $      349   $      367
ASO and PPO Rental                        66           -           18           18           18           18           18
                                  ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Third-Party Administrator   $       66  $      160   $      259   $      338   $      351   $      367   $      385



                                  YEAR ENDING DECEMBER, 31
                                  ------------------------
                                          PROJECTED
                                  ------------------------
REVENUE AND MEMBERSHIP               2007         2008
                                  -----------  -----------
DENTAL HMO
Members at Period End                125,966      133,524
  % Increase (Decrease)                  6.0%         6.0%
Average Membership                   122,401      129,745
  % Increase (Decrease)                  6.0%         6.0%
Member Months                      1,468,813    1,556,942
  % Increase (Decrease)                  6.0%         6.0%
PMPM                                    8.44         8.74
  % Increase (Decrease)                  3.5%         3.5%
Dental HMO (TX)                   $   12,402   $   13,606
Dental HMO (MO)                            -            -
                                  -----------  -----------
Total Dental HMO                  $   12,402   $   13,606

PPO/INDEMNITY
Members at Period End                 57,022       61,584
  % Increase (Decrease)                  8.0%         8.0%
Average Membership                    54,910       59,303
  % Increase (Decrease)                  8.0%         8.0%
Member Months                        658,923      711,637
  % Increase (Decrease)                  8.0%         8.0%
PMPM                                   23.41        24.58
  % Increase (Decrease)                  5.0%         5.0%
PPO/Indemnity (TX)
PPO/Indemnity (MO)
                                  -----------  -----------
Total PPO/Indemnity               $   15,425   $   17,492

VISION
Members at Period End                 29,257       32,183
  % Increase (Decrease)                 10.0%        10.0%
Average Membership                    27,927       30,720
  % Increase (Decrease)                 10.0%        10.0%
Member Months                        335,127      368,640
  % Increase (Decrease)                 10.0%        10.0%
PMPM                              $     6.05   $     6.30
  % Increase (Decrease)                  4.0%         4.0%
                                  -----------  -----------
Total Vision                      $    2,029   $    2,321

TEXAS OTHER PRODUCTS MEMBERSHIP
Members at Period End                  3,939        3,939
  % Increase (Decrease)                  0.0%         0.0%
Average Membership                     3,939        3,939
  % Increase (Decrease)                  0.0%         0.0%
Member Months                         47,268       47,268
  % Increase (Decrease)                  0.0%         0.0%
PMPM                              $     8.15   $     8.56
  % Increase (Decrease)                  5.0%         5.0%
Third-Party Administrator         $      385   $      404
ASO and PPO Rental                        18           18
                                  -----------  -----------
Total Third-Party Administrator   $      403   $      422

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SHATTUCK HAMMOND PARTNERS                                              23 of 26

----------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
TEXAS MARKET
                                                                            9 MON.
                                                                            ENDING
                                          YEAR ENDING DECEMBER 31,         SEPTEMBER      YEAR ENDING DECEMBER, 31
                                    ------------------------------------  -----------  -------------------------------------
                                                  ACTUAL                                                   PROJECTED
                                    ------------------------------------   ESTIMATED                ------------------------
DIRECT MEDICAL EXPENSES                2001        2002         2003         2003         2004         2005         2006
----------------------------------  ----------  -----------  -----------  -----------  -----------  -----------  -----------
Member Months                        1,772,828   1,195,027      896,979    1,196,310    1,233,244    1,307,238    1,385,673
DENTAL HMO EXPENSE
PMPM Direct Medical Expense               3.70        3.89         3.62         3.62         3.75         3.88         4.01
    % Increase (Decrease)                   NA         5.2%        -6.9%        -6.9%         3.5%         3.5%         3.5%
  Dental Capitation                 $    4,463  $    3,761   $    2,643
  Supplementals                             76         217           71
  UCR Based Claims                          55         210          186
  Other Direct Healthcare                    -          18           17
  Specialty Referrals                      459         411          331
  Member Reimbursement                      69          31            -
                                    ----------  -----------  -----------  -----------  -----------  -----------  -----------
  Dental HMO Expense (TX)           $    5,122  $    4,648   $    3,248   $        -
  Dental Capitation                      1,084           -            -            -
  Supplementals                             30           -            -            -
  UCR Based Claims                         128           -            -            -
  Other Direct Healthcare                    -           -            -            -
  Specialty Referrals                      185           -            -            -
  Member Reimbursement                       7           -            -            -
  Dental HMO Expense (MO)           $    1,434           -            -            -
                                    ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense        $    6,556  $    4,648   $    3,248   $    4,332   $    4,622   $    5,071   $    5,563
PPO/INDEMNITY CLAIMS
Member Months                          388,010     367,386      374,109      499,848      523,074      564,920      610,114
PMPM Direct Medical Expense              14.66       12.32        14.95        14.95        15.70        16.49        17.31
    % Increase (Decrease)                   NA       -16.0%        21.3%        21.3%         5.0%         5.0%         5.0%
  PPO/Indemnity Claims (TX)         $    5,012  $    4,528   $    5,594
  PPO/Indemnity Claims (MO)                678           -            -            -
                                    ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense        $    5,690  $    4,528   $    5,594   $    7,474   $    8,213   $    9,313   $   10,561
THIRD-PARTY ADMINISTRATOR EXPENSE
Member Months                          151,852      79,235       35,951       47,768       47,268       47,268       47,268
PMPM Direct Medical Expense         $        -  $     1.19   $     3.89   $     3.89   $     4.09   $     4.29   $     4.51
    % Increase (Decrease)                   NA          NA        228.3%       228.3%         5.0%         5.0%         5.0%
                                    ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense        $        -  $       94   $      140   $      186   $      193   $      203   $      213
VISION CLAIMS
Member Months                          267,637     167,358      162,528      222,477      251,786      276,964      304,661
PMPM Direct Medical Expense         $     3.23  $     3.66   $     3.20   $     3.20   $     3.33   $     3.46   $     3.60
    % Increase (Decrease)                   NA        13.5%       -12.7%       -12.7%         4.0%         4.0%         4.0%
  Vision Claims (TX)                $      857  $      613   $      520   $        -
  Vision Claims (MO)                         7           -            -            -
                                    ----------  -----------  -----------  -----------  -----------  -----------  -----------
Total Direct Medical Expense        $      864  $      613   $      520   $      712   $      838   $      958   $    1,096


                                    YEAR ENDING DECEMBER, 31
                                    ------------------------
                                         PROJECTED
                                    ------------------------
DIRECT MEDICAL EXPENSES                2007         2008
----------------------------------  -----------  -----------
Member Months                        1,468,813    1,556,942
DENTAL HMO EXPENSE
PMPM Direct Medical Expense               4.16         4.30
    % Increase (Decrease)                  3.5%         3.5%
  Dental Capitation
  Supplementals
  UCR Based Claims
  Other Direct Healthcare
  Specialty Referrals
  Member Reimbursement
                                    -----------  -----------
  Dental HMO Expense (TX)
  Dental Capitation
  Supplementals
  UCR Based Claims
  Other Direct Healthcare
  Specialty Referrals
  Member Reimbursement
  Dental HMO Expense (MO)
                                    -----------  -----------
Total Direct Medical Expense        $    6,103   $    6,696
PPO/INDEMNITY CLAIMS
Member Months                          658,923      711,637
PMPM Direct Medical Expense              18.18        19.08
    % Increase (Decrease)                  5.0%         5.0%
  PPO/Indemnity Claims (TX)
  PPO/Indemnity Claims (MO)
                                    -----------  -----------
Total Direct Medical Expense        $   11,976   $   13,581
THIRD-PARTY ADMINISTRATOR EXPENSE
Member Months                           47,268       47,268
PMPM Direct Medical Expense         $     4.73   $     4.97
    % Increase (Decrease)                  5.0%         5.0%
                                    -----------  -----------
Total Direct Medical Expense        $      224   $      235
VISION CLAIMS
Member Months                          335,127      368,640
PMPM Direct Medical Expense         $     3.74   $     3.89
    % Increase (Decrease)                  4.0%         4.0%
  Vision Claims (TX)
  Vision Claims (MO)
                                    -----------  -----------
Total Direct Medical Expense        $    1,254   $    1,435

SHATTUCK HAMMOND PARTNERS

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SHATTUCK HAMMOND PARTNERS LLC                                           24 of 26

-------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC.
CONSOLIDATED
                                                                                9 MON.
                                                                                ENDING
                                                YEAR ENDING DECEMBER 31,       SEPTEMBER       YEAR ENDING DECEMBER, 31
                                          ----------------------------------  -----------  -------------------------------
                                                       ACTUAL                  ESTIMATED                 PROJECTED
                                                      ---------                                       --------------------
OTHER DIRECT EXPENSES                        2001       2002        2003         2003        2004       2005       2006
----------------------------------------  ----------  ---------  -----------  -----------  ---------  ---------  ---------
Broker Commissions - Existing             $   5,785   $  5,160   $    4,602   $    6,136
Broker Commissions - HNT                          -          -            -          498
                                          ----------  ---------  -----------  -----------
Total                                     $   5,785   $  5,160   $    4,602   $    6,634   $ 10,404   $ 12,075   $ 13,921
    % revenue                                   7.1%       7.0%         7.7%         7.5%       7.2%       7.2%       7.2%
Revenue From Brokered Products
  All Revenue                                84,822     83,043       68,050      103,135    182,834    207,899    235,486
  Less: HNT Dental - Federal Health Plan          -          -            -         (121)      (733)      (748)      (763)
  Less: HNT Dental - State Health Plan            -          -            -       (3,983)   (25,706)   (27,138)   (28,649)
  Less: HMO Wholesale - FL                        -     (1,829)      (3,525)      (4,651)    (4,505)    (4,505)    (4,505)
  Less: TPA                                  (2,724)    (7,562)      (4,546)      (6,108)    (6,542)    (6,834)    (7,140)
  Less: Bad Debt Expense                       (300)      (220)        (120)        (156)      (156)      (156)      (156)
                                          ----------  ---------  -----------  -----------  ---------  ---------  ---------
                                             81,798     73,432       59,859       88,116    145,192    168,519    194,274
--------------------------------------------------------------------------------------------------------------------------
Broker Commissions- TPA's                 $     332        873   $      482   $      643   $    688   $    719   $    751
Revenue From TPA Brokered Products        $   2,724      7,562   $    4,546   $    6,108   $  6,542   $  6,834   $  7,140
% revenue                                      12.2%      11.5%        10.6%        10.5%      10.5%      10.5%      10.5%
--------------------------------------------------------------------------------------------------------------------------
TPA Fees                                        370        691          450          600        643        671        701
Revenue From TPA Brokered Products        $     332   $  7,562   $    4,546   $    6,108   $  6,542   $  6,834   $  7,140
% revenue                                       0.6%       9.1%         9.9%         9.8%       9.8%       9.8%       9.8%
--------------------------------------------------------------------------------------------------------------------------

Internal Incentives - Existing                  618        259          288          384
Internal Incentives - HNT                         -          -            -           79
                                          ----------  ---------  -----------  -----------  ---------  ---------  ---------
Total                                           618        259          288          463      1,500      1,706      1,932
% All Revenue                                   0.7%       0.3%         0.4%         0.4%       0.8%       0.8%       0.8%
Premium Taxes - Existing                      1,034      1,042          839        1,119
Premium Taxes - HNT                               -          -            -           70
                                          ----------  ---------  -----------  -----------  ---------  ---------  ---------
Total                                         1,034      1,042          839        1,189      1,825      2,205      2,626
    % All Revenue                               2.1%       2.1%         2.0%         1.9%       1.9%       1.9%       1.9%
--------------------------------------------------------------------------------------------------------------------------
Revenue with Premium Taxes
  All Revenue                                84,822     83,043       68,050      103,135    182,834    207,899    235,486
  Less: Dental HMO - CA                     (35,626)   (33,104)     (25,481)     (34,185)   (38,735)   (41,293)   (44,020)
  Less: HNT Dental - Commercial                   -          -            -       (3,867)   (24,066)   (25,656)   (27,351)
  Less: HNT Dental - Federal Health Plan          -          -            -         (121)      (733)      (748)      (763)
  Less: HNT Dental - State Health Plan            -          -            -       (3,983)   (25,706)   (27,138)   (28,649)
                                          ----------  ---------  -----------  -----------  ---------  ---------  ---------
                                             49,196                               60,980     93,594    113,065    134,703
--------------------------------------------------------------------------------------------------------------------------

                                              YEAR ENDING
                                              DECEMBER, 31
                                          --------------------
                                               PROJECTED
                                          --------------------
OTHER DIRECT EXPENSES                       2007       2008
----------------------------------------  ---------  ---------
Broker Commissions - Existing
Broker Commissions - HNT

Total                                     $ 15,947   $ 18,168
    % revenue                                  7.2%       7.2%
Revenue From Brokered Products
  All Revenue                              265,694    298,723
  Less: HNT Dental - Federal Health Plan      (778)      (793)
  Less: HNT Dental - State Health Plan     (30,245)   (31,930)
  Less: HMO Wholesale - FL                  (4,505)    (4,505)
  Less: TPA                                 (7,461)    (7,798)
  Less: Bad Debt Expense                      (156)      (156)
                                          ---------  ---------
                                           222,550    253,540
                                          ---------  ---------
Broker Commissions- TPA's                 $    785        821
Revenue From TPA Brokered Products        $  7,461      7,798
% revenue                                     10.5%      10.5%
--------------------------------------------------------------
TPA Fees                                       733        766
Revenue From TPA Brokered Products        $  7,461   $  7,798
% revenue                                      9.8%       9.8%
--------------------------------------------------------------

Internal Incentives - Existing
Internal Incentives - HNT
                                          ---------  ---------
Total                                        2,180      2,451
% All Revenue                                  0.8%       0.8%
Premium Taxes - Existing
Premium Taxes - HNT
Total                                        3,092      3,605
                                          ---------  ---------
    % All Revenue                              1.9%       1.9%
--------------------------------------------------------------
Revenue with Premium Taxes
  All Revenue                              265,694    298,723
  Less: Dental HMO - CA                    (46,928)   (50,027)
  Less: HNT Dental - Commercial            (29,157)   (31,083)
  Less: HNT Dental - Federal Health Plan      (778)      (793)
  Less: HNT Dental - State Health Plan     (30,245)   (31,930)
                                          ---------  ---------
                                           158,587    184,889
--------------------------------------------------------------

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SHATTUCK HAMMOND PARTNERS LLC                                           25 of 26

-------------------------------------------------------------------------------------------------------------------------
SAFEGUARD HEALTH ENTERPRISES, INC
CONSOLIDATED


                                                                                9 MON.
                                                                                ENDING
                                                YEAR ENDING DECEMBER 31,      SEPTEMBER       YEAR ENDING DECEMBER, 31
                                          ----------------------------------  ----------  -------------------------------
                                                        ACTUAL                ESTIMATED                   PROJECTED
                                                      ----------                                   ----------------------
SG&A EXPENSES                                2001        2002        2003        2003      2004       2005        2006
----------------------------------------  ----------  ----------  ----------  ----------  -------  -----------  ---------

Historical
Total SG&A Expenses                          29,680      30,143      23,455
  Less: Broker Commissions                   (5,785)     (5,160)     (4,602)
  Less: Broker Commissions - TPA                332        (873)       (482)
  Less: TPA Fees                                370        (691)       (450)
  Less: Internal Incentives                    (618)       (259)       (288)
  Less: Premium Taxes                        (1,034)     (1,042)       (839)
  Less: Depreciation                         (1,604)     (1,216)       (916)
  Less: Amortization                           (233)       (257)       (420)
Post Integration
  Integration Forecast                                                                    34,176       36,255     37,381
Difference of Q4 Run Rate
and 2004 Actual                                                                                        (1,035)
Change In Membership / 2                                                                     3.0%         3.0%       3.0%
Inflation Factor                                                                               3%           3%         3%
                                          ----------  ----------  ----------  ----------  -------  -----------  ---------
  Total SG&A Expenses                        21,108      20,645      15,458      23,379   36,255       37,381     39,658
  Less One Time Adjustments                       -           -           -        (230)    (310)           -          -
                                          ----------  ----------  ----------  ----------  -------  -----------  ---------
  Total Run Rate SG&A Expenses               21,108      20,645      15,458      23,149   35,945       37,381     39,658




                                            YEARS ENDING
                                            DECEMBER, 31
                                          -----------------
                                              PROJECTED
                                          -----------------
SG&A EXPENSES                               2007     2008
----------------------------------------  --------  -------
Historical
Total SG&A Expenses
  Less: Broker Commissions
  Less: Broker Commissions - TPA
  Less: TPA Fees
  Less: Internal Incentives
  Less: Premium Taxes
  Less: Depreciation
  Less: Amortization
Post Integration
  Integration Forecast                     39,658   42,047
Difference of Q4 Run Rate
and 2004 Actual
Change In Membership / 2                      2.9%     2.9%
Inflation Factor                                3%       3%
                                          --------  -------
  Total SG&A Expenses                      42,047   44,554
  Less One Time Adjustments                     -        -
                                          --------  -------
  Total Run Rate SG&A Expenses             42,047   44,554



                                             Health Net Integration Forecast
------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Q4
                                           2003 Q4        Q1          Q2          Q3          Q4      2004      Run Rate
                                          ----------  ----------  ----------  ----------  -------  -----------  --------
Salaries and Benefits                         5,461       5,116       4,902       4,792    4,792       19,602     19,167
Other employee-related                          369         359         359         359      359        1,434      1,434
Travel & Entertainment                          176         176         176         176      176          704        704
Advertising & Promotions                         86          86          86          86       86          342        342
Printing & Supplies                             442         407         407         392      392        1,598      1,568
Postage/Freight                                 342         342         342         302      302        1,288      1,208
Property Rent, Utils & Maint                    782         782         837         517      517        2,653      2,068
Equip Rent & Maint                              312         267         267         267      177          976        706
Telecommunications                              242         242         242         242      242          966        966
Consulting, Audit & Legal                       554         554         554         524      524        2,156      2,096
Insurance                                       221         221         221         221      221          882        882
Other Taxes, Fees, & Licenses                   242         242         242         242      242          966        966
Bank Charges                                     68          68          68          68       68          270        270
Bad Debt Expense                                 39          39          39          39       39          156        156
Other / Corporate Allocation                     72          72          72         137      202          483        808
Capitalized Soft Dev. Cost                     (100)       (100)       (100)        (50)     (50)        (300)      (200)
                                          ----------  ----------  ----------  ----------  -------  -----------  ---------
Total SG&A Expenses One Time Adjustments  9,305 345   8,870 115   8,711 195       8,310    8,285       34,176     33,141
                                                                                                   ----------------------
                                                                                                   Difference     (1,035)
                                                                                                   ----------------------


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SHATTUCK HAMMOND PARTNERS LLC                                           26 of 26

                                                             EXHIBIT E

SELECTED MERGER AND ACQUISITION TRANSACTIONS WITH ENTERPRISE VALUE $75 TO $150 MILLION: PREMIUM ANALYSIS
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        VALUE
                                                                                         OF         ENTERPRISE   PRICE/
  DATE                                                                               TRANSACTION      VALUE       SHARE    1 DAY
ANNOUNCED  TARGET NAME                                      ACQUIROR NAME              ($MIL)         ($MIL)      PAID    PREMIUM
---------  ---------------------------------------  ------------------------------  -------------  ------------  -------  --------
 10/30/01  CrossWorlds Software Inc                 IBM Corp                        $      126.10  $     106.83  $  4.65     31.4%
 11/02/01  High Plains Corp                         Abengos SA                      $      114.32  $     113.86  $  5.63     31.2%
 11/09/01  Thermo Fibergen                          Kadant Inc                      $        2.67  $     110.69  $ 12.75      7.7%
 11/19/01  Santa Barbara Restaurant Group           CKE Restaurants Inc             $       72.39  $      76.79  $  3.93     67.0%
 11/19/01  Genomica Corp                            Exelixis Inc                    $      107.89  $     104.15  $  4.44     39.7%
 11/19/01  Resource Bancshares Mortgage Group Inc.  NetBank Inc, Alpharetta GA      $      154.47  $     134.28  $  8.93      6.9%
 12/07/01  IKOS Systems Inc                         Mentor Graphics Corp            $      114.53  $     103.27  $ 11.00     36.6%
 12/18/01  Novametrix Medical Systems Inc           Respironics Inc                 $       83.89  $      84.10  $  8.00      7.4%
 01/05/02  Talarian Corp                            TIBCO Software Inc              $      109.64  $      77.53  $  5.30     68.8%
 01/08/02  MediChem Life Sciences Inc               deCode Genetics Inc             $       83.63  $      95.93  $  3.04     29.4%
 01/22/02  Rottlund Co Inc                          Rottlund Co Inc                 $       11.11  $      96.86  $  9.15     18.1%
 01/28/02  Jenny Craig Inc                          Investor Group                  $      114.83  $      87.43  $  5.30     68.3%
 02/02/02  Pitt-Des Moines Inc                      Ironbridge Acquistion Corp      $      272.19  $      79.89  $ 33.90      1.5%
 02/07/02  Glyko Biomedical Ltd                     BioMerin Pharmaceutical Inc     $      143.31  $     140.31  $  4.14    -34.7%
 02/13/02  Deltek Systems Inc                       Investor Group                  $       57.27  $      92.58  $  7.15     18.4%
 02/14/02  dick clark productions inc               Investor Group                  $      150.37  $     132.17  $ 14.50     32.7%
 02/19/02  Income Opportunity Realty Inv            America Realty Investors        $       10.96  $      81.32  $ 19.00      9.8%
 02/22/02  United Park City Mines Co                Capital Growth Partners LLC     $       37.12  $      82.65  $ 25.00     31.6%
 02/27/02  Fusion Medical Technologies              Baxter International            $      148.92  $     148.64  $ 10.00     20.5%
 03/04/02  FTD.com Inc                              IOS Brands Corp                 $       24.62  $     133.86  $  3.35    -62.8%
 03/08/02  Hawker Pacific Aerospace                 Lufthansa Technik AG            $        8.51  $     102.27  $  3.25      2.5%
 03/11/02  Canaan Energy Corp                       Chesapeake Energy Corp          $      133.98  $     122.30  $ 18.00     84.6%
 03/18/02  Mechanical Dynamics Inc                  MSC Software Corp               $      127.58  $     109.01  $ 18.85     57.0%
 03/22/02  SpaceLabs Medical Inc                    Instrumentarium Oyj             $      139.92  $     120.83  $ 14.25     -7.8%
 04/15/02  IFR Systems                              Aeroflex Inc                    $       59.99  $      87.62  $  1.35      2.6%
 04/25/02  Maynard Oil Co                           Plantation Petrolieum Holdings  $       82.97  $      91.06  $ 17.00    -10.3%
 05/02/02  Software Spectrum Inc                    Level 3 Communications Inc      $      130.01  $     116.50  $ 37.00    122.3%
 05/02/02  Interstate Hotels Corp                   MeriStar Hotels & Resorts Inc   $       78.68  $      83.67  $  5.57    113.3%
 05/14/02  BEI Medical Systems Co                   Boston Scientific Corp          $       95.63  $      90.43  $  6.84     23.9%
 05/15/02  Gerber Childrenswear                     Kellwood Co                     $      135.73  $      94.83  $  6.85    -17.0%
 05/16/02  Balanced Care Corp                       IPC Advisors SARL               $        3.99  $     118.74  $  0.25    150.0%
 05/23/02  Datum Inc                                SymmetriCom Inc                 $      111.53  $     112.10  $ 16.84     47.6%
 06/10/02  SilverStream Software Inc                Novell Inc                      $      212.28  $     101.11  $  9.00     75.1%
 06/12/02  Vestcom International Inc                Cornerstone Equity Investors    $       77.09  $      76.09  $  6.25     50.6%
 06/17/02  Fortress Group Inc                       Lennar Corp                     $      112.18  $     112.28  $  3.68     16.8%
 08/09/02  US Laboratories Inc                      Bureu Veritas SA                $       75.18  $      83.08  $ 14.50     48.0%
 09/05/02  CBES Bancorp Inc, Excelsior              NASB Financial Inc              $       15.44  $     112.27  $ 17.50     29.6%
 10/24/02  Paravant Inc                             DRS Technologies                $       85.03  $      99.39  $  4.75     31.9%
 10/28/02  Infinium Software Inc                    SSA Global Technologies Inc     $      104.73  $      84.92  $  7.00     20.7%
 11/12/02  Hunt Corp                                Berwind Co LLC                  $      115.23  $     112.84  $ 12.50     32.3%
 11/13/02  OraPharma Inc                            Johnson & Johnson               $      103.81  $      76.24  $  7.41     63.2%
 11/21/02  Synaptic Pharmaceutical Corp             H Lundbeck A/S                  $      121.82  $     135.06  $  6.50      8.3%
 12/01/02  Hoovers Inc                              Dun & Bradstreet Corp           $      117.29  $      81.48  $  7.00     26.1%
 12/10/02  Rawlings Sporting Goods Co               K2 Inc                          $      105.66  $     105.04  $  9.00     11.7%
 12/16/02  RDO Equipment Co                         RDO Holdings Co                 $       25.45  $     133.25  $  6.01     37.8%
 12/16/02  US Search.com Inc                        First American Corp             $       88.08  $      86.01  $  0.87     10.4%
 12/17/02  Royal Appliance Manufacturing            TechTronic Industries Co Ltd    $       94.46  $     137.21  $  7.37     23.2%
 01/21/03  Caminus Corp                             SunGard Data Systems            $      153.52  $     117.63  $  9.00    260.0%
 02/04/03  Salant Corp                              Perry Ellis International Inc   $       88.95  $      97.11  $  9.48     92.7%
 02/05/03  HTE Inc                                  SunGard Data Systems            $      121.79  $      97.68  $  7.00     47.7%
 02/19/03  Merry Land Properties Inc                Cornerstone Realty Inc          $      130.82  $     127.22  $ 14.98     52.9%


                                          30 DAY    60 DAY    1 YEAR
TARGET NAME                              PREMIUM   PREMIUM   PREMIUM
---------------------------------------  --------  --------  --------
CrossWorlds Software Inc                    68.2%     57.5%     24.0%
High Plains Corp                            46.4%     36.8%     57.0%
Thermo Fibergen                              4.1%      2.3%      7.1%
Santa Barbara Restaurant Group              75.9%     63.5%     88.0%
Genomica Corp                               57.9%     59.4%     -5.5%
Resource Bancshares Mortgage Group Inc.      3.9%      4.7%     15.8%
IKOS Systems Inc                            86.7%    109.3%     25.6%
Novametrix Medical Systems Inc              15.9%     19.9%     45.7%
Talarian Corp                               94.3%    134.1%    118.2%
MediChem Life Sciences Inc                 108.7%     99.5%     22.5%
Rottlund Co Inc                             30.8%     41.6%     56.0%
Jenny Craig Inc                             76.5%     77.2%    184.0%
Pitt-Des Moines Inc                          9.4%      9.1%      6.6%
Glyko Biomedical Ltd                       -90.1%    -90.2%    -89.4%
Deltek Systems Inc                          38.7%     49.6%     48.3%
dick clark productions inc                  44.7%     51.3%     44.1%
Income Opportunity Realty Inv                7.3%      6.4%     53.9%
United Park City Mines Co                   31.5%     30.0%     28.6%
Fusion Medical Technologies                 34.2%     55.3%     70.9%
FTD.com Inc                                -56.4%    -55.5%    -43.0%
Hawker Pacific Aerospace                    23.3%     35.2%     10.2%
Canaan Energy Corp                          81.5%     79.4%     82.2%
Mechanical Dynamics Inc                     59.8%     61.6%     89.6%
SpaceLabs Medical Inc                        1.0%      8.3%     20.6%
IFR Systems                                 20.2%     43.2%      1.3%
Maynard Oil Co                             -10.9%    -11.8%    -17.5%
Software Spectrum Inc                      110.4%    111.0%    169.4%
Interstate Hotels Corp                     130.6%    153.2%    161.4%
BEI Medical Systems Co                      26.2%     25.4%     47.5%
Gerber Childrenswear                        -4.8%     -5.0%      4.6%
Balanced Care Corp                         161.3%    144.3%     59.4%
Datum Inc                                   45.8%     40.1%     34.7%
SilverStream Software Inc                   83.1%     81.7%     66.1%
Vestcom International Inc                   69.7%     78.6%    148.6%
Fortress Group Inc                          20.9%     16.0%     57.1%
US Laboratories Inc                         35.2%     21.3%     37.2%
CBES Bancorp Inc, Excelsior                 27.4%     26.5%     28.1%
Paravant Inc                                40.6%     42.0%     52.9%
Infinium Software Inc                       42.6%     39.4%     62.3%
Hunt Corp                                   36.1%     32.9%     32.7%
OraPharma Inc                               67.2%     73.7%     79.8%
Synaptic Pharmaceutical Corp                52.8%     34.5%     12.0%
Hoovers Inc                                 31.1%     27.0%     39.6%
Rawlings Sporting Goods Co                  42.7%     54.9%     75.3%
RDO Equipment Co                            43.7%     40.2%     35.9%
US Search.com Inc                           90.5%    115.5%      9.3%
Royal Appliance Manufacturing               50.8%     64.7%     38.9%
Caminus Corp                               252.3%    267.1%      2.9%
Salant Corp                                117.8%    123.3%    219.6%
HTE Inc                                     44.2%     44.7%     45.8%
Merry Land Properties Inc                   60.1%     64.7%     63.4%

--------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS LLC

SELECTED MERGER AND ACQUISITION TRANSACTIONS WITH ENTERPRISE VALUE $75 TO $150 MILLION: PREMIUM ANALYSIS
-------------------------------------------------------------------------------------------------------------------------
                                                                                VALUE
                                                                                 OF         ENTERPRISE   PRICE/
  DATE                                                                       TRANSACTION      VALUE       SHARE    1 DAY
ANNOUNCED  TARGET NAME                              ACQUIROR NAME              ($MIL)         ($MIL)      PAID    PREMIUM
---------  -------------------------------  ------------------------------  -------------  ------------  -------  --------

 02/24/03  PDS Gaming Corp                  Investor Group                  $        7.57  $      78.35  $  2.75    202.2%
 03/17/03  Interlott Technologies Inc       GTECH Holdings Corp             $       82.83  $      83.40  $  9.00     14.6%
 03/28/03  PMC Capital Inc                  PMC Commercial Trust Inc        $       59.39  $     113.53  $  5.01     24.6%
 03/31/03  Carbon Energy Corp               Evergreen Resources Inc         $       80.48  $      93.82  $ 12.51     19.2%
 03/31/03  AHL Services Inc                 Investor Group                  $       13.72  $      95.30  $  1.50    167.9%
 04/01/03  National Service Industries      California Investment Fund LLC  $      111.85  $     103.79  $ 10.00     92.3%
 04/01/03  TFC Enterprises Inc              Consumer Portfolio Services     $       21.67  $     120.91  $  1.87     39.6%
 04/03/03  Elite Information Group          Thomson Corp                    $      121.52  $      96.45  $ 14.00     40.4%
 04/09/03  Ramsay Youth Services            Psychiatric Solutions Inc       $       77.92  $      75.02  $  5.00     42.9%
 04/16/03  Signal Technology Corp           Crane Co                        $      142.48  $     122.75  $ 13.25     17.6%
 04/22/03  Varsity Brands Inc               Investor Group                  $      136.76  $     127.93  $  6.57     39.8%
 04/24/03  SpeechWorks International Inc    ScanSoft Inc                    $      166.32  $     128.79  $  4.78     84.6%
 04/30/03  Thousand Trails Inc              Kohlberg & Co LP                $      114.59  $      93.86  $ 14.50     55.1%
 05/27/03  TMBR/Sharp Drilling Inc          Patterson-UTI Energy Inc        $       92.08  $     109.99  $ 20.19      4.1%
 05/28/03  GREKA Energy Corp                Rendeep Grewal                  $       27.96  $      90.72  $  6.25     54.3%
 06/04/03  Handspring Inc                   Palm Inc                        $      170.99  $     120.08  $  1.09     -1.8%
 06/10/03  Atalanta/Sosnoff Capital Corp    Martin Sosnoff                  $       23.48  $     117.58  $ 13.95      7.4%
 06/24/03  Factual Data Corp                Kroll Inc                       $      113.48  $     116.59  $ 17.50    -10.7%
 06/29/03  Information Resources Inc        Investor Group                  $       99.44  $      94.40  $  3.30     10.7%
 06/30/03  Acres Gaming Inc                 International Game Technology   $      136.49  $     123.16  $ 11.50      2.7%
 07/08/03  Kentucky First Bancorp Inc       Bourbon Bancshares Inc          $       21.42  $      83.06  $ 23.25     31.4%
 07/14/03  Edison Schools Inc               Investor Group                  $      170.74  $     142.77  $  1.76     12.8%
 07/16/03  Timberline Software Corp         Best Software Inc               $      103.55  $      91.55  $  8.25     36.4%
 07/23/03  Brio Software Inc                Hyperion Solutions Corp         $      141.91  $     115.44  $  3.44     27.2%
 08/04/03  Mercator Software Inc            Ascential Software Corp         $      115.00  $     107.01  $  3.00     22.4%
 08/06/03  iManage Inc                      Interwoven Inc                  $      167.13  $     132.67  $  6.23     23.3%
 08/28/03  JNI Corp                         Applied Micro Circuits Corp     $      193.88  $     114.54  $  7.00     20.9%
 09/02/03  MSB Financial Inc, Marshall, MI  Monarch Community Bancorp, MI   $       25.63  $     110.50  $ 18.80     13.9%
 09/09/03  Lightspan Inc                    Plato Learning Inc              $      103.50  $      90.35  $ 10.89     36.2%
 09/29/03  Good Guys Inc                    CompUSA Inc                     $       55.36  $      89.70  $  2.05     36.7%
 09/30/03  Garden Fresh Restaurant Corp     Fairmont Capital Inc            $      102.96  $     133.95  $ 16.35     48.9%
 10/03/03  OneSource Information Services   ValueAct Capital Partners LP    $       80.89  $      93.43  $  9.50      9.3%
 10/08/03  Crown Resources Corp             Kinross Gold Corp               $       78.42  $      80.25  $  2.20     46.7%
 10/20/03  Information Resources Inc        Open Ratings Inc                $      114.87  $     111.91  $  3.75    -17.4%
 10/22/03  Brass Eagle Inc                  K2 Inc                          $       82.52  $      89.62  $ 10.51     26.6%
 10/27/03  On Technology Corp               Symantec Corp                   $      101.11  $      87.62  $  4.00     15.9%


                                  30 DAY    60 DAY    1 YEAR
TARGET NAME                      PREMIUM   PREMIUM   PREMIUM
-------------------------------  --------  --------  --------
PDS Gaming Corp                    157.8%    127.3%     57.5%
Interlott Technologies Inc          27.1%     35.1%     48.0%
PMC Capital Inc                     17.1%     10.7%     -4.5%
Carbon Energy Corp                  14.8%     18.1%     27.1%
AHL Services Inc                   153.4%    149.3%     34.0%
National Service Industries         76.1%     64.0%     31.6%
TFC Enterprises Inc                 48.1%     42.2%     21.3%
Elite Information Group             45.0%     46.8%     56.6%
Ramsay Youth Services               27.0%     30.5%     25.5%
Signal Technology Corp              24.9%     29.8%     37.2%
Varsity Brands Inc                  46.0%     51.8%     55.2%
SpeechWorks International Inc       88.6%     98.9%     59.2%
Thousand Trails Inc                 53.4%     56.4%     52.4%
TMBR/Sharp Drilling Inc              5.3%     10.6%     28.4%
GREKA Energy Corp                   59.0%     59.7%     29.5%
Handspring Inc                      31.0%     43.6%      6.8%
Atalanta/Sosnoff Capital Corp        6.8%     10.7%     28.5%
Factual Data Corp                    8.8%     33.3%     83.2%
Information Resources Inc            3.3%     33.5%      9.6%
Acres Gaming Inc                    21.2%     27.0%     82.5%
Kentucky First Bancorp Inc          30.5%     30.3%     42.4%
Edison Schools Inc                  12.8%     18.4%     56.5%
Timberline Software Corp            41.3%     44.5%     56.6%
Brio Software Inc                   35.9%     38.0%     99.7%
Mercator Software Inc               60.9%     75.3%    117.8%
iManage Inc                         27.9%     36.8%     95.5%
JNI Corp                            21.8%     27.9%     97.1%
MSB Financial Inc, Marshall, MI     20.4%     24.5%     45.8%
Lightspan Inc                       43.9%     44.5%     14.9%
Good Guys Inc                       38.8%     48.0%     16.8%
Garden Fresh Restaurant Corp        62.2%     67.0%     67.6%
OneSource Information Services      18.5%     21.0%     35.1%
Crown Resources Corp                48.7%     76.8%    159.2%
Information Resources Inc          -17.3%    -12.1%     32.7%
Brass Eagle Inc                     25.3%     29.5%     31.8%
On Technology Corp                  30.5%     43.1%     46.3%


                        1 DAY    30 DAY    60 DAY    1 YEAR
                       PREMIUM   PREMIUM   PREMIUM   PREMIUM
                      ---------  --------  --------  --------

                            SUMMARY OF PREMIUM ANALYIS:
                      ENTERPRISE VALUE $150 TO $300 MILLION
                      -------------------------------------
             Max           260%     252%      267%      220%
             Min           -63%     -90%      -90%      -89%
            Mean            37%      46%       49%       50%
          Median            29%      39%       42%       44%


--------------------------------------------------------------------------------
SHATTUCK HAMMOND PARTNERS LLC

SELECTED MERGER AND ACQUISITION TRANSACTIONS WITH ENTERPRISE VALUE $150 TO $300 MILLION: PREMIUM ANALYSIS
---------------------------------------------------------------------------------------------------------------------------

                                                                                           VALUE
                                                                                            OF         ENTERPRISE   PRICE/
  DATE                                                                                  TRANSACTION      VALUE       SHARE
ANNOUNCED  TARGET NAME                                      ACQUIROR NAME                 ($MIL)         ($MIL)      PAID
---------  -----------------------------------  -------------------------------------  -------------  ------------  -------

 10/30/01  Odwalla Inc                          Coca-Cola Co                           $      180.69  $     181.77  $ 15.25
 11/13/01  First Financial Corp Providence, RI  Washington Trust Bancorp, RI           $       40.27  $     188.28  $ 32.00
 01/07/02  Arguss Communications Inc            Dycom Industries Inc                   $      149.24  $     154.44  $  5.76
 01/10/02  Pulaski Bancorp Inc, NJ              Kearny Financial Corp, Kearny          $       64.42  $     238.68  $ 32.90
 01/17/02  Proxim Inc                           Western Multiplex Corp                 $      252.76  $     205.06  $  7.94
 01/24/02  Shoney's Inc                         Lone Star Fund                         $      245.16  $     264.89  $  0.36
 01/29/02  Suburban Lodges of America Inc       InTown Suites Management               $      109.79  $     208.69  $  9.04
 02/11/02  Prestige Bancorp Inc, PA             Northwest Bancorp, Warren PA           $       14.57  $     194.82  $ 13.75
 02/14/02  Oratec Interventions                 Smith & Nephew Plc                     $      310.68  $     279.58  $ 12.50
 02/22/02  Visionics Corp                       Identix Inc                            $      301.33  $     268.62  $  9.55
 02/27/02  WHG Bancshares Corp                  BCSB Bankcorp Inc                      $       19.46  $     166.42  $ 14.25
 03/06/02  Sevenson Environmental Services      SCC Contracting Inc                    $      169.88  $     166.48  $ 16.00
 03/18/02  Meemic Holdings Inc                  ProAssurance                           $       35.38  $     197.81  $ 29.00
 03/20/02  Collateral Therapeutics Inc          Schering AG                            $      140.91  $     155.08  $ 11.25
 04/02/02  ONTRACK Data International           Kroll Inc                              $      172.07  $     150.16  $ 15.50
 04/22/02  Innoveda Inc                         Mentor Graphics Corp                   $      174.98  $     171.98  $  3.95
 04/24/02  Simplex Solutions Inc                Cadence Design Systems Inc             $      249.52  $     195.82  $ 14.35
 05/02/02  Advanced Technical Products          General Dynamics Corp                  $      250.98  $     249.78  $ 33.50
 05/08/02  Chase Industries                     Olin Corp                              $      180.55  $     176.95  $ 11.52
 05/15/02  Boron LePore & Associates Inc        Cardinal Health Inc                    $      202.80  $     188.48  $ 16.00
 06/10/02  SkillSoft Corp                       SmartForce PLC                         $      231.25  $     209.85  $ 12.67
 07/22/02  Big Foot Financial Corp              Midwest Banc Holdings                  $       33.58  $     226.67  $ 21.27
 08/12/02  DeWolfe Cos Inc                      NRT Inc                                $      133.03  $     199.35  $ 19.00
 08/12/02  SpeedFam-IPEC Inc                    Novellus Systems Inc                   $      268.90  $     235.95  $  4.91
 08/19/02  CTB International Corp               Berkshire Hathaway Inc                 $      178.68  $     179.62  $ 12.75
 09/04/02  MetroBanCorp, Indianapolis, IN       First Indiana Corp, Indiana            $       39.25  $     206.45  $ 17.00
 09/19/02  Empire Federal Bancorps Inc, MO      Sterling Financial Corp, WA            $       29.78  $     156.72  $ 19.25
 09/23/02  ARV Assisted Living Inc              Prometheus Assisted Living Inc         $       39.22  $     160.96  $  3.90
 09/30/02  Howell Corp                          Anadarko Petroleum Corp                $      267.58  $     274.08  $ 20.75
 10/01/02  BWAY Corp                            Kelso & Co                             $      341.83  $     266.51  $ 20.00
 10/21/02  Meridian Medical Technologies        King Pharmaceuticals                   $      247.88  $     233.53  $ 44.50
 11/01/02  Osmonics Inc                         GE Power Systems                       $      278.18  $     278.49  $ 17.00
 11/13/02  International Aircraft               Jetscape Aviation Group Inc            $        5.19  $     229.58  $  1.45
 11/20/02  First Community Bancshares, IN       MainSource Financial Group Inc         $       24.19  $     158.02  $ 21.00
 12/16/02  ANFI Inc                             Fidelity National Financial Inc        $      131.38  $     154.38  $ 14.71
 12/23/02  Inktomi Corp                         Yahoo Inc                              $      249.12  $     261.13  $  1.65
 12/24/02  Aegis Realty Inc                     Philips Edison Ltd                     $      161.42  $     159.06  $ 11.52
 01/13/03  Numerical Technologies Inc           Synopsys Inc                           $      239.18  $     164.27  $  7.00
 01/13/03  Next Level Communications Inc        Motorola Inc                           $       27.58  $     240.12  $  1.18
 02/07/03  Security Financial Bancorp Inc       Standard Bancshares Inc, IL            $       45.96  $     206.48  $ 24.00
 02/18/03  Multex.com Inc                       Reuters Group PLC                      $      243.06  $     209.71  $  7.35
 03/21/03  Bedford Bancshares, Bedford, VA      FNB Corp, Christianburg, VA            $       50.23  $     281.12  $ 23.81
 03/26/03  Whitman Education Group Inc          Career Education Group                 $      308.29  $     255.16  $ 15.43
 04/07/03  INRANGE Technologies Corp            Computer Network Technology            $      172.66  $     174.98  $  2.31
 05/05/03  Oak Technology Inc                   Zoran Corp                             $      340.31  $     297.36  $  5.88
 06/13/03  Applied Graphics Tech Inc            KAGT Holdings Inc                      $        8.34  $     208.45  $  0.85
 07/10/03  First State Bancorp, NM              Boston Private Financial Holdings Inc  $       32.53  $     235.72  $ 19.36
 07/16/03  GLB Bancorp Inc, Mentor, OH          Sky Financial Group Inc, OH            $       39.70  $     216.09  $ 16.77
 07/24/03  Digex Inc                            WorldCom Inc                           $       20.40  $     233.67  $  0.80
 07/29/03  Elder-Beerman Stores Corp            Bon-Ton Stores Inc                     $       97.83  $     197.41  $  8.00
 08/05/03  ResortQuest International            Gaylord Entertainment                  $      107.58  $     165.43  $  5.53
 08/05/03  CIMA Labs Inc                        aaiPharma Inc                          $      266.31  $     294.19  $ 24.61
 09/11/03  Skibo Financial Corp, PA             Northwest Bancorp MHC, PA              $       55.19  $     184.82  $ 17.00
 10/08/03  Vixel Corp                           Emulex Corp                            $      316.42  $     290.88  $ 10.00


                                      1 DAY     30 DAY    60 DAY    1 YEAR
TARGET NAME                          PREMIUM   PREMIUM   PREMIUM   PREMIUM
-----------------------------------  --------  --------  --------  --------
Odwalla Inc                             28.9%     49.9%     97.1%     62.4%
First Financial Corp Providence, RI     75.2%     42.6%     76.4%    108.2%
Arguss Communications Inc               30.3%     40.0%     94.2%     13.6%
Pulaski Bancorp Inc, NJ                 31.5%     34.6%     63.6%    114.9%
Proxim Inc                              -9.0%    -24.7%    -16.2%    -41.5%
Shoney's Inc                             4.3%     16.4%     26.3%    -41.1%
Suburban Lodges of America Inc          13.0%     19.3%     27.4%     30.0%
Prestige Bancorp Inc, PA                 1.9%     34.9%     56.2%     56.5%
Oratec Interventions                    40.4%     29.8%     74.0%     69.8%
Visionics Corp                          -7.3%    -28.8%    -31.1%      6.1%
WHG Bancshares Corp                      6.3%      5.6%      7.2%     20.7%
Sevenson Environmental Services         56.1%     33.8%     52.1%     36.8%
Meemic Holdings Inc                     11.5%     23.0%     28.9%     21.7%
Collateral Therapeutics Inc            121.0%     58.9%    109.3%     71.8%
ONTRACK Data International              59.6%     40.9%     67.4%    120.8%
Innoveda Inc                            61.6%     47.5%     75.9%     93.6%
Simplex Solutions Inc                   23.4%     28.8%     39.4%    -20.3%
Advanced Technical Products             17.4%     10.9%     24.1%     93.0%
Chase Industries                       -20.6%     -9.7%     -1.5%     15.7%
Boron LePore & Associates Inc           20.0%     23.8%     34.5%     25.0%
SkillSoft Corp                         136.8%     52.5%     74.9%    -36.9%
Big Foot Financial Corp                 25.5%     22.5%     25.5%     33.4%
DeWolfe Cos Inc                         42.4%     42.7%     69.9%     98.7%
SpeedFam-IPEC Inc                       72.3%     29.2%     21.3%     53.5%
CTB International Corp                 -13.1%     -3.0%    -13.7%     -1.9%
MetroBanCorp, Indianapolis, IN          71.0%     46.7%     81.7%    103.4%
Empire Federal Bancorps Inc, MO         41.2%     27.3%     37.5%     33.1%
ARV Assisted Living Inc                 52.9%     34.4%     53.7%     98.9%
Howell Corp                             53.1%     33.8%     54.5%     81.6%
BWAY Corp                               43.9%     27.5%     36.2%     63.7%
Meridian Medical Technologies           16.6%     26.9%     38.7%     50.9%
Osmonics Inc                            25.0%     28.3%     32.1%     23.8%
International Aircraft                  98.6%     56.2%     99.0%     17.2%
First Community Bancshares, IN         137.6%     60.3%    155.2%    132.8%
ANFI Inc                                10.9%     18.5%     24.5%     48.5%
Inktomi Corp                            41.0%     30.9%    116.7%    -25.7%
Aegis Realty Inc                         7.7%      7.2%      8.3%      5.4%
Numerical Technologies Inc              89.2%     49.2%     79.6%    -10.0%
Next Level Communications Inc           29.8%     28.0%     50.3%     -2.7%
Security Financial Bancorp Inc           4.8%      3.7%      6.0%     16.3%
Multex.com Inc                          60.5%     37.0%     71.8%     91.4%
Bedford Bancshares, Bedford, VA         31.5%     23.0%     33.2%     42.7%
Whitman Education Group Inc             54.3%     41.4%     87.5%    139.3%
INRANGE Technologies Corp                4.1%     16.1%     14.2%    -32.6%
Oak Technology Inc                      24.0%     29.8%     60.6%     32.4%
Applied Graphics Tech Inc               70.0%     34.4%     53.3%     65.3%
First State Bancorp, NM                 17.4%     13.6%     19.7%     66.7%
GLB Bancorp Inc, Mentor, OH             31.5%     30.7%     48.5%     57.9%
Digex Inc                                5.3%     30.8%     67.5%    106.3%
Elder-Beerman Stores Corp               31.1%     27.4%     53.4%    168.5%
ResortQuest International                8.4%     13.7%     26.2%     41.5%
CIMA Labs Inc                            0.0%    -11.9%     -9.5%      1.6%
Skibo Financial Corp, PA                26.3%     21.2%     25.8%     24.4%
Vixel Corp                              18.1%     20.3%     27.7%    134.7%


                                           SUMMARY OF PREMIUM ANALYIS:
                                      ENTERPRISE VALUE $150 TO $300 MILLION
                                      -------------------------------------
                              Max     137.60%    60.30%   155.20%   168.50%
                              Min     -20.60%   -28.80%   -31.10%   -41.50%
                              Mean     35.80%    26.40%    47.00%    47.80%
                              Median   29.40%    28.60%    44.00%    42.10%

                                           SUMMARY OF PREMIUM ANALYIS:
                                      ENTERPRISE VALUE $75 TO $300 MILLION
                                     --------------------------------------
                              Max     260.00%   252.30%   267.10%   219.60%
                              Min     -62.80%   -90.10%   -90.20%   -89.40%
                              Mean     36.70%    38.20%    48.40%    48.90%
                              Median   29.40%    31.10%    42.00%    42.70%


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SHATTUCK HAMMOND PARTNERS LLC

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